UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January 2014

Commission File Number 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXHIBITS TO FORM 6-K

Exhibit Number	Description

101.INS	XBRL Instance Document

101.SCH	XBRL Schema Document

101.CAL	XBRL Calculation Linkbase Document

101.DEF	XBRL Definition Linkbase Document

101.LAB	XBRL Label Linkbase Document

101.PRE	XBRL Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 22, 2014

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Akira Takeda
Name:	Akira Takeda
Title:	Chief Manager, General Affairs
Corporate Administration Division

FINANCIAL REVIEW

Introduction

We, Mitsubishi UFJ Financial Group, Inc., or MUFG, are a holding company for The Bank of Tokyo-Mitsubishi UFJ, Ltd., or BTMU, Mitsubishi UFJ Trust and Banking Corporation, or MUTB, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., or MUMSS (through Mitsubishi UFJ Securities Holdings Co., Ltd., or MUSHD, an intermediate holding company), Mitsubishi UFJ NICOS Co., Ltd., and other subsidiaries. Through our subsidiaries and affiliated companies, we engage in a broad range of financial businesses and services, including commercial banking, investment banking, trust banking and asset management services, securities businesses, and credit card businesses, and provide related services to individual and corporate customers.

For the purposes of this Report, we have prepared our unaudited condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, except for otherwise specifically identified information, including business segment information and risk-adjusted capital ratios. Unless otherwise stated or the context otherwise requires, all amounts in our unaudited condensed consolidated financial statements are expressed in Japanese yen.

Summary of Our Recent Financial Results

We reported net income attributable to Mitsubishi UFJ Financial Group of ¥383.3 billion for the six months ended September 30, 2013, a decrease of ¥212.7 billion from ¥596.0 billion for the six months ended September 30, 2012. Our diluted earnings per common share (earnings applicable to common shareholders of Mitsubishi UFJ Financial Group) for the six months ended September 30, 2013 was ¥26.10, a decrease of ¥15.34 from ¥41.44 for the six months ended September 30, 2012. Income before income tax expense for the six months ended September 30, 2013 was ¥530.4 billion, a decrease of ¥153.2 billion from ¥683.6 billion for the six months ended September 30, 2012. Our business and results of operations, as well as our assets, are heavily influenced by trends in economic conditions particularly in Japan, which generally exhibited signs of improvement during the six months ended September 30, 2013, with positive GDP growth, improving stock prices and a depreciating Japanese yen, while interest rates remained low. However, our six months results were affected by net trading account losses as, among other things, the value of foreign debt securities declined significantly in anticipation of a tapering of the monetary easing policy of the Federal Reserve Board, or FRB, in the United States.

The following table presents some key figures relating to our financial results:

	Six months ended September 30,
	2012	2013
	(in billions, except per share data)
Net interest income	¥918.9	¥966.4
Provision (credit) for credit losses	80.0	(60.2)
Non-interest income	1,027.0	693.5
Non-interest expense	1,182.3	1,189.7
Income before income tax expense	683.6	530.4
Net income before attribution of noncontrolling interests	613.1	431.0
Net income attributable to Mitsubishi UFJ Financial Group	596.0	383.3
Diluted earnings per common share—earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	41.44	26.10

Our net income attributable to Mitsubishi UFJ Financial Group mainly reflects the following:

Net interest income.    Net interest income is a function of:

•	the amount of interest-earning assets,

•	the amount of interest-bearing liabilities,

•	the general level of interest rates,

•	the so-called “spread,” or the difference between the rate of interest earned on interest-earning assets and the rate of interest paid on interest-bearing liabilities, and

•	the proportion of interest-earning assets financed by non-interest-bearing liabilities and equity.

Net interest income for the six months ended September 30, 2013 was ¥966.4 billion, an increase of ¥47.5 billion from ¥918.9 billion for the six months ended September 30, 2012. The increase in net interest income resulted from higher interest income primarily attributable to increased loan volume, and lower interest expense due to lower interest payments on repurchase transactions resulting from lower short-term interest rates. The average interest spread decreased 0.02 percentage points to 0.90% for the six months ended September 30, 2013 from 0.92% for the six months ended September 30, 2012. The average interest rate on domestic interest-earning assets declined, reflecting lower interest rates and intensified competition in the loan market. The average interest rate on foreign interest-earning assets also declined, mainly reflecting lower interest rates on loans. Our funding rates also declined following the short-term interest rates in the market. In the current near-zero interest rate environment, however, interest rates on interest-earning assets decreased more than interest rates on interest-bearing liabilities.

The following table is a summary of the amount of interest-earning assets and interest-bearing liabilities, average interest rates, the interest rate spread and non-interest-bearing liabilities for the six months ended September 30, 2012 and 2013:

	Six months ended September 30,
	2012		2013
	Average balance	Average rate (Annualized)	Average balance	Average rate (Annualized)
	(in billions, except percentages)
Interest-earning assets:
Domestic	¥135,488.5	0.97%	¥133,873.2	0.90%
Foreign	56,865.2	1.95	72,980.3	1.73

Total	¥192,353.7	1.26%	¥206,853.5	1.19%

Financed by:
Interest-bearing liabilities:
Domestic	¥135,793.5	0.23%	¥139,238.0	0.18%
Foreign	36,761.9	0.76	45,064.0	0.64

Total	172,555.4	0.34	184,302.0	0.29
Non-interest-bearing liabilities	19,798.3	—	22,551.5	—

Total	¥192,353.7	0.31%	¥206,853.5	0.26%

Interest rate spread		0.92%		0.90%
Net interest income as a percentage of total interest-earning assets		0.95%		0.93%

Provision (credit) for credit losses.    Provision for credit losses is charged to operations to maintain the allowance for credit losses at a level deemed appropriate by management. When there is an improvement in asset quality, a credit for credit losses is recorded to reverse the allowance for credit losses to an appropriate level. For the six months ended September 30, 2013, we recorded credit for credit losses of ¥60.2 billion, compared to a provision for credit losses of ¥80.0 billion for the same period of the previous fiscal year. For details of the provision for credit losses and a description of the approach and methodology used to establish the allowance for credit losses, see “Financial Condition—Loan Portfolio.”

Non-interest income.    Non-interest income consists of:

•	fees and commissions income, including:

•	trust fees,

•	fees on funds transfer and service charges for collections,

•	fees and commissions on international business,

•	fees and commissions on credit card business,

•	service charges on deposits,

•	fees and commissions on securities business,

•	fees on real estate business,

•	insurance commissions,

•	fees and commissions on stock transfer agency services,

•	guarantee fees,

•	fees on investment funds business, and

•	other fees and commissions,

•

foreign exchange gains (losses)—net, which include gains (losses) on foreign exchange derivative contracts (for example, foreign exchange gains (losses) on currency derivatives), foreign exchange gains (losses) on other than derivative contracts (for example, gains (losses) on foreign exchange transactions), and foreign exchange gains (losses) related to the fair value option (for example, foreign exchange gains (losses) on securities under the fair value option),

•

trading account profits (losses)—net, which primarily include net profits (losses) on trading account securities and interest rate derivative contracts entered into for trading purposes, including assets relating to the following activities:

•

trading purpose activities, which are conducted mainly for the purpose of generating profits either through transaction fees or arbitrage gains and involve frequent and short-term selling and buying of securities, commodities or others, and

•

trading account assets relating to application of certain accounting rules, which are generally not related to trading purpose activities but are classified as trading accounts due to application of certain accounting rules, such as assets that are subject to fair value option accounting treatment or investment securities held by variable interest entities that are classified as trading account securities.

Of the two categories, trading purpose activities represent a smaller portion of our trading accounts profits,

•	investment securities gains (losses)—net, which primarily include net gains or losses on sales and impairment losses on securities available for sale,

•

equity in earnings (losses) of equity method investees—net, which includes our equity interest in the earnings of our equity investees and impairment losses on our investments in equity method investees, and

•	other non-interest income.

In December 2013, the final rules to implement Section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, which is generally referred to as the “Volcker Rule,” were issued. The Volcker Rule is designed, among other things, to restrict banking entities’ trading in securities and derivatives for their own accounts, and may impact some of our proprietary trading activities in the United States. However, since the extraterritorial application of the Volcker Rule is limited so as to exclude proprietary trading activities conducted outside of the United States, we currently do not expect the effect to be material to us on a consolidated basis. We intend to continue to monitor developments relating to the Volcker Rule as further guidance and clarification on the interpretation and application of the final rules are expected from the regulators.

The following table is a summary of our non-interest income for the six months ended September 30, 2012 and 2013:

	Six months ended September 30,
	2012	2013
	(in billions)
Fees and commissions income	¥541.0	¥639.4
Foreign exchange gains (losses)—net	76.6	(35.7)
Trading account profits (losses)—net	301.8	(192.1)
Investment securities gains—net	35.7	130.0
Equity in earnings of equity method investees—net	10.0	87.2
Other non-interest income	61.9	64.7

Total non-interest income	¥1,027.0	¥693.5

Fees and commissions income for the six months ended September 30, 2013 was ¥639.4 billion, an increase of ¥98.4 billion from ¥541.0 billion for the six months ended September 30, 2012. This increase was mainly due to an increase of ¥51.2 billion in fees and commissions from our securities business, particularly brokerage fees, as the level of activity in the equity markets increased. Fees from our investment funds business also increased primarily due to higher mutual fund sales following the improvements in the equity markets.

Net foreign exchange losses for the six months ended September 30, 2013 were ¥35.7 billion, compared to net foreign exchange gains of ¥76.6 billion for the six months ended September 30, 2012. The depreciation of the Japanese yen against other major currencies resulted in ¥782.0 billion of foreign exchange gains related to trading account securities under the fair value option. However, the gains were more than offset by ¥5.1 billion of foreign exchange losses on derivative contracts and ¥812.6 billion of foreign exchange losses on other than derivative contracts mainly relating to losses on foreign currency transactions entered into in connection with funding for foreign currency purchases.

Net trading account losses for the six months ended September 30, 2013 were ¥192.1 billion, compared to ¥301.8 billion of net trading account profits for the six months ended September 30, 2012. This was mainly due to ¥249.1 billion of net losses on trading account securities under the fair value option resulting from a decrease in the value of foreign debt securities, reflecting the general increase in interest rates in the United States, particularly from late May through the summer of 2013, in anticipation of a tapering of the FRB’s quantitative monetary easing program, and ¥94.0 billion of net losses on equity contracts reflecting losses resulting from risk management activities relating to the equity holdings in our securities subsidiaries. These losses were partially offset by ¥119.1 billion of net profits on trading account securities, reflecting gains on sales and trading in Japanese government bonds and foreign debt securities in our securities subsidiaries.

Net investment securities gains for the six months ended September 30, 2013 were ¥130.0 billion, compared to net investment securities gains of ¥35.7 billion for the six months ended September 30, 2012. This improvement was mainly due to a reduction of ¥112.6 billion in impairment losses on marketable equity securities available for sale, reflecting improved equity market conditions in Japan. Between the same periods, net gains on sales of marketable equity securities available for sale increased ¥39.5 billion, although net gains on sales of debt securities available for sale decreased ¥62.0 billion.

Net equity in earnings of equity method investees for the six months ended September 30, 2013 was ¥87.2 billion, compared to net equity in earnings of equity method investees of ¥10.0 billion for the same period of the previous fiscal year. This increase reflected an increase of ¥53.2 billion in equity in earnings of Morgan Stanley as Morgan Stanley’s earnings improved.

Core Business Areas

We operate our main businesses under an integrated business group system, which integrates the operations of BTMU, MUTB, MUMSS (through MUSHD), Mitsubishi UFJ NICOS and other subsidiaries in the following five areas—Retail, Corporate, Trust Assets, Global, and Global Markets. These five businesses serve as the core sources of our revenue. Operations that are not covered under the integrated business group system, which mainly consists of corporate center of MUFG, BTMU, MUTB and MUMSS and the elimination of net revenues among business segments, are classified under Other. For further information, see “Business Segment Analysis.”

Our business segment information is based on financial information prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP, as adjusted in accordance with internal management accounting rules and practices and is not consistent with our unaudited condensed consolidated financial statements included elsewhere in this Report, which have been prepared in accordance with U.S. GAAP. For information on a reconciliation of operating profit under our internal management reporting system to income before income tax expense shown on the unaudited condensed consolidated statements of income, see Note 17 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

The following table sets forth the relative contributions to operating profit for the six months ended September 30, 2013 of the five core business areas and other based on our business segment information:

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group	Integrated Trust Assets Business Group	Integrated Global Business Group			Global Markets	Other	Total
				Other than UNBC	UNBC	Total
	(in billions)
Net revenue:	¥648.8	¥457.6	¥76.4	¥266.8	¥175.2	¥442.0	¥285.6	¥(8.5)	¥1,901.9
Operating expenses	477.6	217.1	44.6	147.6	124.5	272.1	82.6	85.6	1,179.6

Operating profit (loss)	¥171.2	¥240.5	¥31.8	¥119.2	¥50.7	¥169.9	¥203.0	¥(94.1)	¥722.3

Summary of Our Recent Financial Condition

The following table presents some key asset balance figures:

	March 31, 2013	September 30, 2013
	(in trillions)
Total assets	¥230.56	¥237.95
Net loans	97.25	100.89
Loans, net of unearned income, unamortized premiums and deferred loan fees	98.59	102.07
Allowance for credit losses	(1.34)	(1.18)
Investment securities	61.87	55.44
Securities available for sale	58.84	52.63
Securities being held to maturity	2.13	1.94
Trading account assets	40.83	40.46
Trading securities	26.18	28.43
Trading derivative assets	14.65	12.03

Total assets as of September 30, 2013 were ¥237.95 trillion, an increase of ¥7.39 trillion from ¥230.56 trillion as of March 31, 2013.

Total loans outstanding as of September 30, 2013 were ¥102.07 trillion, an increase of ¥3.48 trillion from ¥98.59 trillion as of March 31, 2013. The average total balance of loans increased ¥9.16 trillion to ¥100.48 trillion for the six months ended September 30, 2013 from ¥91.32 trillion for the same period of the previous fiscal year. Before unearned income, net unamortized premiums and net deferred loan fees, our loan balance as of September 30, 2013 consisted of ¥69.24 trillion of domestic loans and ¥32.95 trillion of foreign loans. Between March 31, 2013 and September 30, 2013, domestic loans decreased ¥0.20 trillion, while foreign loans increased ¥3.68 trillion. The decrease in domestic loans was mainly due to decreases in our loans outstanding to borrowers in the banks and other financial institutions, manufacturing, consumer, real estate, and wholesale and retail categories, reflecting weak corporate investments and intensified lending rate competition in the residential mortgage loan market. The increase in foreign loans was mainly due to an increase in demand for loans in the United States and Asia as well as the appreciation of the relevant foreign currencies against the Japanese yen.

The total allowance for credit losses as of September 30, 2013 was ¥1,183.4 billion, a decrease of ¥152.6 billion from ¥1,336.0 billion as of March 31, 2013. This was primarily due to a decrease in allowance for credit losses provided for individually-evaluated impaired loans in Japan, which partially reflected the upgraded internal borrower rating of a large borrower following the reclassification of its loan from nonaccrual loan to restructured loan after a portion of the loan was written off. The improved financial condition of a larger number of housing loan borrowers also contributed to the decrease in the total allowance for credit losses. The total allowance for credit losses represented 1.16% of our total loan portfolio as of September 30, 2013, a decrease of 0.20 percentage points from 1.36% as of March 31, 2013.

Total investment securities decreased ¥6.43 trillion to ¥55.44 trillion as of September 30, 2013 from ¥61.87 trillion as of March 31, 2013, primarily due to a decrease of ¥7.36 trillion in our investment in Japanese government bonds available for sale as part of our asset and liability management and interest rate risk management strategies, partially offset by an increase of ¥0.62 trillion in marketable equity securities. As a percentage of our total assets, our investment in Japanese government bonds decreased to 17.8% as of September 30, 2013 from 21.6% as of March 31, 2013. The increase in marketable equity securities mainly reflected an increase in unrealized gains as equity market conditions improved in Japan in the six months ended September 30, 2013.

Trading account assets as of September 30, 2013 were ¥40.46 trillion, a decrease of ¥0.37 trillion from ¥40.83 trillion as of March 31, 2013. This decrease reflected a decrease of ¥2.62 trillion in trading derivative assets, offset in part by an increase of ¥2.25 trillion in trading securities. The decrease in trading derivative assets reflected a decrease in the fair value of interest rate swaps and foreign exchange futures. The increase in trading securities mainly reflected the rebalancing of our securities portfolio as part of our asset and liability management, resulting in an increase in foreign government bonds, which are accounted for under the fair value option and are thus classified as trading account securities. The increase in trading account securities also reflected an increase in the value of foreign debt securities resulting from the depreciation of the Japanese yen against other major currencies.

The following table presents key liability balance figures:

	March 31, 2013	September 30, 2013
	(in trillions)
Total liabilities	¥219.62	¥226.27
Total deposits	148.21	152.84
Domestic	118.33	117.81
Overseas	29.88	35.03
Payables under repurchase agreements	15.70	20.35
Other short-term borrowings	11.61	11.12
Trading account liabilities	14.97	12.14
Long-term debt	12.18	12.71

Total liabilities as of September 30, 2013 were ¥226.27 trillion, an increase of ¥6.65 trillion from ¥219.62 trillion as of March 31, 2013.

Total deposits as of September 30, 2013 were ¥152.84 trillion, an increase of ¥4.63 trillion from ¥148.21 trillion as of March 31, 2013. Of the ¥4.63 trillion increase, ¥5.15 trillion was attributable to our foreign offices, which was partially offset by a decrease of ¥0.52 trillion in our domestic offices. The decrease in domestic deposits was primarily due to a decrease in domestic interest-bearing deposits maintained in corporate accounts, particularly negotiable certificates of deposit, with our banking and trust banking subsidiaries. The increase in foreign deposits was primarily due to an increase in interest-bearing deposits in BTMU’s foreign offices and Union Bank, N.A., as well as an increase in the value of such deposits resulting from the depreciation of the Japanese yen against other major currencies.

Payables under repurchase agreements as of September 30, 2013 were ¥20.35 trillion, an increase of ¥4.65 trillion from ¥15.70 trillion as of March 31, 2013. This increase was primarily due to an increase in the volume of repurchase transactions by our banking subsidiaries for funding for loans and securities investments in foreign currencies.

Trading account liabilities as of September 30, 2013 were ¥12.14 trillion, a decrease of ¥2.83 trillion from ¥14.97 trillion as of March 31, 2013. The decrease was due to a decrease in the fair value of the derivative liabilities for interest rate swaps and foreign exchange futures.

Shareholders’ Equity

The following table presents some key MUFG shareholders’ equity balance figures:

	March 31, 2013	September 30, 2013
	(in trillions)
Shareholders’ equity	¥10.61	¥11.32
Retained earnings	1.60	1.87
Unrealized gains on investment securities, net of tax	1.11	1.25
Defined benefit plans, net of tax	(0.32)	(0.30)
Foreign currency translation adjustments, net of tax	(0.21)	0.07

Shareholders’ equity as of September 30, 2013 was ¥11.32 trillion, an increase of ¥0.71 trillion from ¥10.61 trillion as of March 31, 2013.

Retained earnings as of September 30, 2013 were ¥1.87 trillion, an increase of ¥0.27 trillion from ¥1.60 trillion as of March 31, 2013, reflecting the net income of our banking, trust banking and securities subsidiaries for the six months ended September 30, 2013. We raised our semi-annual interim dividend to

¥7.0 per share of common stock for the six months ended September 30, 2013, and are currently planning to pay a semi-annual year-end dividend of ¥7.0 per share of common stock for the six months ending March 31, 2014.

Unrealized gains on investment securities, net of tax, as of September 30, 2013 were ¥1.25 trillion, an increase of ¥0.14 trillion from ¥1.11 trillion as of March 31, 2013. The increase was mainly due to favorable price movements in the equity market in Japan.

Foreign currency translation adjustments, net of tax, as of September 30, 2013 were a positive adjustment of ¥0.07 trillion, compared to a negative adjustment of ¥0.21 trillion as of March 31, 2013. This change was mainly due to the positive impact of the depreciation of the Japanese yen against other major currencies on foreign currency translation adjustments related to our investment in Morgan Stanley, Union BanCal Corporation, or UNBC, and other foreign subsidiaries.

Capital Ratio

The following tables present our risk-adjusted capital ratio in accordance with Basel III as of March 31, 2013 and September 30, 2013. Underlying figures are calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP, as required by the Japanese Financial Service Agency, or FSA. The figures in the tables below are rounded down.

Common Equity Tier 1 (minimum capital ratios required: 3.50%)

	March 31, 2013	September 30, 2013
MUFG (consolidated)	11.70%	11.77%
BTMU (consolidated)	11.71	11.54
BTMU (stand-alone)	11.76	11.99
MUTB (consolidated)	13.12	14.72
MUTB (stand-alone)	12.49	13.97

Tier 1 Capital (minimum capital ratios required: 4.50%)

	March 31, 2013	September 30, 2013
MUFG (consolidated)	12.74%	13.12%
BTMU (consolidated)	13.11	13.13
BTMU (stand-alone)	13.99	14.21
MUTB (consolidated)	13.77	15.29
MUTB (stand-alone)	13.22	14.75

Total Capital (minimum capital ratios required: 8.00%)

	March 31, 2013	September 30, 2013
MUFG (consolidated)	16.68%	16.84%
BTMU (consolidated)	17.51	17.26
BTMU (stand-alone)	18.52	18.74
MUTB (consolidated)	17.79	19.72
MUTB (stand-alone)	17.94	19.94

As of September 30, 2013, our management believed that we were in compliance with all capital adequacy requirements to which we were subject.

Our capital ratio as of September 30, 2013 generally improved as compared to March 31, 2013. Our risk-weighted assets increased between March 31, 2013 and September 30, 2013, mainly as a result of floor adjustments, which are adjustments made in accordance with formulae prescribed under applicable regulatory capital standards, including those reflecting fluctuations in the loan balance and the quality of our credit portfolio. Our consolidated regulatory capital amounts, including our Common Equity Tier 1 capital, increased between March 31, 2013 and September 30, 2013, due to an increase in retained earnings, reflecting higher net income.

Business Environment

We engage, through our subsidiaries and affiliated companies, in a broad range of financial businesses and services, including commercial banking, investment banking, trust banking and asset management services, securities businesses and credit card businesses, and provide related services to individuals primarily in Japan and the United States and to corporate customers around the world. Our results of operations and financial condition are exposed to changes in various external economic factors, including:

•	general economic conditions,

•	interest rates,

•	currency exchange rates, and

•	stock and real estate prices.

The global economy lacked strong momentum during the six months ended September 30, 2013. Although slightly improving trends continued in Japan and the United States, the economic conditions in the Eurozone and emerging countries generally remained stagnant. These trends have since continued.

In Japan, since the introduction at the end of the calendar year 2012 of various measures under the Abe administration’s economic reform policy generally referred to as the “Abe-nomics” policy, the Japanese yen has depreciated against other major currencies, and the yen’s depreciation has positively affected the Japanese economy. In the United States, stock, land and housing prices have improved while the FRB has maintained its zero-interest rate policy, a policy to maintain the federal funds target rate between zero and 0.25%. Improvements in the labor market during the reporting period also supported the U.S. economy and stock markets. The Eurozone and emerging economies have remained weak with low growth rates. Although Eurozone GDP growth turned positive in the quarter ended June 30, 2013 for the first time in seven quarters, the rate of economic recovery in the Eurozone has remained slow. Emerging economies have also been slowing partially due to decreasing foreign investments.

Economic Environment in Japan

While the adverse effects of the recent global financial crisis in 2008 and the Great East Japan Earthquake in March 2011 lingered, signs of improvement in the Japanese economy continued to emerge in the first half of the fiscal year ending March 31, 2014. While the Japanese government continued to propose and implement various measures under the “Abe-nomics” policy, the depreciation of the Japanese yen against other major currencies, such as the U.S. dollar, helped large-scale exporters improve their financial performance, which led to higher stock prices. The stronger stock market led to increased corporate and household spending, production of goods, and exports, resulting in an improvement of the real economy.

The “Abe-nomics” policy consists of three fundamental strategies. As part of the first fundamental strategy, a series of anti-deflation and other monetary measures are being implemented in coordination with the Bank of Japan. The Bank of Japan has put forth an inflation target of 2% in terms of a year-on-year rate of change in the consumer price index to be achieved within two years, and has begun to implement measures under its “quantitative and qualitative monetary easing” policy. The policy measures set forth by the Bank of Japan include:

•	money market operations with an aim to double Japan’s monetary base in two years,

•	market purchases of Japanese government bonds of up to approximately ¥7.5 trillion per month, and

•	market purchases of exchange-traded funds, Japanese real estate investment trusts, commercial paper and corporate bonds.

Under this policy, Japan’s monetary base increased ¥63.3 trillion to ¥201.8 trillion as of December 31, 2013 from ¥138.5 trillion as of December 31, 2012. In addition, the aggregate amount that the Bank of Japan had spent on purchasing long-term Japanese government bonds under the policy increased ¥52.4 trillion to ¥141.6 trillion as of December 31, 2013 from ¥89.2 trillion as of December 31, 2012. The continued supply of cash by the Bank of Japan has kept interest rates low and resulted in increased stock and real estate purchases.

The second fundamental strategy set forth by the Abe administration includes increased government spending to stimulate the economy. More than 80% of the projects included in the February 2013 supplemental budget were completed by the end of June 2013. The increased government spending, together with recently implemented tax reform measures, stimulated corporate and household spending, which in turn resulted in stronger market sentiment. Such tax reform measures include the Japanese version of individual savings accounts, which allow individuals to invest up to ¥1.0 million per year in equity and mutual funds, free of capital gains and dividend taxes, as well as a temporary measure to exempt individuals’ gifts of funds to their children or grandchildren for educational purposes from gift tax.

The third fundamental strategy includes deregulation and other growth measures and plans focused on, among other things, the health, energy, infrastructure and agriculture sectors, foreign investment and trade, as well as labor and employment. Although the effects of the measures implemented under this strategy are yet to be seen, such measures are designed to create domestic demand, which is considered to form the foundation of Japan’s future economic growth.

However, there is still uncertainty surrounding Japan’s economy, including the medium and long-term effect of the “Abe-nomics” measures on Japan’s economy. Moreover, the “Abe-nomics” measures may affect each economic segment differently, potentially creating varying business environments for our customers, borrowers and investees depending on their industry and particular circumstances.

The following table sets forth the growth rates of Japan’s real gross domestic product and its components on a quarter-on-quarter basis for the periods indicated:

	Calendar Year									(Unit: %)
	2010	2011				2012				2013
	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q
Gross Domestic Product	(0.5)	(1.8)	(0.7)	2.6	0.3	0.9	(0.5)	(0.8)	0.1	1.1	0.9	0.3
Private Consumption	(0.3)	(1.7)	0.8	1.5	0.7	0.4	0.4	(0.5)	0.6	1.0	0.7	0.2
Private Residential Investment	3.8	1.8	(2.4)	4.5	(1.1)	(1.3)	2.8	1.1	3.1	2.2	0.3	2.6
Private Non-Residential Investment	(1.9)	1.1	(0.5)	1.9	8.1	(2.1)	0.4	(2.1)	(0.6)	(1.0)	0.9	0.0
Government Consumption	0.4	(0.1)	0.4	0.2	0.3	1.3	(0.5)	0.4	0.7	0.7	0.6	0.2
Public Investment	(2.1)	(4.8)	2.2	(2.2)	(2.5)	6.8	(1.9)	(2.4)	2.9	1.1	6.3	6.5
Exports	0.1	(0.8)	(7.5)	9.7	(3.0)	2.7	(0.5)	(3.8)	(3.0)	3.9	2.9	(0.6)
Imports	1.0	1.3	(0.6)	3.2	2.0	1.9	1.4	(0.4)	(1.7)	1.0	1.7	2.2

Source: Cabinet Office, Government of Japan

Japan’s GDP grew for the four consecutive quarters ended September 30, 2013 reflecting strong and stable domestic demand throughout the period, although the rate of growth began to decline in the calendar year 2013. The following trends were observed for each main component of Japan’s GDP in recent periods:

•	Private consumption continued to grow during the six months ended September 30, 2013. In the quarter ended June 30, 2013, durable goods (such as air-conditioners, refrigerators, jewelry and watches), semi-durable goods (such as clothes), non-durable goods (such as cold beverages) and services (such as financial-services, restaurants and hotels) contributed to the positive growth. Measures implemented under the “Abe-nomics” policy had a positive effect on household spending. In the quarter ended September 30, 2013, durable goods (such as vehicles, accessories and handbags) and services (such as passenger transportation) contributed to the positive growth, which was partially offset by the lower growth in other services, including financial services. Private consumption may significantly weaken, however, when the consumption tax rate is raised from the current 5% to 8% in April 2014 and further to 10% in October 2015 in accordance with the legislation enacted by the Japanese Diet in August 2012.

•

Private residential investment fluctuated during the six months ended September 30, 2013. In the quarter ended June 30, 2013, private residential investment increased 0.3%, reflecting the continued recovery from the negative impact of the recent financial crisis and the Great East Japan Earthquake supported by improvements in consumer confidence. In the quarter ended September 30, 2013, private spending on residential properties increased in wider areas of Japan, expanding from the Tohoku area (the northeastern part of Japan that suffered damages from the Great East Japan Earthquake) to the Hokuriku area (the coastal prefectures by the Sea of Japan north of the Kanto area, which encompasses Tokyo and the surrounding prefectures), the Kinki area (the most populated area in western Japan, which includes Osaka), and the Chubu area (the area between the Kanto area and the Kinki area, which includes Nagoya). Measures implemented under the “Abe-nomics” policy had a positive effect on the real estate market during the quarter with private residential construction and sales increasing. The enactment of the legislation to increase the consumption tax rates also contributed to stronger demand for private residential properties, which may significantly weaken once the higher consumption tax rate becomes effective in April 2014.

•

Private non-residential investment grew during the six months ended September 30, 2013. In the quarter ended June 30, 2013, corporate investments in the construction industry and in certain non-manufacturing industries, such as the retail sales industry, contributed to the positive growth. The growth was partially offset by lower private inventory investments, reflecting lower inventory levels of partly finished products. In the quarter ended September 30, 2013, corporate investments in the construction, transportation and retail industries increased while investments in the chemical and electric equipment industries decreased. Private inventory investments increased in the same quarterly period due to higher inventory levels of finished goods in the automobile and other manufacturing industries.

•	Government consumption grew during the six months ended September 30, 2013 mainly due to increased social benefit expenses, including government spending on medical and nursing care services.

•

Public investment grew during the six months ended September 30, 2013, marking the seventh consecutive quarter of positive growth since the beginning of the calendar year 2012. This was primarily due to increased public projects in the northeastern part of Japan, which suffered damages from the Great East Japan Earthquake.

•

Net exports, which represent exports less imports, increased in the quarter ended June 30, 2013, with both exports and imports growing. Exports grew mainly in the automobile and travel-related industries, while imports of crude petroleum, natural gas, coals and clothing products also grew. In the quarter ended September 30, 2013, net exports turned negative with declining exports and growing imports. Exports declined mainly due to decreases in exports of electronics and telecommunications products, petroleum-related goods and steel. Imports grew mainly due to increases in imports of transportation machinery, and electronics and telecommunications products.

The following table sets forth the growth rates of Japan’s nationwide consumer price indices on a year-on-year basis for the periods indicated:

	Calendar Year										(Unit: %)
	2012			2013
	Oct.	Nov.	Dec.	Jan.	Feb.	Mar.	Apr.	May	Jun.	Jul.	Aug.	Sep.	Oct.	Nov.
Consumer Price Index	(0.4)	(0.2)	(0.1)	(0.3)	(0.7)	(0.9)	(0.7)	(0.3)	0.2	0.7	0.9	1.1	1.1	1.5

Source: Ministry of Internal Affairs and Communications of Japan

The following table sets forth Japan’s nationwide unemployment rates for the periods indicated:

	Calendar Year									(Unit: %)
	2010	2011				2012				2013
	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q
Unemployment Rate	4.8	4.7	4.7	4.4	4.3	4.5	4.6	4.3	4.0	4.3	4.2	4.0

Source: Ministry of Internal Affairs and Communications of Japan

Japan’s nationwide unemployment rates for October and November 2013 were 4.0% and 4.0%, respectively.

The Bank of Japan has sought to keep short-term interest rates low by maintaining its “quantitative and qualitative monetary easing” policy. Euro-yen-3-month Tokyo Interbank Offered Rate, or TIBOR, declined from 0.25000% on April 1, 2013 to 0.22800% on September 30, 2013, and further declined to around 0.22000% as of early January 2014, the lowest level since 2006, reflecting the monetary policy of the Bank of Japan. Long-term interest rates have fluctuated since the introduction of the Abe-nomics measures. The yield on newly issued ten-year Japanese government bonds fell to the historical low of approximately 0.325% shortly after the introduction of the Abe-nomics measures, and rose to around 1% in May 2013 due to concerns over the impact of increased government spending and debt on Japan’s financial health and a general shift in investors’ allocation of capital from the debt markets to the improving stock markets. From late May 2013 to November 2013, the yield on newly issued ten-year Japanese government bonds declined gradually to below 0.6% partly due to the Bank of Japan’s more flexible bond purchase operations, despite the increases in interest rates in the United States and other major countries. Since December 2013, the yield on newly issued ten-year Japanese government bonds has risen to above 0.7% mainly in response to increases in interest rates in the United States after the announcements of strong U.S. statistics such as the non-farm payroll for October 2013, and of the FRB’s decision to taper the quantitative monetary easing program.

The following chart shows the interest rate trends in Japan since April 2012:

With regards to the Japanese stock market, the closing price of the Nikkei Stock Average, or Nikkei 225, which is the average of 225 blue chip stocks listed on the Tokyo Stock Exchange, increased from ¥12,397.91 on March 29, 2013 to ¥14,455.80 on September 30, 2013. Partly due to the depreciation of the Japanese yen against other major currencies such as the U.S. dollar, the Nikkei 225 maintained an upward trend from April 1, 2013 to May 23, 2013, when it increased to an intra-day high of ¥15,942.60. However, the Nikkei 225 started to decline rapidly on the same day after weak Chinese statistics were reported, and the downward trend continued for approximately one month, until late June 2013, when the price was at a similar level to what it had been at the end of March 2013. The downward trend reflected investors’ reaction to a rapid increase in stock prices and to congressional testimony of Mr. Ben Bernanke, the Chair of the FRB, suggesting the possibility of tapering the quantitative monetary easing program. Subsequent to the one-month long downward trend, the Nikkei 225 remained generally between ¥13,000 and ¥15,000 for the rest of the six-month period ended September 30, 2013.

The Tokyo Stock Price Index, or TOPIX, a composite index of all stocks listed on the First Section of the Tokyo Stock Exchange, similarly fluctuated due to the same reasons as those for the Nikkei 225. The TOPIX increased quickly from April 1, 2013 to an intra-day high of 1,289.77 on May 23, 2013. On the same day, the TOPIX began to decline rapidly, and the downward trend continued for approximately one month. Subsequently, the stock market became more stable with the TOPIX remaining generally between 1,100 and 1,230 for the rest of the six-month period ended September 30, 2013.

Stock prices remained within the same range until the middle of November 2013. As the Japanese yen further depreciated against other major currencies such as the U.S. dollar reflecting the rises in long-term interest rates in the United States after the announcements of an improved U.S. GDP in the third quarter and higher than expected non-farm payroll for October 2013, stock prices increased with the Nikkei 225 rising to an intra-day high of ¥15,794.15 and the TOPIX rising to an intra-day high of 1,266.66 on December 3, 2013. Following the announcement on December 18, 2013, of the FRB’s decision to taper the quantitative monetary easing program, stock prices rose further with the Nikkei 225 reaching an intra-day high of ¥16,320.22 on December 30, 2013, and the TOPIX reaching an intra-day high of 1,306.23 on January 8, 2014.

The following chart shows the daily closing price of the Nikkei Stock Average since April 2012:

The Japanese yen depreciated against other major currencies such as the U.S. dollar from the closing price of ¥94.22 to U.S.$1 on March 29, 2013 to an intra-day high of ¥103.74 on May 22, 2013, when the Chair of the FRB suggested the possibility of exiting from quantitative easing in his testimony to Congress. Subsequently, market participants began selling emerging currencies and shifted their money into funding currencies such as the U.S. dollar and particularly the Japanese yen, which resulted in a rapid appreciation of the Japanese yen. The Japanese yen continued to appreciate against the U.S. dollar for about one month until late June 2013, and remained generally between ¥95.00 and ¥101.50 to U.S.$1 until the middle of November 2013. The Japanese yen then began to depreciate against the U.S. dollar, reaching an intra-day high of ¥105.44 to U.S.$1 on January 2, 2014, due to rises in interest rates in the United States reflecting strong U.S. statistics and the announcement of the FRB’s decision to taper the quantitative monetary easing program on December 18, 2013.

The following chart shows the foreign exchange rates expressed in Japanese yen per U.S. dollar since April 2012:

According to a land price survey conducted by the Japanese government, the average residential land price in Japan declined 1.8% between July 1, 2012 and July 1, 2013. The average commercial land price in Japan also declined 2.1% during the same period. In the three major metropolitan areas of Tokyo, Osaka and Nagoya, the average residential land price declined 0.1% between July 1, 2012 and July 1, 2013, while the average commercial land price in those areas increased 0.6% during the same period. In the local regions of Japan, which consist of regions other than the three major metropolitan areas (excluding certain areas in the northeastern part of Japan where residents have been ordered by the Japanese government to keep away due to the Fukushima nuclear plant accidents), the average residential land price declined 2.5% between July 1, 2012 and July 1, 2013, and the average commercial land price also declined 3.1% during the same period.

According to Teikoku Databank, a Japanese research institution, the number of companies that filed for legal bankruptcies in Japan from April 2013 to September 2013 was approximately 5,320, a decrease of 2.2% from the same period of the previous year. The decrease in the number of companies that filed for legal bankruptcy was mainly due to the positive effects of the Japanese government’s economic stimulus measures under the “Abe-nomics” policy. The number of companies that filed for legal bankruptcy with debt exceeding ¥10 billion in Japan in the six months ended September 30, 2013 was 15, and the number has since remained low. As a percentage of the total number of legal bankruptcy filings made in the six months ended September 30, 2013, the number of such filings made by businesses that are either unincorporated or capitalized at less than ¥10 million was 56.5%, the highest in the past 10 years. The aggregate amount of liabilities subject to bankruptcy filings, excluding financial institutions’ bankruptcy filings, from April 2013 to September 2013 was approximately ¥1.76 trillion, an increase of ¥0.05 trillion, or 2.8%, compared to the same period of the previous year.

International Financial Markets

U.S. Economy

The U.S. economy demonstrated signs of continued improvement during the six months ended September 30, 2013, including stronger personal consumption and private residential demand. This reflected the improving stock and land markets. In addition, the U.S. labor statistics also continued to improve during the six months ended September 30, 2013, which led to discussions on the possibility of exiting from quantitative easing earlier than previously expected. The FRB maintained its zero-interest rate policy during the six months ended September 30, 2013. On December 18, 2013, however, the FRB announced it’s decision to taper the quantitative monetary easing policy by decreasing by U.S.$ 5.0 billion the monthly purchase amounts for each of mortgage-backed securities and U.S. Treasury bonds starting in January 2014.

The following table sets forth the growth rates of U.S. real gross domestic product and its components on a quarter-on-quarter basis for the periods indicated:

	Calendar Year									(Unit: %)
	2010	2011				2012				2013
	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q
Gross Domestic Product	2.8	(1.3)	3.2	1.4	4.9	3.7	1.2	2.8	0.1	1.1	2.5	4.1
Personal Consumption Expenditures	4.3	2.1	1.5	2.1	2.4	2.9	1.9	1.7	1.7	2.3	1.8	2.0
Gross Private Domestic Investment	(3.5)	(7.5)	14.2	2.5	31.9	10.5	(1.6)	6.5	(2.4)	4.7	9.2	17.2
Fixed Investment	8.5	(0.5)	8.6	14.8	10.0	8.6	4.7	2.7	11.6	(1.5)	6.5	5.9
Non-residential	8.6	(0.9)	9.9	16.7	9.5	5.8	4.5	0.3	9.8	(4.6)	4.7	4.8
Residential	7.9	1.7	2.7	6.1	12.2	23.0	5.7	14.1	19.8	12.5	14.2	10.3
Government Consumption Expenditures and Gross Investment	(4.1)	(7.5)	(1.3)	(2.5)	(1.5)	(1.4)	0.3	3.5	(6.5)	(4.2)	(0.4)	0.4
Exports	12.4	3.8	4.9	7.0	2.7	4.2	3.8	0.4	1.1	(1.3)	8.0	3.9
Imports	0.9	2.8	0.7	4.9	5.9	0.7	2.5	0.5	(3.1)	0.6	6.9	2.4

Source: U.S. Department of Commerce Bureau of Economic Analysis

The U.S. real GDP grew during the six months ended September 30, 2013. Private consumption, which accounts for approximately 67.8% of the U.S. real GDP, demonstrated consistent growth during the six months ended September 30, 2013, mainly due to increased purchasing activities resulting from higher stock and residential property prices.

Government Consumption stayed almost unchanged during the six months ended September 30, 2013. The federal government’s defense and non-defense expenditures decreased, while the consumption by state and local governments generally increased.

Consumer Price Index for All Urban Consumers, or CPI-U, for all items increased 1.2% before seasonal adjustment over the 12 months ended September 30, 2013. CPI-U, however, decreased 0.1% in October 2013, followed by a slight increase of less than 0.1% in November 2013 on a seasonally adjusted month-on-month basis.

Housing prices showed signs of improvement during the six month ended September 30, 2013. As of September 2013, the Federal Housing Finance Agency’s U.S. house price index exhibited a ninth consecutive quarterly price increase in the purchase-only, seasonally adjusted index. The index as of September 2013 exceeded that as of the same month five years earlier. It was the first time since 2009 when the index as of any given month was higher than that as of the same month five years earlier.

Stock prices in the United States were on a generally improving trend during the six months ended September 30, 2013, with the Dow Jones Industrial Average fluctuating generally between U.S.$14,500 and $15,700. During the same period, the NASDAQ composite index was also on an upward trend, rising from the 3,200s in April 2013 to the 3,700s in September 2013. Subsequently, stock prices reached historical high levels as the U.S. economy showed signs of continuous growth, reflecting stronger economic growth supported by firm private consumption and lower unemployment rates. In addition, the announcement of the FRB’s decision to taper the quantitative monetary easing program on December 18, 2013 led to stronger investor sentiment regarding the U.S. economic outlook, and caused a shift in investments from bonds to equities. The Dow Jones Industrial Average increased to an intra-day high of $16,588.25 on December 31, 2013, and the NASDAQ composite index increased to an intra-day high of 4,177.728 on the same day.

The following table sets forth U.S. unemployment rates on a month-on-month basis for the periods indicated:

	Calendar Year									(Unit: %)

	2012			2013
	Oct.	Nov.	Dec.	Jan.	Feb.	Mar.	Apr.	May	Jun.	Jul.	Aug.	Sep.	Oct.	Nov.	Dec.
Unemployment Rate	7.8	7.8	7.9	7.9	7.7	7.5	7.5	7.5	7.5	7.3	7.2	7.2	7.2	7.0	6.7

Source: United States Department of Labor, Bureau of Labor Statistics, BLS Information

Eurozone Economy

The Eurozone economy remained weak during the six months ended September 30, 2013. Although a positive GDP growth was recorded in the quarter ended June 30, 2013 for the first time in seven quarters, economic conditions in the Eurozone remained generally stagnant during the six months ended September 30, 2013. The European Central Bank, or ECB, has maintained its low interest rate policy, reducing its policy interest rate to 0.5% on May 2, 2013. On July 4, 2013, the ECB introduced “forward guidance,” indicating that short-term interest rates would remain low for an “extended period” of time. On November 7, 2013, the ECB further reduced its policy interest rate to a historical low of 0.25% to support the economy in response to the low inflation rate in the Eurozone countries.

The following table sets forth the growth rates of Eurozone real gross domestic product and its main expenditure components on a quarter-on-quarter basis for the periods indicated:

	Calendar Year									(Unit: %)

	2010	2011				2012				2013
	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q
Gross Domestic Product	0.5	0.8	0.0	0.1	(0.2)	(0.1)	(0.3)	(0.1)	(0.5)	(0.2)	0.3	0.1
Private Final Consumption	0.5	0.1	(0.6)	0.2	(0.6)	(0.3)	(0.5)	(0.1)	(0.5)	(0.1)	0.1	0.1
Gross Fixed Capital Formation	(0.4)	2.4	(0.8)	(0.3)	(0.6)	(1.1)	(2.0)	(0.6)	(1.2)	(1.9)	0.2	0.4
Government Final Consumption	0.0	(0.1)	0.1	(0.3)	0.2	(0.3)	(0.3)	(0.2)	0.0	0.3	0.0	0.2
Exports	2.5	1.7	0.3	1.3	0.3	0.8	0.9	0.7	(0.5)	(1.0)	2.1	0.2
Imports	1.9	1.6	(0.1)	0.6	(1.2)	0.0	(0.2)	0.3	(0.9)	(1.2)	1.6	1.0

Source: European Central Bank—Eurosystem

Eurozone real GDP growth turned positive in the quarter ended June 30, 2013 for the first time since the beginning of the financial crisis in the peripheral countries of the Eurozone in the quarter ended December 31, 2011. Eurozone real GDP growth showed a positive growth of 0.1% in the quarter ended September 30, 2013, with all of the expenditure components increasing for a second consecutive quarter, although the rate of growth declined from 0.3% in the preceding quarter. There is still significant uncertainty surrounding the Eurozone economy without strong evidence of sustained growth.

The following table sets forth Eurozone unemployment rates on a month-on-month basis for the periods indicated:

	Calendar Year									(Unit: %)

	2012			2013
	Oct.	Nov.	Dec.	Jan.	Feb.	Mar.	Apr.	May	Jun.	Jul.	Aug.	Sep.	Oct.	Nov.
Unemployment Rate	11.7	11.8	11.9	12.0	12.0	12.0	12.1	12.1	12.1	12.1	12.1	12.1	12.1	12.1

Source: European Central Bank—Eurosystem

The unemployment rate remained high during the six months ended September 30, 2013, recording 12.1% for each month in the six-month period ended September 30, 2013. The unemployment rate remained unchanged at the rate of 12.1% for October and November 2013.

Recent Developments

We continue to pursue global growth opportunities, including opportunities to strengthen our strategic alliance with Morgan Stanley, and expand the operations of Union Bank, the primary subsidiary of UNBC, and our operations in Southeast Asia. We plan to continue to selectively review and consider growth opportunities that will enhance our global competitiveness. We will monitor regulatory developments and pursue prudent transactions that will create a strong capital structure to enable us to contribute to the real economy, both domestically and globally, as a provider of a stable source of funds and high quality financial services.

Acquisition of Bank of Ayudhya Shares through Voluntary Tender Offer

On December 18, 2013, BTMU acquired an aggregate of 4,373,714,120 shares, representing approximately 72.01%, of the total outstanding shares of Bank of Ayudhya Public Company Limited, or Krungsri, in Thailand through a Voluntary Tender Offer, or VTO, for THB39 per share. The aggregate number of shares acquired through the Voluntary Tender Offer included the 1,538,365,000 shares, representing approximately 25.33%, of Krungsri’s total outstanding shares, acquired from GE Capital International Holdings Corporation pursuant to a share tender agreement, dated July 2, 2013. The total purchase price was paid in cash, and was approximately ¥550.0 billion based on the currency exchange rate between the Thai baht and the Japanese yen as of December 18, 2013. As a result of the transaction, Krungsri has become a consolidated subsidiary of BTMU. Krungsri is expected to remain listed on the Stock Exchange of Thailand after the transaction.

Pursuant to a Conditional Branch Purchase Agreement between BTMU and Krungsri, or the BPA, dated September 18, 2013, BTMU plans to integrate BTMU’s Bangkok Branch with Krungsri through a contribution in kind of the BTMU Bangkok Branch business to Krungsri by December 18, 2014. In exchange for the contribution in kind, Krungsri will issue 1,143,221,782 additional common shares to BTMU, which would increase BTMU’s ownership in Krungsri to 76.44%. The number of shares to be issued by Krungsri in exchange for BTMU’s contribution in kind is subject to a price adjustment under the BPA such that the total shares to be issued can increase up to a maximum of 1,500,000,000 shares or decrease without a specified minimum. The effective date of the integration is subject to change in accordance with an agreement between the parties and regulatory approval.

MUTB’s Acquisition of Butterfield Fulcrum Group

In September 2013, MUTB completed the acquisition of FGL Lux Holdings, S.à r.l., the holding company of Butterfield Fulcrum Group, which is a global alternative fund administrator. Through this newly consolidated subsidiary, MUTB intends to serve the various global asset administration needs of its domestic and overseas customers. Subsequent to the acquisition, Butterfield Fulcrum Group changed its name to Mitsubishi UFJ Fund Services Holdings Limited.

Union Bank’s Acquisition of First Bank Association Bank Services

In November 2013, Union Bank assumed approximately $550 million in deposits and certain assets of First Bank Association Bank Services, a unit of First Bank, which provided a full range of banking services to homeowners associations and community management companies, with deposits primarily from customers in California.

Expected Changes in Shareholdings of Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd.

We expect to complete transactions to transfer shares of Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd. among our consolidated subsidiaries on March 20, 2014. Upon completion of the transactions, MUMSS will hold 75%, and BTMU will hold the remaining 25%, of the voting rights in the company. Currently, MUSHD holds 51%, and BTMU holds the remaining 49%, of the voting rights in the company. Concurrent with the completion of the transactions, the company will change its name to “Mitsubishi UFJ Morgan Stanley PB Securities Co., Ltd.” The share transfer transactions are not expected to have a material impact on our results of operations for the fiscal year ending, and our financial condition as of March 31, 2014.

MUMSS is our core securities and investment banking subsidiary. MUMSS was created as one of the two Japanese joint venture securities companies in May 2010 between Morgan Stanley and us as part of our global strategic alliance. We hold 60% voting and economic interests, and Morgan Stanley holds 40% voting and economic interests, in MUMSS.

Exposures to Selected European Countries

Several European countries, including Italy, Spain, Portugal, Ireland and Greece, have been experiencing weaknesses in their economic and fiscal situations in varying degrees of severity. We are closely monitoring our exposures in these countries.

The following table sets forth information about our aggregate exposure of BTMU, MUTB and MUSHD, which were the subsidiaries holding the exposure, as of September 30, 2013. The information in the table is categorized by counterparties, consisting of sovereign, non-sovereign financial institutions and non-sovereign non-financial institutions, and by type of financial instruments, which include loans, securities, derivatives and credit default swap, or CDS, protection (sold and bought). The securities exposure includes available-for-sale, held-to-maturity and trading securities. The information included in the table below is based on information compiled for internal risk management purposes only, and not for financial accounting purposes. The exposures are determined based on the country in which the borrower’s head office is located. However, in case of a subsidiary located in a country different from that in which its parent company is located, the country exposure is determined based on the country in which the subsidiary is located.

	September 30, 2013
	Loans (funded & unfunded)	Securities(1)	Derivatives(2)	CDS protection sold(3)	Gross exposure (funded & unfunded)	CDS protection bought(3)	Net exposure(4)
	(in billions)
Italy	$5.4	$1.5	$1.2	$0.0	$8.1	$0.5	$7.6
Sovereign	—	1.4	0.0	—	1.4	—	1.4
Financial Institutions	0.0	0.1	0.0	0.0	0.1	0.0	0.1
Others	5.4	0.0	1.2	0.0	6.6	0.5	6.1

Spain	4.7	0.1	0.0	0.0	4.8	0.0	4.8
Sovereign	—	0.1	—	—	0.1	—	0.1
Financial Institutions	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Others	4.7	0.0	0.0	0.0	4.7	0.0	4.7

Portugal	0.4	—	0.0	—	0.4	0.1	0.3
Sovereign	—	0.0	—	—	0.0	—	0.0
Financial Institutions	—	—	0.0	—	0.0	—	0.0
Others	0.4	(0.0)	0.0	—	0.4	0.1	0.3

Ireland	0.2	0.1	0.0	—	0.3	—	0.3
Sovereign	—	0.0	—	—	0.0	—	0.0
Financial Institutions	—	0.1	0.0	—	0.1	—	0.1
Others	0.2	0.0	0.0	—	0.2	—	0.2

Greece	0.0	—	—	—	0.0	—	0.0
Sovereign	—	—	—	—	—	—	—
Financial Institutions	—	—	—	—	—	—	—
Others	0.0	—	—	—	0.0	—	0.0

Total	$10.7	$1.7	$1.2	$0.0	$13.6	$0.6	$13.0
Sovereign	—	1.5	0.0	—	1.5	—	1.5
Financial Institutions	0.0	0.2	0.0	0.0	0.2	0.0	0.2
Others	10.7	0.0	1.2	0.0	11.9	0.6	11.3

Notes:

(1)	Securities include securities being held to maturity, securities available for sale, and trading securities. Securities being held to maturity are shown at amortized cost, and securities available for sale and trading securities are shown at fair value.
(2)	Derivatives amounts represent current exposures, taking into consideration legally enforceable master netting agreements.
(3)	CDS protection amounts represent notional amounts.
(4)	Net exposure represents gross exposure (funded & unfunded), net of CDS protection bought.
(5)	To the extent financial instruments are originally denominated in currencies other than U.S. dollars, the exposure amounts have been translated into U.S. dollars at an internal exchange rate used for our internal risk management purposes as of September 30, 2013.
(6)	Negative amounts represent short positions.

Based on information collected for internal risk management purposes as of September 30, 2013, our consolidated exposure to Italy, Spain, Portugal, Ireland and Greece, which consisted of the aggregate, on a gross basis, of the funded loans and unfunded commitments to, held-to-maturity, available-for-sale and trading securities issued by, derivatives exposures to, and credit default protection sold for exposures to, sovereign government entities of and financial institutions and other corporate entities located in these countries, that BTMU, MUTB and MUSHD held, was less than 1.0% of our total assets.

As of September 30, 2013, other than BTMU, MUFG group companies had limited exposures to those European countries, except such other group companies’ exposures to sovereign bonds issued by those countries as discussed below. As of the same date, BTMU held no sovereign bonds issued by those European countries.

As of September 30, 2013, we had a total balance of $1.5 billion of sovereign bonds of the European peripheral countries identified in the table above on a consolidated basis. Among these countries, we had no Greek government bonds as of September 30, 2013. All of our Italian and Spanish government bonds were held in our trading accounts as of September 30, 2013.

As of September 30, 2013, excluding sovereign bonds, we had a total of $11.5 billion of exposures relating to the European peripheral countries identified in the table above. These exposures mainly consisted of commercial loan exposures to corporations and structured finance transactions. Our exposures to Italy and Spain mainly related to the infrastructure sector, such as electricity, gas and telecommunications. Our loan-related exposures to financial institutions in those countries were limited and therefore not material.

In addition to these exposures, we also have indirect exposures. Examples of indirect exposures include country risk exposures related to the collateral received on secured financing transactions. These indirect exposures are managed in the normal course of business through our credit, market and operational risk management framework.

Critical Accounting Estimates

Our unaudited condensed consolidated financial statements included elsewhere in this Report are prepared in accordance with U.S. GAAP. Many of the accounting policies require management to make difficult, complex or subjective judgments regarding the valuation of assets and liabilities. The accounting policies are fundamental to understanding our operating and financial review and prospects. Critical accounting estimates include the allowance for credit losses, impairment of investment securities, the allowance for repayment of excess interest, the valuation of deferred tax assets, accruals for uncertain tax positions, the accounting for goodwill and intangible assets, accrued severance indemnities and pension liabilities, and the valuation of financial instruments. For a further discussion of our critical accounting estimates, see our annual report on Form 20-F for the fiscal year ended March 31, 2013.

Accounting Changes and Recently Issued Accounting Pronouncements

See “Accounting Changes” and “Recently Issued Accounting Pronouncements” in Note 1 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Results of Operations

The following table sets forth a summary of our results of operations for the six months ended September 30, 2012 and 2013:

	Six months ended September 30,
	2012	2013
	(in billions)
Interest income	¥1,213.9	¥1,235.9
Interest expense	295.0	269.5

Net interest income	918.9	966.4

Provision (credit) for credit losses	80.0	(60.2)
Non-interest income	1,027.0	693.5
Non-interest expense	1,182.3	1,189.7

Income before income tax expense	683.6	530.4
Income tax expense	70.5	99.4

Net income before attribution of noncontrolling interests	¥613.1	¥431.0
Net income attributable to noncontrolling interests	17.1	47.7

Net income attributable to Mitsubishi UFJ Financial Group	¥596.0	¥383.3

We reported net income attributable to Mitsubishi UFJ Financial Group of ¥383.3 billion for the six months ended September 30, 2013, a decrease of ¥212.7 billion from ¥596.0 billion for the six months ended September 30, 2012. Our diluted earnings per common share (earnings applicable to common shareholders of Mitsubishi UFJ Financial Group) for the six months ended September 30, 2013 was ¥26.10, a decrease of ¥15.34 from ¥41.44 for the six months ended September 30, 2012. Income before income tax expense for the six months ended September 30, 2013 was ¥530.4 billion, a decrease of ¥153.2 billion from ¥683.6 billion for the six months ended September 30, 2012.

Net Interest Income

The following table is a summary of the interest rate spread for the six months ended September 30, 2012 and 2013:

	Six months ended September 30,
	2012		2013
	Average balance	Average rate (Annualized)	Average balance	Average rate (Annualized)
	(in billions, except percentages)
Interest-earning assets:
Domestic	¥135,488.5	0.97%	¥133,873.2	0.90%
Foreign	56,865.2	1.95	72,980.3	1.73

Total	¥192,353.7	1.26%	¥206,853.5	1.19%

Financed by:
Interest-bearing liabilities:
Domestic	¥135,793.5	0.23%	¥139,238.0	0.18%
Foreign	36,761.9	0.76	45,064.0	0.64

Total	172,555.4	0.34	184,302.0	0.29
Non-interest-bearing liabilities	19,798.3	—	22,551.5	—

Total	¥192,353.7	0.31%	¥206,853.5	0.26%

Interest rate spread		0.92%		0.90%
Net interest income as a percentage of total interest-earning assets		0.95%		0.93%

Net interest income for the six months ended September 30, 2013 was ¥966.4 billion, an increase of ¥47.5 billion from ¥918.9 billion for the six months ended September 30, 2012. The increase in net interest income resulted from higher interest income and lower interest expense. The higher interest income was primarily attributable to higher interest income from loans in our banking subsidiaries. Although the average interest rate on loans decreased, reflecting lower market interest rates and intensified competition in the loan market, our loan volume increased especially in overseas subsidiaries and branches. The impact of the increase in the loan volume exceeded the negative impact of the lower interest rates. The lower interest expense was mainly due to a decrease in interest payments on repurchase agreement transactions. Although the volume of repurchase agreement transactions increased as we obtained additional foreign currency funding for loans and investments in securities, the average interest rate on repurchase transactions decreased, reflecting lower market short-term interest rates, such as the euro overnight index average, which more than offset the negative impact of the increase in the transaction volume.

Interest income increased ¥22.0 billion to ¥1,235.9 billion for the six months ended September 30, 2013 from ¥1,213.9 billion for the same period of the previous fiscal year. This was mainly attributable to the increased foreign loan volume despite the lower interest rates on such loans and to larger balances of deposits that our banking and trust banking subsidiaries had with central banks despite lower interest rates on such deposits. For the six months ended September 30, 2013, compared to the same period of the previous fiscal year, while interest income on foreign activities increased ¥76.8 billion, interest income on activities in Japan decreased ¥54.8 billion. Although the average balance of our domestic loans increased, because of a decrease in the average domestic loan rate, the interest income on our domestic loans declined.

Interest expense decreased ¥25.5 billion to ¥269.5 billion for the six months ended September 30, 2013 from ¥295.0 billion for the same period of the previous fiscal year. The decrease was mainly due to lower funding rates despite an increase in the average balance of liabilities.

The average interest rate spread (the average interest rate for interest-earning assets minus the average interest rate for interest-bearing liabilities) decreased 0.02 percentage points to 0.90% for the six months ended September 30, 2013 from 0.92% for the six months ended September 30, 2012. For the six months ended September 30, 2013 compared to the same period of the previous fiscal year, the average interest rate on interest-earning assets decreased 0.07 percentage points to 1.19% from 1.26%, while the average interest rate on interest-bearing liabilities decreased 0.05 percentage points to 0.29% from 0.34%, which resulted in the overall decrease in the average interest rate spread. The average interest rate spread on domestic activities decreased 0.02 percentage points to 0.72% for the six months ended September 30, 2013 from 0.74% for the same period of the previous fiscal year as short-term interest rates did not decline as steeply as long-term interest rates in the current near-zero interest rate environment. The average interest rate spread on foreign activities decreased 0.10 percentage points to 1.09% for the six months ended September 30, 2013 from 1.19% for the same period of the previous fiscal year. While long-term interest rates significantly fluctuated particularly in the United States, the average interest rate on foreign interest-earning assets declined, mainly reflecting lower interest rates on loans, more than our funding rates.

In Japan, the Bank of Japan sought to keep short-term interest rates low by maintaining its “quantitative and qualitative monetary easing” policy throughout the reporting period. As a result, the average interest rate on domestic interest-earning assets continued to decline, while the average interest rate on domestic interest-bearing liabilities reached and remained at historically low levels. If the Bank of Japan continues to maintain its current policy on its short-term policy interest rate as well as other monetary easing policies, our interest rate spread on domestic activities will likely continue to be under severe pressure. Moreover, monetary easing policies adopted in foreign markets in the Americas, Europe, Asia and other regions have negatively affected our interest rate spread on foreign activities in recent periods. In addition, our interest rate spread may be affected by changes in long-term interest rates, which, for example, have been fluctuating to an increasing degree in Japan in recent periods due to wider fluctuations in long-term Japanese government bond prices. For further information on the Bank of Japan’s monetary policy and recent interest rate fluctuations in Japan, see “Business Environment — Economic Environment in Japan.”

Average interest-earning assets for the six months ended September 30, 2013 were ¥206,853.5 billion, an increase of ¥14,499.8 billion from ¥192,353.7 billion for the six months ended September 30, 2012. Average domestic interest-earning assets for the six months ended September 30, 2013 were ¥133,873.2 billion, a decrease of ¥1,615.3 billion from ¥135,488.5 billion for the six months ended September 30, 2012, mainly due to a decrease in investment securities. The decrease in domestic investment securities was mainly due to a decrease in our investment in Japanese government bonds as part of our asset and liability management and interest rate risk management strategies within our banking and trust banking subsidiaries. Average foreign interest-earning assets for the six months ended September 30, 2013 were ¥72,980.3 billion, an increase of ¥16,115.1 billion from ¥56,865.2 billion for the six months ended September 30, 2012. This was mainly due to increases in loans to both local and Japanese borrowers particularly in the Americas and Asia, reflecting the economic recovery in the United States and the loans acquired in connection with Union Bank’s transaction with PB Capital Corporation, as well as our strategic efforts to expand our lending operations in Asian markets. The increase in foreign loans also reflected the appreciation of the relevant foreign currencies against the Japanese yen.

Average interest-bearing liabilities for the six months ended September 30, 2013 were ¥184,302.0 billion, an increase of ¥11,746.6 billion from ¥172,555.4 billion for the six months ended September 30, 2012. Average domestic interest-bearing liabilities for the six months ended September 30, 2013 were ¥139,238.0 billion, an increase of ¥3,444.5 billion from ¥135,793.5 billion for the six months ended September 30, 2012. Interest-bearing deposits from our retail customers in the domestic branches increased as retired baby-boomers tended to choose to deposit their retirement allowances and pension benefit payments and avoided higher risk investment alternatives. However, interest-bearing deposits from our wholesale customers in the domestic branches decreased primarily due to the downward pressure on short-term interest rates, resulting in a decrease in interest-bearing deposits maintained in corporate accounts, particularly negotiable certificates of deposit. Average foreign interest-bearing liabilities for the six months ended September 30, 2013 were ¥45,064.0 billion, an increase of ¥8,302.1 billion from ¥36,761.9 billion for the six months ended September 30, 2012, mainly due to an increase in interest-bearing deposits in foreign branches and subsidiaries particularly in the United States, including Union Bank.

Provision (credit) for credit losses

Provision (credit) for credit losses is charged to operations to maintain the allowance for credit losses at a level deemed appropriate by management. For more information on our provision for credit losses and a description of the approach and methodology used to establish the allowance for credit losses, see “Financial Condition—Loan Portfolio.”

Non-Interest Income

The following table is a summary of our non-interest income for the six months ended September 30, 2012 and 2013:

	Six months ended September 30,
	2012	2013
	(in billions)
Fees and commissions income:
Trust fees	¥45.5	¥52.6
Fees on funds transfer and service charges for collections	68.5	69.1
Fees and commissions on international business	27.7	33.2
Fees and commissions on credit card business	74.5	76.4
Service charges on deposits	8.5	10.0
Fees and commissions on securities business	66.6	117.8
Fees on real estate business	12.0	15.4
Insurance commissions	16.9	18.8
Fees and commissions on stock transfer agency services	25.4	25.7
Guarantee fees	28.1	27.1
Fees on investment funds business	57.9	75.4
Other fees and commissions	109.4	117.9

Total	541.0	639.4
Foreign exchange gains (losses)—net	76.6	(35.7)
Trading account profits (losses)—net:
Net profits (losses) on interest rate and other derivative contracts	93.6	(62.1)
Net profits (losses) on trading account securities, excluding derivatives	208.2	(130.0)

Total	301.8	(192.1)
Investment securities gains—net:
Net gains on sales of securities available for sale:
Debt securities	135.8	73.8
Marketable equity securities	8.7	48.2
Impairment losses on securities available for sale:
Debt securities	(6.2)	(1.3)
Marketable equity securities	(112.8)	(0.2)
Other	10.2	9.5

Total	35.7	130.0
Equity in earnings of equity method investees—net	10.0	87.2
Other non-interest income	61.9	64.7

Total non-interest income	¥1,027.0	¥693.5

Non-interest income for the six months ended September 30, 2013 was ¥693.5 billion, a decrease of ¥333.5 billion from ¥1,027.0 billion for the six months ended September 30, 2012. This decrease was mainly attributable to a decrease of ¥493.9 billion in the trading account profits which reflected a decrease in the value of foreign debt securities accounted for under the fair value option and an increase in losses resulting from risk management activities relating to the equity holdings in our securities subsidiaries. The decrease in non-interest income was also attributable to larger net foreign exchange losses, which reflected losses on foreign currency transactions entered into in connection with funding for foreign currency purchases and losses related to foreign exchange risk management activities. These losses were partially offset by an increase in fees and commissions income, including equity brokerage fees, and a decrease in impairment losses on marketable equity securities, which reflected an improvement in the stock market in Japan.

Fees and commissions income

Fees and commissions income consists of income from fees and commissions listed in the above table. Trust fees consist primarily of fees earned on fiduciary asset management and administration services for corporate pension plans, investment funds and other clients. Fees on funds transfer and service charges for collection are fees earned by providing settlement services such as domestic fund remittances and domestic collection services. Fees and commissions on international business primarily consist of fees from international fund transfer and collection services, and trade-related financing services. Fees and commissions on credit card business are composed of interchange income, annual fees, royalty and other service charges from franchisees. Service charges on deposits are fees charged for withdrawal and other services relating to deposits such as checking account deposits. Fees and commissions on securities business include those on underwriting, brokerage and advisory services and arrangement fees on securitizations. Fees on real estate business primarily consist of fees from real estate agent services. Insurance commissions are commissions earned by acting as agent for insurance companies to sell insurance products. Fees and commissions on stock transfer agency services consist of fees earned primarily on stock title transfers and agency services for the calculation and payment of dividends. Guarantee fees are fees earned by providing guarantees on residential mortgage loans. Fees on investment funds business primarily consist of management fees for investment funds. Other fees and commissions include various arrangement fees and agent fees excluding the fees and commissions mentioned above.

Fees and commissions income for the six months ended September 30, 2013 was ¥639.4 billion, an increase of ¥98.4 billion from ¥541.0 billion for the six months ended September 30, 2012. This increase was primarily due to an increase of ¥51.2 billion in fees and commissions on securities business, particularly brokerage fees, reflecting increased activity in the Japanese equity market. The increase in fees and commissions income was also due to an increase of ¥17.5 billion in fees from our investment funds business. The higher fees on investment funds business was mainly attributable to increased mutual fund sales at our banking and trust banking subsidiaries as equity market conditions improved in Japan.

Net foreign exchange gains (losses)

The following table sets forth the details of our foreign exchange gains and losses for the six months ended September 30, 2012 and 2013:

	Six months ended September 30,
	2012	2013
	(in billions)
Foreign exchange gains (losses)—net:
Foreign exchange gains (losses) on derivative contracts	¥98.9	¥(5.1)
Foreign exchange gains (losses) on other than derivative contracts	878.7	(812.6)
Foreign exchange gains (losses) related to the fair value option	(901.0)	782.0

Total	¥76.6	¥(35.7)

Net foreign exchange gains (losses) are comprised of foreign exchange gains (losses) on derivative contracts, foreign exchange gains (losses) on other than derivative contracts and foreign exchange gains (losses) related to the fair value option.

Foreign exchange gains (losses) related to derivative contracts were net gains (losses) primarily on currency derivative instruments entered into for trading purposes. For the details of derivative contracts, see Note 13 to our unaudited condensed consolidated financial statements included elsewhere in this Report. Foreign exchange gains (losses) on other than derivative contracts include foreign exchange trading gains (losses) as well as transaction gains (losses) on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies. The transaction gains (losses) on the translation into Japanese yen fluctuate from period to period depending upon the spot rates at the end of each reporting period. In principle, all transaction gains (losses) on translation of monetary assets and liabilities denominated in foreign currencies are included in current earnings. Foreign exchange gains (losses) related to the fair value option include transaction gains (losses) on translation into Japanese yen for securities under the fair value option. For the details of the fair value option, see Note 18 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Net foreign exchange losses for the six months ended September 30, 2013 were ¥35.7 billion, compared to net foreign exchange gains of ¥76.6 billion for the six months ended September 30, 2012. The Japanese yen depreciated against the U.S. dollar from ¥77.96 to U.S.$1 on September 30, 2012 to ¥98.27 to U.S.$1 on September 30, 2013. The depreciation of the Japanese yen resulted in an increase in yen-denominated foreign exchange translation gains on securities under the fair value option. However, this increase was more than offset by an increase in losses related to foreign exchange risk management activities and an increase in losses on foreign currency transactions entered into in connection with funding raised in foreign currencies for the purchases of foreign government bonds and loans to customers in foreign currencies.

Net trading account profits (losses)

The following table sets forth details of our trading account profits and losses for the six months ended September 30, 2012 and 2013:

	Six months ended September 30,
	2012	2013
	(in billions)
Trading account profits (losses)—net:
Net profits (losses) on interest rate and other derivative contracts
Interest rate contracts	¥30.2	¥33.7
Equity contracts	66.8	(94.0)
Commodity contracts	3.9	(3.7)
Credit derivatives	(9.8)	(0.2)
Other	2.5	2.1

Total	93.6	(62.1)

Net profits (losses) on trading account securities, excluding derivatives
Trading account securities	(6.0)	119.1
Trading account securities under the fair value option	214.2	(249.1)

Total	208.2	(130.0)

Total	¥301.8	¥(192.1)

Trading account assets or liabilities are carried at fair value and changes in the value of trading account assets or liabilities are recorded in net trading account profits (losses). Activities reported in our net trading account profits (losses) can generally be classified into two categories:

•

trading purpose activities, which are conducted mainly for the purpose of generating profits either through transaction fees or arbitrage gains and involve frequent and short-term selling and buying of securities, commodities or others; and

•

trading account assets relating to application of certain accounting rules, which are generally not related to trading purpose activities, but simply classified as trading accounts due to application of certain accounting rules.

Of the two categories, trading purpose activities represent a smaller portion of our trading account profits.

We generally do not separate for financial reporting purposes customer originated trading activities from those with non-customer related, proprietary trading activities. When an order for a financial product is placed by a customer, a dealer offers a price which includes certain transaction fees, often referred to as the “margin” to the market price. The margin is determined by considering factors such as administrative costs, transaction amount and liquidity of the applicable currency. Once the customer agrees to the offered price, the deal is completed and the position is recorded in our ledger as a single entry without any separation of components. To manage the risk relating to the customer side position, we often enter into an offsetting transaction with the market. Unrealized gains and losses as of the period-end for both the customer side position and the market side position are recorded within the same trading account profits and losses.

Net trading account profits (losses) consist of net profits (losses) on interest rate and other derivative contracts and net profits (losses) on trading account securities, excluding derivatives.

Net profits (losses) on interest rate and other derivative contracts are reported for net profits (losses) on derivative instruments which relate to primarily trading purpose activities and include:

•

Interest rate contracts: Interest rate contracts are mainly utilized to manage interest rate risks which could arise from mismatches between assets and liabilities resulting from customer originated trading activities;

•	Equity contracts: Equity contracts are mainly utilized to manage the risk that would arise from price fluctuations of stocks held in connection with customer transactions;

•	Credit derivatives: Credit derivatives are mainly utilized as a part of our credit portfolio risk management; and

•	Commodity contracts: Commodity contracts are mainly utilized to meet customers’ demand for hedging the risks relating to their transactions, and to diversify our portfolio.

Derivative instruments for trading purposes also include those used as hedges of net exposures rather than for specifically identified assets or liabilities, which do not meet the specific criteria for hedge accounting.

Net profits (losses) on trading account securities, excluding derivatives, are comprised of net profits (losses) on trading account securities and net profits (losses) on trading account securities under the fair value option. Net profits (losses) on trading account securities primarily constitute gains and losses on trading and valuation of trading securities which relate to trading purpose activities. Investment securities held by certain consolidated variable interest entities are included in accordance with the applicable accounting rules. Net profits (losses) on securities under the fair value option are classified into trading accounts profits (losses) in accordance with certain accounting rules. For the details of the fair value option, see Note 18 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Net trading account losses for the six months ended September 30, 2013 were ¥192.1 billion, compared to net profits of ¥301.8 billion for the six months ended September 30, 2012. This was mainly due to ¥249.1 billion of net losses on trading account securities under the fair value option resulting from a decrease in the value of foreign debt securities, reflecting the general increase in interest rates in the United States, particularly from late May through the summer of 2013, in anticipation of a tapering of the FRB’s quantitative monetary easing program, and ¥94.0 billion of net losses on equity contracts reflecting losses resulting from risk management activities relating to the equity holdings in our securities subsidiaries.

Net profits (losses) on interest rate and other derivative contracts are comprised of net profits (losses) on interest rate contracts, equity contracts, commodity contracts, credit derivatives and others. Net losses on interest rate and other derivative contracts were ¥62.1 billion for the six months ended September 30, 2013, compared to net profits of ¥93.6 billion for the same period of the previous fiscal year. This was primarily due to the ¥94.0 billion of net losses on equity contracts, resulting from risk management activities relating to the equity holdings in our securities subsidiaries, partially offset by an increase in net profits on interest rate contracts, reflecting an increase in realized gains on interest rate swap contracts in our trust banking subsidiaries.

Net profits (losses) on trading account securities, excluding derivatives, are comprised of net profits (losses) on trading account securities and net profits (losses) on trading account securities under the fair value option. Net losses on trading account securities, excluding derivatives, were ¥130.0 billion for the six months ended September 30, 2013, compared to net profits of ¥208.2 billion for the same period of the previous fiscal year. This was mainly attributable to the ¥249.1 billion of net losses on trading account securities under the fair value option resulting from a decline in the value of foreign debt securities at our banking and trust banking subsidiaries, which reflected the general decline in the values of debt securities in anticipation of a tapering of the quantitative monetary easing program by the FRB in the United States. Net profits on trading account securities of ¥119.1 billion for the six months ended September 30, 2013 reflected ¥155.8 billion of gains on sales and trading in Japanese government bonds and foreign debt securities in our securities subsidiaries. The gains reflected the gains recognized by our securities subsidiaries as part of their adjustments of holdings of Japanese government bonds and foreign debt securities especially when interest rates increased from late May 2013 through the summer of 2013, and increased trade flows resulting from stronger customer demand in subsequent months as interest rates declined. The gains were partially offset by ¥65.4 billion of losses on trading in Japanese government bonds in our banking subsidiaries mainly due to a reduction in Japanese government bonds in the rising interest rate environment.

Net investment securities gains (losses)

Net investment securities gains (losses) primarily include net gains (losses) on sales of marketable securities, particularly debt securities and marketable equity securities that are classified as securities available for sale. In addition, impairment losses are recognized as an offset of net investment securities gains (losses) when management concludes that declines in fair value of investment securities are other than temporary.

Net investment securities gains of ¥130.0 billion were recorded for the six months ended September 30, 2013, compared to net investment securities gains of ¥35.7 billion for the same period of the previous fiscal year. This improvement was primarily due to an increase of ¥39.5 billion in net gains on sales of marketable equity securities available for sale and a reduction of ¥112.6 billion in impairment losses on marketable equity securities available for sale, reflecting an improvement in the Japanese equity market. These positive factors were partially offset by a decrease of ¥62.0 billion in net gains on sales of debt securities available for sale. This decrease reflected lower net gains on sales of Japanese government bonds for the six months ended September 30, 2013 compared to the same period of the previous fiscal year when our banking subsidiaries took advantage of higher prices of such bonds. The decrease in net gains on sales of debt securities available for sale also reflected losses on sales by our trust banking subsidiaries of foreign debt securities because of the general increase in interest rates in the United States, particularly from late May through the summer of 2013, in anticipation of a tapering of the FRB’s quantitative monetary easing program.

Net equity in earnings of equity method investees

Net equity in earnings of equity method investees for the six months ended September 30, 2013 was ¥87.2 billion, compared to net equity in earnings of equity method investees of ¥10.0 billion for the same period of the previous fiscal year. This increase reflected an increase of ¥53.2 billion in equity in earnings of Morgan Stanley as Morgan Stanley’s earnings improved.

Non-Interest Expense

The following table shows a summary of our non-interest expense for the six months ended September 30, 2012 and 2013:

	Six months ended September 30,
	2012	2013
	(in billions)
Salaries and employee benefits	¥460.9	¥496.8
Occupancy expenses—net	77.5	78.6
Fees and commission expenses	100.6	111.4
Outsourcing expenses, including data processing	98.7	105.1
Depreciation of premises and equipment	46.6	49.4
Amortization of intangible assets	103.0	99.6
Impairment of intangible assets	0.2	0.1
Insurance premiums, including deposit insurance	48.8	50.4
Communications	23.6	24.9
Taxes and public charges	33.4	34.5
Other non-interest expenses	189.0	138.9

Total non-interest expense	¥1,182.3	¥1,189.7

Non-interest expense for the six months ended September 30, 2013 was ¥1,189.7 billion, an increase of ¥7.4 billion from ¥1,182.3 billion for the six months ended September 30, 2012. This increase was primarily attributable to increases in salaries and employee benefits as well as fees and commission expenses.

Salaries and employee benefits

Salaries and employee benefits for the six months ended September 30, 2013 were ¥496.8 billion, an increase of ¥35.9 billion from ¥460.9 billion for the six months ended September 30, 2012. This increase was mainly due to an increase in salaries in our foreign offices and subsidiaries, reflecting an increase in the number of employees and the depreciation of the Japanese yen, as well as an increase in performance-based bonuses in our securities subsidiaries.

Fees and commission expenses

Fees and commission expenses for the six months ended September 30, 2013 were ¥111.4 billion, an increase of ¥10.8 billion from ¥100.6 billion for the six months ended September 30, 2012. The increase included increases in transaction fees in our banking and securities subsidiaries as the volume of market transactions increased mainly due to improved economic conditions in Japan.

Other non-interest expenses

Other non-interest expenses for the six months ended September 30, 2013 were ¥138.9 billion, a decrease of ¥50.1 billion from ¥189.0 billion for the same period of the previous fiscal year. This decrease reflected the absence of realized losses from the deconsolidation of variable interest entities, or VIEs, which were recorded for the six months ended September 30, 2012.

Income Tax Expense

The following table shows a summary of our income tax expense for the six months ended September 30, 2012 and 2013:

	Six months ended September 30,
	2012	2013
	(in billions, except percentages)
Income before income tax expense	¥683.6	¥530.4
Income tax expense	¥70.5	¥99.4
Effective income tax rate	10.3%	18.7%
Combined normal effective statutory tax rate	38.0%	38.0%

The combined normal effective statutory income tax rate was 38.0% for the six months ended September 30, 2012 and 2013.

For the six months ended September 30, 2013, the effective income tax rate was 18.7%, which was 19.3 percentage points lower than the combined normal effective statutory tax rate of 38.0%. This primarily reflected a reduction in valuation allowance to the extent that it was more likely than not that the deferred tax assets would be realized mainly because certain subsidiaries were considered to remain profitable even in future periods considering the current business environment.

For the six months ended September 30, 2012, the effective income tax rate was 10.3%, which was 27.7 percentage points lower than the combined normal effective statutory tax rate of 38.0%. This primarily reflected the liquidation of a subsidiary, whose assets and operations we took over after the liquidation, and the realization of tax benefits from the temporary differences not previously recognized as a deferred tax asset.

On November 30, 2011, the Japanese Diet enacted two tax-related laws—“Amendment to the 2011 Tax Reform” and “Special Measures to Secure the Financial Resources to Implement the Restoration from The Great East Japan Earthquake.” The changes under the new laws include a limitation on the use of net operating loss carryforwards to 80% of taxable income, a two-year increase in the carryforward period of certain net operating loss carryforwards to a nine-year period, and an approximately 5% reduction in the effective statutory rate of corporate income tax from 40.6% to 35.6%. While the reduction in the effective statutory rate is effective for the fiscal year beginning on or after April 1, 2012, a temporary surtax levied on corporate income taxes to fund the earthquake recovery efforts causes the effective statutory rate of corporate income tax to be approximately 38.0% for the three year period between April 1, 2012 and March 31, 2015.

Net Income Attributable to Noncontrolling Interests

We recorded net income attributable to noncontrolling interests of ¥47.7 billion for the six months ended September 30, 2013, compared to net income attributable to noncontrolling interests of ¥17.1 billion for the six months ended September 30, 2012. This increase was mainly due to an increase in net income recorded at MUMSS, in which MUFG has a 60% economic interest, for the six months ended September 30, 2013.

Business Segment Analysis

We measure the performance of each of our business segments primarily in terms of “operating profit.” Operating profit and other segment information in this Report are based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information are not consistent with our unaudited condensed consolidated financial statements prepared on the basis of U.S. GAAP. For example, operating profit does not reflect items such as a part of the provision for credit losses (primarily equivalent to the formula allowance under U.S. GAAP), foreign exchange gains (losses) and investment securities gains (losses). For information on a reconciliation of operating profit under the internal management reporting system to income before income tax expense shown on the unaudited condensed consolidated statements of income, see Note 17 to our unaudited condensed consolidated financial statements included elsewhere in this Report. We do not use information on the segments’ total assets to allocate our resources and assess performance. Accordingly, business segment information on total assets is not presented.

We operate our main businesses under an integrated business group system, which integrates the operations of BTMU, MUTB, MUMSS (through MUSHD), Mitsubishi UFJ NICOS and other subsidiaries in the following five areas—Retail, Corporate, Trust Assets, Global, and Global Markets. Operations that are not covered by the integrated business group system are classified under Other.

The following is a brief explanation of our business segments:

Integrated Retail Banking Business Group—Covers all domestic retail businesses, including commercial banking, trust banking and securities businesses. This business group integrates the retail businesses of BTMU, MUTB, MUMSS, Mitsubishi UFJ NICOS and other subsidiaries as well as retail product development, promotion and marketing in a single management structure. At the same time, this business group has developed and implemented MUFG Plaza, a one-stop, comprehensive financial services concept that provides integrated banking, trust and securities services.

Integrated Corporate Banking Business Group—Covers all domestic corporate businesses, including commercial banking, investment banking, trust banking and securities businesses. Through the integration of these business lines, diverse financial products and services are provided to our corporate clients. This business group has clarified strategic domains, sales channels and methods to match the different growth stages and financial needs of our corporate clients.

Integrated Trust Assets Business Group—Covers asset management and administration services for products such as pension trusts and security trusts by integrating the trust banking expertise of MUTB and the global network of BTMU. This business group provides a full range of services to corporate and other pension funds, including stable and secure pension fund management and administration, advice on pension schemes and payment of benefits to scheme members.

Integrated Global Business Group—Covers businesses outside Japan, including commercial banking such as loans, deposits and cash management services, investment banking, retail banking, trust banking and securities businesses (with the retail banking and trust assets businesses being conducted through Union Bank), through a global network of more than 500 offices outside Japan to provide customers with financial products and services that meet their increasingly diverse and sophisticated financing needs. Union Bank is one of the largest commercial banks in California by both total assets and total deposits. Union Bank provides a wide range of financial services to consumers, small businesses, middle market companies and major corporations, primarily in California, Oregon and Washington but also nationally and internationally. Union Bank’s parent company is UNBC, which is a bank holding company in the United States.

Global Markets—Covers asset and liability management and strategic investments of BTMU and MUTB, and sales and trading of financial products of BTMU, MUTB and MUSHD.

Other—Consists mainly of the corporate centers of MUFG, BTMU, MUTB and MUMSS. The elimination of duplicated amounts of net revenue among business segments is also reflected in Other.

Effective October 1, 2012 and April 1, 2013, in order to further streamline and integrate our managerial accounting methodologies on a group-wide basis, we made modifications to such methodologies, which mainly affected the Integrated Retail Banking Business Group and the Corporate Banking Business Group. These modifications had no impact on our total operating profit for the six months ended September 30, 2012, but affected net revenue and operating expense allocations among segments.

Prior period business segment information included in this Report has been reclassified to enable comparison between the relevant amounts for the six months ended September 30, 2012 and 2013.

For further information, see Note 17 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

The following table set forth our business segment information for the six months ended September 30, 2012 and 2013:

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group	Integrated Trust Assets Business Group	Integrated Global Business Group			Global Markets	Other	Total
				Other than UNBC	UNBC	Total
	(in billions)
Six months ended September 30, 2012
Net revenue	¥587.8	¥424.5	¥67.0	¥190.8	¥130.8	¥321.6	¥461.5	¥11.7	¥1,874.1
Operating expenses	455.2	215.4	43.3	112.8	92.0	204.8	66.0	88.3	1,073.0

Operating profit (loss)	¥132.6	¥209.1	¥23.7	¥78.0	¥38.8	¥116.8	¥395.5	¥(76.6)	¥801.1

Six months ended September 30, 2013
Net revenue	¥648.8	¥457.6	¥76.4	¥266.8	¥175.2	¥442.0	¥285.6	¥(8.5)	¥1,901.9
Operating expenses	477.6	217.1	44.6	147.6	124.5	272.1	82.6	85.6	1,179.6

Operating profit (loss)	¥171.2	¥240.5	¥31.8	¥119.2	¥50.7	¥169.9	¥203.0	¥(94.1)	¥722.3

Integrated Retail Banking Business Group

Net revenue of the Integrated Retail Banking Business Group increased ¥61.0 billion to ¥648.8 billion for the six months ended September 30, 2013 from ¥587.8 billion for the six months ended September 30, 2012. Integrated Retail Banking Business Group net revenue mainly consists of domestic revenues from commercial banking operations, such as deposits and lending operations, and fees related to sales of investment products to retail customers, as well as fees of subsidiaries within the Integrated Retail Banking Group. The increase in net revenue was mainly due to increased fees and commissions related to sales of investment products in our banking, trust banking and securities subsidiaries. Sales of equity-related mutual funds in the six months ended September 30, 2013 almost doubled compared to the six months ended September 30, 2012. The financial product brokerage business and the consumer finance business also contributed to the increase in net revenue of this business segment. While sales of pension insurance stayed almost unchanged, net revenue from domestic retail deposits decreased. In addition, net revenue from the mortgage loan business decreased mainly due to the continued low interest rate environment and an increase in early loan repayments as customers refinanced their outstanding loans to take advantage of lower interest rates.

Operating expenses of the Integrated Retail Banking Business Group increased ¥22.4 billion to ¥477.6 billion for the six months ended September 30, 2013 from ¥455.2 billion for the six months ended September 30, 2012.

As a result, operating profit of the Integrated Retail Banking Business Group increased ¥38.6 billion to ¥171.2 billion for the six months ended September 30, 2013 from ¥132.6 billion for the six months ended September 30, 2012.

Integrated Corporate Banking Business Group

Net revenue of the Integrated Corporate Banking Business Group increased ¥33.1 billion to ¥457.6 billion for the six months ended September 30, 2013 from ¥424.5 billion for the six months ended

September 30, 2012. Integrated Corporate Banking Business Group net revenue mainly consists of domestic revenues from corporate lending and other commercial banking operations, investment banking and trust banking businesses in relation to corporate clients, as well as fees of subsidiaries within the Integrated Corporate Banking Business Group. The increase in net revenue was mainly due to an increase in net revenue from the solutions business of our banking subsidiaries, including structured financing, asset financing and syndicated loans in the domestic market. Net revenue from the loan business in our banking and trust banking subsidiaries increased slightly with higher average volume of loans despite lower loan spreads caused by decreases in medium and long-term interest rates in the domestic bond and swap markets.

Operating expenses of the Integrated Corporate Banking Business Group were ¥217.1 billion for the six months ended September 30, 2013, an increase of ¥1.7 billion from ¥215.4 billion for the six months ended September 30, 2012.

As a result, operating profit of the Integrated Corporate Banking Business Group increased ¥31.4 billion to ¥240.5 billion for the six months ended September 30, 2013 from ¥209.1 billion for the six months ended September 30, 2012.

Integrated Trust Assets Business Group

Net revenue of the Integrated Trust Assets Business Group increased ¥9.4 billion to ¥76.4 billion for the six months ended September 30, 2013 from ¥67.0 billion for the six months ended September 30, 2012. Integrated Trust Assets Business Group net revenue mainly consists of fees from asset management and administration services for products, such as pension trusts and mutual funds. The increase in net revenue was mainly due to the increased market values of client assets reflecting improvements in equity market conditions in Japan. Furthermore, the businesses within the integrated trust assets business group, including the pension business, the fund custody business, the fund management business through our asset management subsidiaries, the global custody business and other trust-related businesses, reflected positive growth in the six months ended September 30, 2013, compared to the same period of the previous year.

Operating expenses of the Integrated Trust Assets Business Group increased ¥1.3 billion to ¥44.6 billion for the six months ended September 30, 2013 from ¥43.3 billion for the six months ended September 30, 2012.

As a result, operating profit of the Integrated Trust Assets Business Group increased ¥8.1 billion to ¥31.8 billion for the six months ended September 30, 2013 from ¥23.7 billion for the six months ended September 30, 2012.

Integrated Global Business Group

Net revenue of the Integrated Global Business Group increased ¥120.4 billion to ¥442.0 billion for the six months ended September 30, 2013 from ¥321.6 billion for the six months ended September 30, 2012. Net revenue of the Integrated Global Business Group mainly consists of commercial banking businesses outside of Japan, including loan, deposit and cash management, investment banking, retail banking, trust banking and securities businesses. The increase in net revenue was mainly attributable to increases in net revenues from Union Bank and our other banking subsidiaries and branches in the United States and Asia. In the United States, where signs of improvement in economic conditions continued to emerge, net revenues increased from loans, fees and commissions, and the corporate and investment banking operations, partially offset by a decrease in net revenue from the foreign exchange business, which was adversely affected by the depreciation of the Japanese yen against the U.S. dollar. In Asia, where we made increasing efforts to expand our operations, net revenues increased from fees and commissions, the foreign exchange business and the corporate and investment banking operations, partially offset by decreases in net revenues from loans, reflecting lower interest rates.

Operating expenses of the Integrated Global Business Group increased ¥67.3 billion to ¥272.1 billion for the six months ended September 30, 2013 from ¥204.8 billion for the six months ended September 30, 2012 mainly due to the higher salaries and employee benefits, reflecting an increase in the number of employees and the depreciation of the Japanese yen against other major currencies such as the U.S. dollar.

As a result, operating profit of the Integrated Global Business Group increased ¥53.1 billion to ¥169.9 billion for the six months ended September 30, 2013 from ¥116.8 billion for the six months ended September 30, 2012.

Global Markets

Net revenue of Global Markets decreased ¥175.9 billion to ¥285.6 billion for the six months ended September 30, 2013 from ¥461.5 billion for the six months ended September 30, 2012, mainly due to a decrease in revenue from our asset and liability management operations by our banking subsidiaries, reflecting a decrease in realized gains on sales of Japanese government bonds and foreign bonds. The decrease was partially offset by an increase in realized gains from the debt securities business in our securities subsidiaries.

Operating expenses of Global Markets increased ¥16.6 billion to ¥82.6 billion for the six months ended September 30, 2013 from ¥66.0 billion for the six months ended September 30, 2012.

As a result, operating profit of Global Markets decreased ¥192.5 billion to ¥203.0 billion for the six months ended September 30, 2013 from ¥395.5 billion for the six months ended September 30, 2012.

Financial Condition

Total Assets

Our total assets as of September 30, 2013 were ¥237.95 trillion, an increase of ¥7.39 trillion from ¥230.56 trillion as of March 31, 2013.

Loan Portfolio

The following table sets forth our loans outstanding, before deduction of allowance for credit losses, as of March 31, 2013 and September 30, 2013, based on the industry segment loan classifications as defined by the Bank of Japan for regulatory reporting purposes, which is not necessarily based on the use of proceeds:

	March 31, 2013	September 30, 2013
	(in billions)
Domestic:
Manufacturing	¥11,767.4	¥11,480.2
Construction	1,056.3	998.4
Real estate	11,143.8	10,961.1
Services	2,881.7	2,883.9
Wholesale and retail	8,330.6	8,177.0
Banks and other financial institutions(1)	3,622.0	3,221.9
Communication and information services	1,314.5	1,406.3
Other industries	12,191.5	13,180.5
Consumer	17,132.3	16,928.0

Total domestic	69,440.1	69,237.3

Foreign:
Governments and official institutions	673.5	665.3
Banks and other financial institutions(1)	7,259.0	8,239.4
Commercial and industrial	18,738.8	20,979.0
Other	2,601.3	3,065.4

Total foreign	29,272.6	32,949.1

Unearned income, unamortized premium—net and deferred loan fees—net	(122.5)	(118.5)

Total(2)	¥98,590.2	¥102,067.9

Notes:

(1)	Loans to the so-called “non-bank finance companies” are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
(2)	The above table includes loans held for sale of ¥35.3 billion and ¥77.6 billion as of March 31, 2013 and September 30, 2013, respectively, which are carried at the lower of cost or estimated fair value.

Loans are our primary use of funds. As of September 30, 2013, our total loans were ¥102.07 trillion, representing an increase of ¥3.48 trillion from ¥98.59 trillion as of March 31, 2013. For the six months ended September 30, 2013, the average balance of loans was ¥100.48 trillion, accounting for 48.6% of the average total interest-earning assets, compared to ¥91.32 trillion, representing 47.5% of the total interest-earning assets, for the same period of the previous fiscal year.

Before unearned income, net unamortized premiums and net deferred loan fees, our loan balance as of September 30, 2013 consisted of ¥69.24 trillion of domestic loans and ¥32.95 trillion of foreign loans, while the loan balance as of March 31, 2013 consisted of ¥69.44 trillion of domestic loans and ¥29.27 trillion of foreign loans. Between March 31, 2013 and September 30, 2013, domestic loans decreased ¥0.20 trillion and foreign loans increased ¥3.68 trillion. The decrease in domestic loans was mainly due to decreases in our loans outstanding to the banks and other financial institutions, manufacturing, consumer, real estate, and wholesale and retail categories, which decreased ¥0.40 trillion, ¥0.29 trillion, ¥0.20 trillion, ¥0.18 trillion, and ¥0.15 trillion, respectively, partially offset by a ¥0.99 trillion increase in the other industries category. Our domestic loan portfolio reflected weak corporate investments and intensified lending rate competition in the residential mortgage loan market. The balance of loans outstanding to the other industries category increased primarily due to an increase in loans to governments and official institutions. The higher balance of foreign loans mainly reflected increases of ¥2.24 trillion, ¥0.98 trillion and ¥0.46 trillion in the commercial and industrial, banks and other financial institutions, and other categories, respectively, partially offset by a ¥0.01 trillion in the governments and official institutions category. The increase in foreign loans was mainly driven by increases in loans to both local and Japanese borrowers particularly in the Americas and Asia, reflecting the economic recovery in the United States and the commercial mortgage loans acquired in connection with Union Bank’s transaction with PB Capital Corporation, as well as our strategic efforts to expand our lending operations in Asian markets. The increase in foreign loans also reflected the appreciation of the relevant foreign currencies against the Japanese yen.

Changes in the allowance for credit losses and provision (credit) for credit losses

The following table shows a summary of the changes in the allowance for credit losses by portfolio segment for the six months ended September 30, 2012 and 2013:

Six months ended September 30, 2012:	Commercial	Residential	Card	UNBC	Total
	(in billions)
Allowance for credit losses:
Balance at beginning of period	¥984.3	¥171.8	¥68.9	¥60.5	¥1,285.5
Provision (credit) for credit losses	71.0	(2.0)	7.3	3.7	80.0
Charge-offs	40.1	9.9	17.7	8.6	76.3
Recoveries	12.1	0.3	1.4	1.9	15.7

Net charge-offs	28.0	9.6	16.3	6.7	60.6
Others(1)	(3.8)	—	—	0.6	(3.2)

Balance at end of period	¥1,023.5	¥160.2	¥59.9	¥58.1	¥1,301.7

Six months ended September 30, 2013:	Commercial	Residential	Card	UNBC	Total
	(in billions)
Allowance for credit losses:
Balance at beginning of period	¥1,068.5	¥157.2	¥51.9	¥58.4	¥1,336.0
Provision (credit) for credit losses	(47.1)	(15.1)	4.2	(2.2)	(60.2)
Charge-offs	102.3	0.5	12.3	3.8	118.9
Recoveries	11.6	0.1	1.7	1.7	15.1

Net charge-offs	90.7	0.4	10.6	2.1	103.8
Others(1)	3.9	0.0	—	7.5	11.4

Balance at end of period	¥ 934.6	¥ 141.7	¥ 45.5	¥ 61.6	¥ 1,183.4

Note:

(1)	Others are principally comprised of gains or losses from foreign exchange translation.

For the six months ended September 30, 2013, we recorded credit for credit losses of ¥60.2 billion, compared to a provision for credit losses of ¥80.0 billion for the same period of the previous fiscal year. A credit for credit losses is recorded to reverse the allowance for credit losses to a level deemed appropriate by management.

For the Commercial segment, ¥47.1 billion of credit for credit losses was recorded for the six months ended September 30, 2013, compared to ¥71.0 billion of provision for credit losses for the same period of the previous fiscal year. This mainly reflected the upgraded internal borrower ratings of a substantial portion of large borrowers in the segment, whose financial performance and prospects improved in light of favorable economic conditions in Japan, including a depreciating Japanese yen and rising stock prices.

For the Residential segment, ¥15.1 billion of credit for credit losses was recorded for the six months ended September 30, 2013, compared to ¥2.0 billion of credit for credit losses for the same period of the previous fiscal year. This primarily reflected the improved borrower conditions as economic conditions were generally favorable in Japan.

For the UNBC segment, ¥2.2 billion of credit for credit losses was recorded for the six months ended September 30, 2013, compared to ¥3.7 billion of provision for credit losses for the same period of the previous fiscal year. This was due to a general improvement in the credit quality of UNBC’s borrowers, reflecting improvements in U.S. economic conditions, including higher stock and real estate prices.

Charge-offs for the six months ended September 30, 2013 were ¥118.9 billion, an increase of ¥42.6 billion from ¥76.3 billion for the six months ended September 30, 2012. This increase was partially due to a write-off of a portion of the loan outstanding to a large borrower in the domestic manufacturing category. In addition, we charged off loans to a larger number of small borrowers that continued to face challenging financial conditions and were unable to repay their loans.

The total allowance for credit losses as of September 30, 2013 was ¥1,183.4 billion, a decrease of ¥152.6 billion from ¥1,336.0 billion as of March 31, 2013, as we recorded a credit for credit losses of ¥60.2 billion while we had net charge-offs of ¥103.8 billion for the six months ended September 30, 2013. For further information on our allowance for credit losses, see “—Allowance for credit losses” below.

Allowance policy

Our credit rating system is closely linked to the risk grading standards set by the Japanese regulatory authorities for asset evaluation and assessment, and is used as a basis for establishing the allowance for credit losses and charge-offs. The categorization is based on conditions that may affect the ability of borrowers to service their debt, such as current financial condition and results of operations, historical payment experience, credit documentation, other public information and current trends.

We have divided our allowance for loan losses into four portfolio segments—Commercial, Residential, Card and UNBC.

For the Commercial and UNBC segments, our allowance for credit losses primarily consists of allocated allowances. The allocated allowances comprise (1) an allowance for individual loans specifically identified for evaluation, (2) an allowance for large groups of smaller-balance homogeneous loans, and (3) a formula allowance. The allocated allowance within the Commercial segment also includes an allowance for country risk exposure. The allowance for country risk exposure within the Commercial segment covers transfer risk which is not specifically covered by other types of allowances. Both the allowance for country risk exposure and the formula allowance are provided for performing loans that are not subject to either the allowance for individual loans specifically identified for evaluation or the allowance for large groups of smaller-balance homogeneous loans. The allowance for credit losses within the UNBC segment also includes an unallocated allowance which captures losses that are attributable to economic events in various industry or geographic sectors whose impact on our loan portfolio in this segment have occurred but have yet to be recognized in the allocated allowance. For the Residential and Card segments, the loans are smaller-balance homogeneous loans that are pooled by the risk ratings based on the number of delinquencies. For all portfolio segments, key elements relating to the policies and discipline used in determining the allowance for credit losses are our credit classification and related borrower categorization process. Each of these components is determined based on estimates subject to change when actual events occur.

For more information on our credit and borrower ratings, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management” of our annual report on Form 20-F for the fiscal year ended March 31, 2013.

For more information on our methodologies used to estimate the allowance for each portfolio segment, see “Summary of Significant Accounting Policies” in Note 1 to our consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended March 31, 2013.

Allowance for credit losses

Allowance for credit losses and recorded investment in loans by portfolio segment as of March 31, 2013 and September 30, 2013 are shown below:

As of March 31, 2013:	Commercial	Residential	Card	UNBC	Total
	(in billions)
Allowance for credit losses:
Individually evaluated for impairment	¥784.8	¥117.6	¥37.9	¥3.6	¥943.9
Collectively evaluated for impairment	248.8	37.4	13.8	54.7	354.7
Loans acquired with deteriorated credit quality	34.9	2.2	0.2	0.1	37.4

Total	¥1,068.5	¥157.2	¥51.9	¥58.4	¥1,336.0

Loans:
Individually evaluated for impairment	¥1,677.2	¥309.4	¥123.5	¥54.2	¥2,164.3
Collectively evaluated for impairment	75,771.9	14,874.6	534.9	5,099.4	96,280.8
Loans acquired with deteriorated credit quality	101.3	17.2	13.2	100.6	232.3

Total(1)	¥77,550.4	¥15,201.2	¥671.6	¥5,254.2	¥98,677.4

As of September 30, 2013:	Commercial	Residential	Card	UNBC	Total
	(in billions)
Allowance for credit losses:
Individually evaluated for impairment	¥669.8	¥102.7	¥33.2	¥4.7	¥810.4
Collectively evaluated for impairment	221.9	36.3	12.2	56.8	327.2
Loans acquired with deteriorated credit quality	42.9	2.7	0.1	0.1	45.8

Total	¥934.6	¥141.7	¥45.5	¥61.6	¥1,183.4

Loans:
Individually evaluated for impairment	¥1,520.9	¥259.5	¥112.6	¥63.9	¥1,956.9
Collectively evaluated for impairment	78,315.4	14,734.1	502.9	6,323.7	99,876.1
Loans acquired with deteriorated credit quality	101.2	17.0	13.1	144.4	275.7

Total(1)	¥79,937.5	¥15,010.6	¥628.6	¥6,532.0	¥102,108.7

Note:

(1)	Total loans in the above table do not include loans held for sale and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.

The total allowance for credit losses as of September 30, 2013 was ¥1,183.4 billion, a decrease of ¥152.6 billion from ¥1,336.0 billion as of March 31, 2013. This was primarily attributable to a decrease of ¥133.5 billion in allowance for credit losses provided for individually-evaluated impaired loans, including a ¥115.0 billion decrease in the Commercial segment, which mainly reflected overall improvements in the internal borrower ratings of our borrowers.

The total allowance for credit losses represented 1.16% of our total loan portfolio as of September 30, 2013, a decrease of 0.20 percentage points from 1.36% as of March 31, 2013. The decrease in the ratio of the total allowance for credit losses to our total loan portfolio primarily reflected the improved credit quality of the loan portfolio of the Commercial segment.

The total allowance for the Commercial segment as of September 30, 2013 was ¥934.6 billion, a decrease of ¥133.9 billion from ¥1,068.5 billion as of March 31, 2013. This decrease was primarily due to a decrease in allowance for credit losses provided for individually-evaluated impaired loans as a result of upgrading the internal borrower rating of a large borrower following the reclassification of its loan from nonaccrual loan to restructured loan after a portion of the loan was written off. In addition, we charged off loans to a larger number of small borrowers in the Commercial segment that continued to face challenging financial conditions and were unable to repay their loans. The allowance for credit losses provided for collectively-evaluated impaired loans in the Commercial segment also decreased as a result of upgrading the credit ratings of a substantial number of small borrowers. The total allowance for the Residential segment as of September 30, 2013 was ¥141.7 billion, a decrease of ¥15.5 billion from ¥157.2 billion as of March 31, 2013. This decrease was primarily due to a decrease in allowance for individually-evaluated impaired loans in the Residential segment, primarily because of the decrease in restructured housing loans. The total allowance for the Card segment as of September 30, 2013 was ¥45.5 billion, a decrease of ¥6.4 billion from ¥51.9 billion as of March 31, 2013, mainly due to the overall improvement in the credit quality of the loan portfolio. The total allowance for the UNBC segment as of September 30, 2013 was ¥61.6 billion, an increase of ¥3.2 billion from ¥58.4 billion as of March 31, 2013, primarily due to the higher loan volume.

For more information, see “—Nonaccrual and restructured loans and accruing loans contractually past due 90 days or more” and “—Impaired loans and impairment allowance” below.

Nonaccrual and restructured loans and accruing loans contractually past due 90 days or more

The following table summarizes nonaccrual and restructured loans, and accruing loans that are contractually past due 90 days or more as to principal or interest payments as of March 31, 2013 and September 30, 2013:

	March 31, 2013	September 30, 2013
	(in billions, except percentages)
Nonaccrual loans:
Domestic:
Manufacturing	¥213.2	¥156.9
Construction	37.5	32.8
Real estate	206.0	201.9
Services	87.1	69.3
Wholesale and retail	250.2	230.3
Banks and other financial institutions	14.0	7.2
Communication and information services	32.1	29.6
Other industries	43.6	39.9
Consumer	269.7	246.5

Total domestic	1,153.4	1,014.4
Foreign	141.7	136.0

Total nonaccrual loans	1,295.1	1,150.4

Restructured loans:
Domestic:
Manufacturing	255.7	272.4
Construction	15.6	15.0
Real estate	77.6	91.4
Services	86.0	76.1
Wholesale and retail	128.5	119.1
Banks and other financial institutions	1.3	1.2
Communication and information services	21.3	16.5
Other industries	10.4	11.0
Consumer	251.4	206.1

Total domestic	847.8	808.8
Foreign	138.1	134.9

Total restructured loans	985.9	943.7

Accruing loans contractually past due 90 days or more:
Domestic	41.2	46.3
Foreign	0.3	3.0

Total accruing loans contractually past due 90 days or more	41.5	49.3

Total nonaccrual and restructured loans and accruing loans contractually past due 90 days or more	¥2,322.5	¥2,143.4

Total loans	¥98,590.2	¥102,067.9

Nonaccrual and restructured loans and accruing loans contractually past due 90 days or more, as a percentage of total loans	2.36%	2.10%

Nonaccrual and restructured loans and accruing loans contractually past due 90 days or more decreased ¥179.1 billion to ¥2,143.4 billion as of September 30, 2013 from ¥2,322.5 billion as of March 31, 2013. The percentage of such nonperforming loans to total loans decreased to 2.10% as of September 30, 2013 from 2.36% as of March 31, 2013.

Total nonaccrual loans were ¥1,150.4 billion as of September 30, 2013, a decrease of ¥144.7 billion from ¥1,295.1 billion as of March 31, 2013, mainly due to a decrease of ¥139.0 billion in domestic nonaccrual loans. Domestic nonaccrual loans decreased ¥139.0 billion to ¥1,014.4 billion as of September 30, 2013 from ¥1,153.4 billion as of March 31, 2013. This decrease primarily resulted from charging off loans to a larger number of small borrowers that continued to face challenging financial conditions and were unable to repay their loans. By industrial category, nonaccrual loans in the manufacturing category decreased ¥56.3 billion mainly as a result of the reclassification from nonaccrual loan to restructured loan of the loan outstanding to a large borrower after a portion of the loan was written off. Nonaccrual loans in the consumer category decreased ¥23.2 billion primarily due to overall improvements in the credit quality of the loan portfolio. Nonaccrual loans in the wholesale and retail category decreased ¥19.9 billion mainly due to charge-offs of loans to a larger number of small borrowers that continued to face challenging financial conditions and were unable to repay their loans, while nonaccrual loans in the services category decreased ¥17.8 billion primarily due to the collection on the loan outstanding to a large borrower and charge-offs of loans to a larger number of small borrowers that continued to face challenging financial conditions and were unable to repay their loans. Foreign nonaccrual loans decreased ¥5.7 billion to ¥136.0 billion as of September 30, 2013 from ¥141.7 billion as of March 31, 2013.

Total restructured loans were ¥943.7 billion as of September 30, 2013, a decrease of ¥42.2 billion from ¥985.9 billion as of March 31, 2013. The restructured loans set forth in the above table are current in accordance with the applicable restructured contractual terms. Domestic restructured loans decreased ¥39.0 billion to ¥808.8 billion as of September 30, 2013 from ¥847.8 billion as of March 31, 2013. This was mainly due to a decrease of ¥45.3 billion in restructured loans in the consumer category, particularly housing loans as the improved borrower financial conditions allowed us to reset the terms of those housing loans so that the terms on such loans were equivalent to their respective terms prior to the restructuring. In addition, restructured loans in the service category and the wholesale and retail category decreased ¥9.9 billion and ¥9.4 billion, respectively, mainly as a result of charge-offs of loans to a larger number of small borrowers that continued to face challenging financial conditions and were unable to repay their loans. The decreases in restructured loans in these borrower categories were partially offset by a ¥16.7 billion increase in restructured loans in the manufacturing category, which primarily resulted from the reclassification of the loan outstanding to a large borrower from nonaccrual loan to restructured loan, and a ¥13.8 billion increase in restructured loans in the real estate category, which primarily resulted from modifications made to loans to some large borrowers following downgrading of the internal borrower ratings of those borrowers. Foreign restructured loans decreased ¥3.2 billion to ¥134.9 billion as of September 30, 2013 from ¥138.1 billion as of March 31, 2013.

For descriptions of non-accrual and restructured loans, see “—Impaired loans and impairment allowance” below.

Impaired loans and impairment allowance

The following tables show information about impaired loans by class as of March 31, 2013 and September 30, 2013:

	As of March 31, 2013
	Recorded Loan Balance			Unpaid Principal Balance	Related Allowance
	Requiring an Impairment Allowance	Not Requiring an Impairment Allowance(1)	Total
			(in billions)
Commercial
Domestic	¥1,158.9	¥318.0	¥1,476.9	¥1,537.2	¥662.4
Manufacturing	400.9	55.8	456.7	475.9	221.1
Construction	35.6	16.9	52.5	59.4	22.6
Real estate	139.2	100.6	239.8	247.7	55.3
Services	122.8	37.8	160.6	166.5	67.2
Wholesale and retail	309.9	62.3	372.2	380.3	209.7
Banks and other financial institutions	15.2	0.1	15.3	17.4	8.0
Communication and information services	40.2	13.0	53.2	55.0	23.7
Other industries	43.0	9.8	52.8	53.8	33.5
Consumer	52.1	21.7	73.8	81.2	21.3
Foreign-excluding UNBC	199.9	0.3	200.2	200.5	122.4
Loans acquired with deteriorated credit quality	30.9	0.1	31.0	47.9	9.9
Residential	300.2	13.8	314.0	363.5	118.8
Card	123.6	0.8	124.4	139.2	37.9
UNBC	31.3	23.0	54.3	60.7	3.6

Total	¥1,844.8	¥356.0	¥2,200.8	¥2,349.0	¥955.0

	As of September 30, 2013
	Recorded Loan Balance			Unpaid Principal Balance	Related Allowance
	Requiring an Impairment Allowance	Not Requiring an Impairment Allowance(1)	Total
			(in billions)
Commercial
Domestic	¥1,046.6	¥292.3	¥1,338.9	¥1,404.6	¥562.1
Manufacturing	359.2	51.9	411.1	429.7	170.1
Construction	32.6	14.5	47.1	51.9	20.1
Real estate	145.1	94.5	239.6	247.0	54.3
Services	104.8	27.2	132.0	141.7	56.0
Wholesale and retail	277.8	61.3	339.1	350.3	186.5
Banks and other financial institutions	8.3	0.1	8.4	10.5	7.2
Communication and information services	30.2	12.9	43.1	44.4	19.1
Other industries	40.0	9.6	49.6	50.5	29.8
Consumer	48.6	20.3	68.9	78.6	19.0
Foreign-excluding UNBC	181.7	0.3	182.0	182.3	107.7
Loans acquired with deteriorated credit quality	40.3	0.1	40.4	49.3	20.1
Residential	250.6	13.1	263.7	306.5	103.8
Card	112.6	0.8	113.4	126.6	33.2
UNBC	44.7	19.2	63.9	70.6	4.7

Total(2)	¥1,676.5	¥325.8	¥2,002.3	¥2,139.9	¥831.6

Notes:

(1)	These loans do not require an allowance for credit losses because the fair values of the impaired loans equal or exceed the recorded investments in the loans.
(2)	In addition to impaired loans presented in the above table, there were loans held for sale that were impaired of ¥0.8 billion and nil as of March 31, 2013 and September 30, 2013, respectively.

The following table shows information regarding the average recorded loan balance and recognized interest income on impaired loans for the six months ended September 30, 2012 and 2013:

	Six months ended September 30,
	2012		2013
	Average Recorded Loan Balance	Recognized Interest Income	Average Recorded Loan Balance	Recognized Interest Income
	(in billions)
Commercial
Domestic	¥1,392.5	¥11.8	¥1,407.9	¥12.5
Manufacturing	404.8	3.4	433.9	3.7
Construction	55.8	0.6	49.8	0.5
Real estate	181.0	1.4	239.7	1.9
Services	174.8	1.7	146.3	1.5
Wholesale and retail	377.9	3.1	355.6	3.2
Banks and other financial institutions	9.6	0.1	11.9	0.1
Communication and information services	51.2	0.5	48.1	0.5
Other industries	60.7	0.4	51.2	0.5
Consumer	76.7	0.6	71.4	0.6
Foreign-excluding UNBC	156.0	1.4	189.4	1.5
Loans acquired with deteriorated credit quality	34.0	1.8	35.7	1.5
Residential	323.2	3.3	288.8	2.9
Card	141.2	3.4	118.9	2.8
UNBC	44.6	0.6	60.4	1.2

Total	¥2,091.5	¥22.3	¥2,101.1	¥22.4

Impaired loans primarily include nonaccrual loans and restructured loans. We consider a loan to be impaired when, based on current information and events, it is probable that we will be unable to collect all of the scheduled payments of interest on and repayment of the principal of the loan when due according to the contractual terms of the loan agreement.

We consider a loan to be a nonaccrual loan when substantial doubt exists as to the full and timely payment of interest on or repayment of the principal of the loan, which is a borrower condition that generally corresponds to borrowers in categories 13 and below in our internal rating system (which corresponds to “Likely to become Bankrupt,” “Virtually Bankrupt” and “Bankrupt or de facto Bankrupt” status under Japanese banking regulations). Substantially all nonaccrual loans are also impaired loans. Loans are also placed in nonaccrual status when principal or interest is contractually past due one month or more with respect to loans within all classes of the Commercial segment, three months or more with respect to loans within the Card and UNBC segments, and six months or more with respect to loans within the Residential segment.

We consider a loan to be a restructured loan when we grant concessions to the borrower when the borrower is facing financial difficulties. Concessions may include a reduction in the stated interest rate applicable to the loan, an extension of the stated maturity date of the loan, or a partial forgiveness of the principal of the loan. Substantially all of our restructured loans are considered troubled debt restructurings in accordance with the guidance on troubled debt restructuring by creditors, and they are also classified as impaired loans.

For a discussion of the borrower categories, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management” of our annual report on Form 20-F for the fiscal year ended March 31, 2013.

In many instances, we make a concession to a borrower that meets the definition of troubled debt restructuring when the loan is still accruing interest. We continue to accrue interest after the loan is restructured if the ultimate collectibility of all amounts contractually due on the restructured loan is not in doubt. If, however, we agree to a restructuring of a nonaccrual impaired loan, the loan generally continues to be classified as a nonaccrual loan following the restructuring because such borrowers will often continue to face financial difficulty. If the borrower is not delinquent under the restructured terms for at least one payment period and the borrower can demonstrate that its business problems have been resolved or can be resolved in the near future, we may upgrade the borrower to category 12 or higher in our internal rating system (which corresponds to “Normal” and “Close Watch” status under the Japanese banking regulations). We generally consider borrower rating upgrades only in the context of our detailed internal credit rating review process, which is conducted once a year. Although we have not defined any minimum period to qualify for an upgrade, it is not common for a borrower to be able to demonstrate that its business problems have been resolved or can soon be resolved within a short period of time following a restructuring, if at all. If the borrower is upgraded to category 12 or higher in this process, the restructured loan would be reclassified to accrual status. In accordance with the guidance on troubled debt restructuring by creditors, once a restructured nonaccrual loan is deemed to be a troubled debt restructuring, we will continue to designate such loan as a troubled debt restructuring even if such loan is reclassified to accrual status. The difference between the total impaired loans and the total nonaccrual loans represents the amount of accruing restructured loans.

For information on our troubled debt restructurings during the six months ended September 30, 2013, see Note 4 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Impaired loans decreased ¥198.5 billion to ¥2,002.3 billion as of September 30, 2013 from ¥2,200.8 billion as of March 31, 2013, mainly due to a decrease in the balance of impaired loans requiring an impairment allowance, which decreased from ¥1,844.8 billion as of March 31, 2013 to ¥1,676.5 billion as of September 30, 2013. Impaired loans in the Commercial segment decreased mainly due to a decrease of ¥45.6 billion in the manufacturing category primarily as a result of a write-off of a portion of loans outstanding to a large borrower to assist the borrower in improving its financial performance and repayment ability. Impaired loans also decreased in other categories, including the wholesale and retail and service categories, where such loans decreased ¥33.1 billion and ¥28.6 billion, respectively, primarily resulting from charge-offs of loans to a larger number of small borrowers that continued to face challenging financial conditions and were unable to repay their loans. In addition, impaired loans in the Residential segment decreased ¥50.3 billion mainly because of the decrease in restructured housing loans. Impaired loans in the Card segment decreased ¥11.0 billion due to the improved credit quality of the loan portfolio. On the other hand, impaired loans in the UNBC segment increased ¥9.6 billion primarily due to the higher loan volume, mainly resulting from Union Bank’s acquisition of PB Capital Corporation’s commercial mortgage loan portfolio, as well as the downgrading of the internal borrower ratings of borrowers in the oil and gas industry and drawdowns from the committed credit lines to such borrowers.

The total related allowance was ¥831.6 billion as of September 30, 2013, a decrease of ¥123.4 billion from ¥955.0 billion as of March 31, 2013. This decrease was primarily due to a decrease of ¥51.0 billion in related allowance for the domestic manufacturing category in the Commercial segment, a decrease of ¥23.2 billion in related allowance for the domestic wholesale and retail category in the Commercial segment, and a decrease of ¥15.0 billion in related allowance for the Residential segment, partially offset by an increase of ¥1.1 billion in related allowance for the UNBC segment.

Credit quality indicator

The following table sets forth credit quality indicators of loans by class as of March 31, 2013 and September 30, 2013:

As of March 31, 2013:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total(1)
	(in billions)
Commercial
Domestic	¥48,099.4	¥4,476.8	¥911.9	¥53,488.1
Manufacturing	10,062.4	1,481.4	212.0	11,755.8
Construction	797.5	220.5	37.4	1,055.4
Real estate	9,570.1	898.6	185.7	10,654.4
Services	2,417.7	362.7	86.0	2,866.4
Wholesale and retail	7,297.2	748.0	249.3	8,294.5
Banks and other financial institutions	3,239.7	367.2	14.0	3,620.9
Communication and information services	1,183.3	98.7	31.9	1,313.9
Other industries	11,951.4	192.3	42.6	12.186.3
Consumer	1,580.1	107.4	53.0	1,740.5
Foreign-excluding UNBC	22,341.0	1,530.2	89.8	23,961.0
Loans acquired with deteriorated credit quality	31.0	52.0	18.3	101.3

Total	¥70,471.4	¥6,059.0	¥1,020.0	¥77,550.4

	Accrual	Nonaccrual	Total(1)
	(in billions)
Residential	¥15,067.8	¥133.4	¥15,201.2
Card	¥582.5	¥89.1	¥671.6

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings			Total(1)(2)
	Accrual	Nonaccrual	Pass	Special Mention	Classified
	(in billions)
UNBC	¥2,260.8	¥31.3	¥2,745.4	¥69.5	¥80.4	¥5,187.4

As of September 30, 2013:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total(1)
	(in billions)
Commercial
Domestic	¥48,941.3	¥3,751.9	¥795.5	¥53,488.7
Manufacturing	9,940.4	1,360.4	156.1	11,456.9
Construction	784.6	180.2	32.7	997.5
Real estate	9,547.4	785.1	182.9	10,515.4
Services	2,433.6	344.0	68.4	2,846.0
Wholesale and retail	7,220.8	694.1	229.6	8,144.5
Banks and other financial institutions	3,193.7	20.8	7.2	3,221.7
Communication and information services	1,308.1	68.3	29.5	1,405.9
Other industries	12,935.0	198.4	39.0	13,172.4
Consumer	1,577.7	100.6	50.1	1,728.4
Foreign-excluding UNBC	24,954.3	1,311.5	81.8	26,347.6
Loans acquired with deteriorated credit quality	34.3	50.2	16.7	101.2

Total	¥73,929.9	¥5,113.6	¥894.0	¥79,937.5

	Accrual	Nonaccrual	Total(1)
	(in billions)
Residential	¥14,887.9	¥122.7	¥15,010.6
Card	¥549.0	¥79.6	¥628.6

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings			Total(1)(2)
	Accrual	Nonaccrual	Pass	Special Mention	Classified
	(in billions)
UNBC	¥2,666.0	¥36.1	¥3,558.8	¥112.8	¥99.6	¥6,473.3

Notes:

(1)	Total loans in the above table do not include loans held for sale.
(2)	Total loans of UNBC do not include Federal Deposit Insurance Corporation, or FDIC covered loans and small business loans which are not individually rated totaling ¥66.9 billion and ¥58.8 billion as of March 31, 2013 and September 30, 2013, respectively. We will be reimbursed for a substantial portion of any future losses on FDIC covered loans under the terms of the FDIC loss share agreements.

We classify loans into risk categories based on relevant information about the ability of borrowers to service their debt, including, but not limited to, historical and current financial information, historical and current payment experience, credit documentation, public and non-public information about borrowers and current economic trends as deemed appropriate to each segment.

The primary credit quality indicator for loans within all classes of the Commercial segment is the internal credit rating assigned to each borrower based on our internal borrower ratings of 1 through 15 with the rating of 1 assigned to a borrower with the highest quality of credit. When assigning a credit rating to a borrower, we evaluate the borrower’s expected debt-service capability based on various information, including financial and operating information of the borrower as well as information on the industry in which the borrower operates, and the borrower’s business profile, management and compliance system. In evaluating a borrower’s debt-service capability, we also conduct an assessment of the level of earnings and an analysis of the borrower’s net worth. Based on the internal borrower rating, loans within the Commercial segment are categorized as Normal (internal borrower ratings of 1 through 9), Close Watch (internal borrower ratings of 10 through 12), and Likely to become Bankrupt or Legally/Virtually Bankrupt (internal borrower ratings of 13 through 15).

Loans to borrowers categorized as Normal represent those that are not deemed to have collectibility issues. Loans to borrowers categorized as Close Watch represent those that require close monitoring as the borrower has begun to exhibit elements of potential concern with respect to its business performance and financial condition, the borrower has begun to exhibit elements of serious concern with respect to its business performance and financial condition, including business problems requiring long-term solutions, or the borrower’s loans are restructured loans or loans contractually past due 90 days or more for special reasons. Loans to borrowers categorized as Likely to become Bankrupt or Legally/Virtually Bankrupt represent those that have a higher probability of default than those categorized as Close Watch due to serious debt repayment problems with poor progress in achieving restructuring plans, the borrower being considered virtually bankrupt with no prospects for an improvement in business operations, or the borrower being legally bankrupt with no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation or filing for legal liquidation.

For more information on our credit and borrower ratings, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management” of our annual report on Form 20-F for the fiscal year ended March 31, 2013.

The accrual status is a primary credit quality indicator for loans within the Residential segment, the Card segment, and consumer loans within the UNBC segment. The accrual status of these loans is determined based on the number of delinquent payments.

Commercial loans within the UNBC segment are categorized as either pass or criticized based on the internal credit rating assigned to each borrower. Criticized credits are those that are internally risk graded as special mention, substandard or doubtful. Special mention credits are potentially weak, as the borrower has begun to exhibit deteriorating trends, which, if not corrected, may jeopardize repayment of the loan and result in further downgrade. Adversely classified credits are those that are internally risk graded as substandard or doubtful. Substandard credits have well-defined weaknesses, which, if not corrected, could jeopardize the full satisfaction of the debt. A credit classified as doubtful has critical weaknesses that make full collection improbable on the basis of currently existing facts and conditions.

For the Commercial, Residential and Card segments, credit quality indicators as of March 31, 2013 and September 30, 2013 are based on information as of March 31, 2013 and September 30, 2013, respectively. For the UNBC segment, credit quality indicators as of March 31, 2013 and September 30, 2013 are generally based on information as of December 31, 2012 and June 30, 2013, respectively.

The ratio of loans classified as Close Watch or below to total loans in the Commercial segment decreased 1.6 percentage points to 7.5% as of September 30, 2013 from 9.1% as of March 31, 2013. The decrease reflected a decrease in loans rated Close Watch or worse and an increase in total loans in the segment. The decrease in loans rated Close Watch or worse was mainly due to a decrease of ¥353.2 billion in the banks and other financial institutions category, primarily resulting from upgrading the internal borrower ratings of some large borrowers after portions of their loans were written off to assist them in improving their financial performance and repayment ability. The increase in total loans in the Commercial segment was mainly due to an increase in foreign loans.

The ratio of loans classified as Nonaccrual to total loans in the Residential segment decreased 0.1 percentage points to 0.8% as of September 30, 2013 from 0.9% as of March 31, 2013. Loans in the Nonaccrual status in the Residential segment decreased ¥10.7 billion to ¥122.7 billion as of September 30, 2013, primarily due to a decrease in the number of civil rehabilitation filings made by individuals.

The ratio of loans classified as Nonaccrual to total loans in the Card segment decreased 0.6 percentage points to 12.7% as of September 30, 2013 from 13.3% as of March 31, 2013. This was primarily due to the improved credit quality of the loan portfolio as we implemented stricter borrower screening.

The ratio of loans classified as Special mention or below and Nonaccrual to total loans in the UNBC segment increased 0.3 percentage points to 3.8% as of September 30, 2013 from 3.5% as of March 31, 2013. The increase was primarily as a result of the larger loan volume, reflecting the commercial mortgage loans acquired in connection with Union Bank’s transaction with PB Capital Corporation, as well as the downgrading of the internal borrower ratings of borrowers in the oil and gas industry and drawdowns from the committed credit lines to such borrowers.

Past due analysis

Aging of past due loans by class as of March 31, 2013 and September 30, 2013 are shown below:

As of March 31, 2013:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)(2)	Recorded Investment> 90 Days and Accruing
	(in billions)
Commercial
Domestic	¥45.9	¥84.8	¥130.7	¥53,357.4	¥53,488.1	¥7.5
Manufacturing	7.0	15.3	22.3	11,733.5	11,755.8	0.0
Construction	2.1	1.9	4.0	1,051.4	1,055.4	0.0
Real estate	5.3	15.1	20.4	10,634.0	10,654.4	2.3
Services	12.2	7.5	19.7	2,846.7	2,866.4	0.1
Wholesale and retail	10.1	24.0	34.1	8,260.4	8,294.5	0.1
Banks and other financial institutions	—	0.1	0.1	3,620.8	3,620.9	0.0
Communication and information services	2.3	2.8	5.1	1,308.8	1,313.9	0.0
Other industries	1.6	6.8	8.4	12,177.9	12,186.3	0.0
Consumer	5.3	11.3	16.6	1,723.9	1,740.5	5.0
Foreign-excluding UNBC	19.8	17.7	37.5	23,923.5	23,961.0	0.2
Residential	91.2	55.1	146.3	15,037.7	15,184.0	32.9
Card	23.7	39.8	63.5	594.9	658.4	—
UNBC	30.7	18.0	48.7	5,102.9	5,151.6	0.1

Total	¥211.3	¥215.4	¥426.7	¥98,016.4	¥98,443.1	¥40.7

As of September 30, 2013:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)(2)	Recorded Investment> 90 Days and Accruing
	(in billions)
Commercial
Domestic	¥26.3	¥67.3	¥93.6	¥53,395.1	¥53,488.7	¥7.0
Manufacturing	3.7	14.9	18.6	11,438.3	11,456.9	—
Construction	1.0	1.6	2.6	994.9	997.5	—
Real estate	4.8	11.3	16.1	10,499.3	10,515.4	2.3
Services	5.7	3.3	9.0	2,837.0	2,846.0	0.0
Wholesale and retail	3.3	22.7	26.0	8,118.5	8,144.5	0.1
Banks and other financial institutions	0.0	0.1	0.1	3,221.6	3,221.7	—
Communication and information services	1.8	2.6	4.4	1,401.5	1,405.9	—
Other industries	0.7	2.3	3.0	13,169.4	13,172.4	0.0
Consumer	5.3	8.5	13.8	1,714.6	1,728.4	4.6
Foreign-excluding UNBC	2.4	7.2	9.6	26,338.0	26,347.6	2.2
Residential	89.7	56.2	145.9	14,847.7	14,993.6	38.6
Card	22.7	35.4	58.1	557.4	615.5	—
UNBC	37.3	18.4	55.7	6,329.9	6,385.6	0.7

Total	¥178.4	¥184.5	¥362.9	¥101,468.1	¥101,831.0	¥48.5

Notes:

(1)	Total loans in the above table do not include loans held for sale and loans acquired with deteriorated credit quality.
(2)	Total loans of UNBC do not include ¥2.0 billion and ¥2.1 billion of FDIC covered loans as of March 31, 2013 and September 30, 2013, respectively, which are not subject to the guidance on loans and debt securities acquired with deteriorated credit quality.

Total past due loans as of September 30, 2013 were ¥362.9 billion, a decrease of ¥63.8 billion from ¥426.7 billion as of March 31, 2013. This decrease was primarily due to a decrease in the total past due loans in the Commercial segment, where such loans in the foreign (excluding UNBC) category decreased ¥27.9 billion primarily as a result of some large borrowers becoming current in their payments after the restructuring of their past due loans, as well as loans in a branch in the Middle East becoming current following the restructuring of the past due loans. Past due loans in the services category also decreased ¥10.7 billion primarily as a result of collection on a loan to a large borrower. In addition, past due loans in the wholesale and retail category also decreased ¥8.1 billion primarily as a result of charge-offs of loans to a larger number of small borrowers that continued to face challenging financial conditions and were unable to repay their loans. These decreases were partially offset by an increase of ¥7.0 billion in past due loans in the UNBC segment as a result of the larger loan volume, reflecting the commercial mortgage loans acquired in connection with Union Bank’s transaction with PB Capital Corporation.

Investment Portfolio

Our investment securities primarily comprise Japanese government bonds, corporate bonds and marketable equity securities. Japanese government bonds are mostly classified as securities available for sale. Our investment in Japanese government bonds is a part of our asset and liability management policy with respect to investing the amount of yen-dominated funds exceeding our net loans. The percentage of our holdings of Japanese government bonds available for sale to the total investment securities decreased to 76.0% as of September 30, 2013 from 80.0% as of March 31, 2013. We also hold Japanese government bonds that are classified as securities being held to maturity, which accounted for 0.4% of the investment portfolio as of September 30, 2013.

Historically, we have held equity securities of some of our customers primarily for strategic purposes, in particular, to maintain long-term relationships with these customers. We are currently focused on reducing our investment in equity securities for such purposes in order to reduce the price fluctuation risk in our equity portfolio from a risk management perspective and to respond to applicable regulatory requirements as well as increasing market expectation for us to reduce our equity portfolio. In the six months ended September 30, 2013, our investment in marketable equity securities increased mainly due to increased purchases of exchanged traded funds in an effort to diversify our investment securities portfolio, which exceeded the reduction in our investment in equity securities. As of March 31, 2013 and September 30, 2013, the aggregate book value of our marketable equity securities under Japanese GAAP satisfied the requirements of the legislation prohibiting banks from holding equity securities in excess of their Tier 1 capital.

Investment securities decreased ¥6.43 trillion to ¥55.44 trillion as of September 30, 2013 from ¥61.87 trillion as of March 31, 2013, primarily due to a decrease of ¥7.36 trillion in our investment in Japanese government bonds available for sale as part of our asset and liability management and interest rate risk management strategy, which was partially offset by an increase of ¥0.62 trillion in marketable equity securities resulting primarily from improved stock prices.

Investment securities available for sale as of September 30, 2013 were ¥52.63 trillion, a decrease of ¥6.21 trillion from ¥58.84 trillion as of March 31, 2013, primarily due to the decrease in Japanese government bonds. Investment securities being held to maturity as of September 30, 2013 were ¥1.94 trillion, a decrease of ¥0.19 trillion from ¥2.13 trillion as of March 31, 2013, primarily due to the redemption of foreign debt securities being held to maturity. Investment securities other than securities available for sale or being held to maturity, which are nonmarketable equity securities presented on our consolidated balance sheet as other investment securities, were primarily carried at cost of ¥0.87 trillion as of September 30, 2013 and ¥0.89 trillion as of March 31, 2013, respectively, because their fair values were not readily determinable.

For the six months ended September 30, 2013, losses resulting from impairment of investment securities were ¥4.1 billion, compared to ¥120.7 billion for the six months ended September 30, 2012. Gross realized gains on sales of investment securities available for sale were ¥160.5 billion for the six months ended

September 30, 2013, compared to ¥156.2 billion for the same period of the previous year. Gross realized losses on sales of investment securities available for sale were ¥38.5 billion for the six months ended September 30, 2013, compared to ¥11.7 billion for the same period of the previous fiscal year. For the six months ended September 30, 2013, compared to the same period of the previous fiscal year, net gains on sales of marketable equity securities available for sale increased ¥39.5 billion, although net gains on sales of debt securities available for sale decreased ¥62.0 billion.

The following table shows information regarding the amortized cost, net unrealized gains (losses), and fair value of our investment securities available for sale and being held to maturity as of March 31, 2013 and September 30, 2013:

	As of March 31, 2013			As of September 30, 2013
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥49,159.8	¥49,480.0	¥320.2	¥41,952.5	¥42,117.0	¥164.5
Japanese prefectural and municipal bonds	207.2	217.1	9.9	199.8	208.2	8.4
Foreign governments and official institutions bonds	701.5	716.3	14.8	1,023.1	1,024.9	1.8
Corporate bonds	1,868.6	1,922.9	54.3	1,644.1	1,688.6	44.5
Mortgage-backed securities	1,464.3	1,493.0	28.7	1,920.6	1,879.7	(40.9)
Asset-backed securities(1)	813.3	810.7	(2.6)	841.4	843.2	1.8
Other debt securities	109.4	106.7	(2.7)	147.9	148.6	0.7
Marketable equity securities	2,224.1	4,097.4	1,873.3	2,367.8	4,721.6	2,353.8

Total securities available for sale	¥56,548.2	¥58,844.1	¥2,295.9	¥50,097.2	¥52,631.8	¥2,534.6

Debt securities being held to maturity(2)	¥2,131.2	¥2,188.1	¥56.9	¥1,937.2	¥1,986.5	¥49.3

Notes:

(1)	AAA and AA-rated products account for approximately two-thirds of our asset-backed securities.
(2)	See Note 3 to our unaudited condensed consolidated financial statements included elsewhere in this Report for more details.

Net unrealized gains on securities available for sale increased ¥238.7 billion to ¥2,534.6 billion as of September 30, 2013, from ¥2,295.9 billion as of March 31, 2013. This increase was mainly due to an increase of ¥480.5 billion in unrealized gains on marketable equity securities, which was partially offset by a decrease of ¥155.7 billion in unrealized gains on Japanese government bonds, reflecting the strong equity market conditions and higher long-term interest rates following the introduction of measures by the Japanese government under the “Abe-nomics” policy and measures by the Bank of Japan under its “quantitative and qualitative monetary easing” policy at the end of the calendar year 2012.

The amortized cost of securities being held to maturity as of September 30, 2013 decreased ¥194.0 billion compared to the balance as of March 31, 2013. The decrease was mainly due to the redemption of ¥219.7 billion of foreign bonds held by our trust banking subsidiaries. For further information, see Note 3 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

The following table shows information relating to our investment securities other than investment securities available for sale or being held to maturity as of March 31, 2013 and September 30, 2013:

	March 31, 2013	September 30, 2013
	(in billions)
Other investment securities:
Nonmarketable equity securities
Unlisted preferred securities(1)	¥727.8	¥720.7
Others(2)	136.3	127.6
Investment securities held by investment companies and brokers and dealers(3)	25.9	26.5

Total	¥890.0	¥874.8

Notes:

(1)	These securities are mainly issued by public companies, including preferred stocks issued by Morgan Stanley, preferred securities issued by our non-consolidated funding vehicles, and other unlisted preferred securities issued by several Japanese public companies. Those securities are primarily carried at cost.
(2)	These securities are equity securities issued by unlisted companies other than unlisted preferred securities. Those securities are primarily carried at cost.
(3)	These investment securities are held by certain subsidiaries subject to specialized industry accounting principles for investment companies and brokers and dealers, and are measured at fair value.

Cash and Due from Banks

Cash and due from banks fluctuate significantly from day to day depending upon financial market conditions. Cash and due from banks as of September 30, 2013 were ¥3.48 trillion, a decrease of ¥0.14 trillion from ¥3.62 trillion as of March 31, 2013. The decrease was primarily due to a decrease in due from banks held at BTMU’s domestic branches and a decrease in due from banks held at MUTB’s foreign branches, partially offset by an increase in cash held at our securities subsidiaries.

Interest-earning Deposits in Other Banks

Interest-earning deposits in other banks fluctuate significantly from day to day depending upon financial market conditions. Interest-earning deposits in other banks increased ¥7.39 trillion to ¥15.50 trillion as of September 30, 2013 from ¥8.11 trillion as of March 31, 2013. This increase was mainly due to an increase of ¥4.21 trillion in our deposits with the Bank of Japan as we deposited in our accounts maintained with the Bank of Japan the cash received through our sales of Japanese government bonds. The increase in interest-earning deposits in other banks was also due to an increase of ¥2.50 trillion in our deposits with the FRB as part of our asset and liability management.

Call Loans, Funds Sold, Receivables under Resale Agreements

Call loans, funds sold, and receivables under resale agreements increased ¥0.79 trillion to ¥7.07 trillion as of September 30, 2013 from ¥6.28 trillion as of March 31, 2013. This increase was mainly due to a ¥0.78 trillion increase in receivables under resale agreements resulting from an increase in positions at our overseas securities subsidiaries, and a ¥0.01 trillion increase in call loans reflecting the favorable market conditions at the end of the reporting period.

Trading Account Assets

Trading account assets decreased ¥0.37 trillion to ¥40.46 trillion as of September 30, 2013 from ¥40.83 trillion as of March 31, 2013. This decrease reflected a decrease of ¥2.62 trillion in trading derivative assets, offset in part by an increase of ¥2.25 trillion in trading securities. The decrease in trading derivative assets reflected a decrease in the fair value of interest swaps and foreign exchange futures. The increase in trading securities was mainly attributable to an increase of ¥4.60 trillion in foreign debt securities in our banking subsidiaries, which was partially offset by a decrease of ¥1.57 trillion in Japanese government bonds in our securities subsidiaries. The increase in foreign debt securities in our banking subsidiaries reflected the rebalancing of our securities portfolio as part of our asset and liability management, resulting in an increase in foreign government bonds, which are accounted for under the fair value option and are thus classified as trading account securities. The increase in trading account securities also reflected an increase in the value of foreign debt securities resulting from the depreciation of the Japanese yen against other currencies. The decrease in Japanese government bonds reflected a reduction in the balance of such bonds held at our securities subsidiaries as of September 30, 2013, compared to March 31, 2013, when customer demand for investing in such bonds was higher.

Deferred Tax Asset

Deferred tax assets decreased ¥0.03 trillion to ¥0.48 trillion as of September 30, 2013 from ¥0.51 trillion as of March 31, 2013. This was primarily attributable to the decrease in allowance for credit losses reflecting the improved credit quality of our borrowers, which was partially offset by a reduction in valuation allowance to the extent that it was more likely than not that the deferred tax assets would be realized mainly because certain subsidiaries were considered to remain profitable even in future periods considering the current business environment.

Other Assets

Other assets increased ¥2.32 trillion to ¥9.11 trillion as of September 30, 2013 from ¥6.79 trillion as of March 31, 2013. This increase was due to an increase of ¥2.16 trillion in accounts receivable from sales of securities in BTMU’s domestic offices, including ¥1.50 trillion from sales of foreign bonds.

Total Liabilities

As of September 30, 2013, total liabilities were ¥226.27 trillion, an increase of ¥6.65 trillion from ¥219.62 trillion as of March 31, 2013. This was primarily due to an increase of ¥4.63 trillion in deposits especially in overseas offices, an increase of ¥4.65 trillion in payables under repurchase agreements entered into by our banking subsidiaries to raise funds in foreign currencies, and an increase of ¥1.95 trillion in accounts payable included in other liabilities mainly related to transactions in foreign bonds in our banking subsidiaries, partially offset by a decrease of ¥2.83 trillion in trading account liabilities.

Deposits

Deposits are our primary source of funds. The total balance of deposits increased ¥4.63 trillion to ¥152.84 trillion as of September 30, 2013 from ¥148.21 trillion as of March 31, 2013.

The balance of domestic deposits decreased ¥0.52 trillion to ¥117.81 trillion as of September 30, 2013 from ¥118.33 trillion as of March 31, 2013, while the balance of foreign deposits increased ¥5.15 trillion to ¥35.03 trillion as of September 30, 2013 from ¥29.88 trillion as of March 31, 2013. The decrease in domestic deposits was primarily due to a decrease in domestic interest-bearing deposits maintained in corporate accounts, particularly negotiable certificates of deposit, with our banking and trust banking subsidiaries. The increase in foreign deposits was primarily due to an increase in interest-bearing deposits in BTMU’s foreign offices and Union Bank, as well as an increase in the value of such deposits resulting from the depreciation of the Japanese yen against other currencies. The increase in value attributable to foreign currency translation accounted for approximately 35% of the increase in foreign interest-bearing deposits.

Short-term Borrowings

We use short-term borrowings as a funding source and in our management of interest rate risk. For management of interest rate risk, short-term borrowings are used in asset-liability management operations to match interest rate risk exposure resulting from loans and other interest-earning assets and to manage funding costs of various financial instruments at an appropriate level, based on our forecast of future interest rate levels. Short-term borrowings consist of call money, funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust accounts, and other short-term borrowings.

Short-term borrowings increased ¥2.61 trillion to ¥38.56 trillion as of September 30, 2013 from ¥35.95 trillion as of March 31, 2013. This increase was mainly due to a ¥4.65 trillion increase in payables under repurchase agreements mainly resulting from an increase in repurchase transactions entered into mainly by our banking subsidiaries primarily to obtain funds for foreign currency-denominated loans and investment securities. This increase was partially offset by a decrease of ¥0.85 trillion in payables under securities lending, resulting from a decrease in securities lent including Japanese government bonds.

Trading Account Liabilities

Trading account liabilities decreased ¥2.83 trillion to ¥12.14 trillion as of September 30, 2013 from ¥14.97 trillion as of March 31, 2013. The decrease was due to a decrease in the fair value of the derivative liabilities for interest rate swaps and foreign exchange futures.

Other Liabilities

Other liabilities increased ¥2.06 trillion to ¥7.11 trillion as of September 30, 2013 from ¥5.05 trillion as of March 31, 2013. This increase was mainly due to an increase in accounts payable, primarily reflecting high volume of purchases of foreign currency-denominated debt securities at the end of the reporting period.

Shareholders’ Equity

The following table presents the key MUFG shareholders’ equity balances figures:

	March 31, 2013	September 30, 2013
	(in trillions)
Shareholders’ equity	¥10.61	¥11.32
Retained earnings	1.60	1.87
Unrealized gains on investment securities, net of tax	1.11	1.25
Defined benefit plan, net of tax	(0.32)	(0.30)
Foreign currency translation adjustments, net of tax	(0.21)	0.07

Shareholders’ equity as of September 30, 2013 was ¥11.32 trillion, an increase of ¥0.71 trillion from ¥10.61 trillion as of March 31, 2013.

Retained earnings as of September 30, 2013 were ¥1.87 trillion, an increase of ¥0.27 trillion from ¥1.60 trillion as of March 31, 2013, reflecting the net income of our banking, trust banking and securities subsidiaries for the six months ended September 30, 2013. We raised our semi-annual interim dividend to ¥7.0 per share of common stock for the six months ended September 30, 2013, and are currently planning to pay a semi-annual year-end dividend of ¥7.0 per share of common stock for the six months ending March 31, 2014.

Unrealized gains on investment securities, net of tax, as of September 30, 2013 were ¥1.25 trillion, an increase of ¥0.14 trillion from ¥1.11 trillion as of March 31, 2013. The increase was mainly due to favorable price movements in the equity market in Japan following the introduction of measures by the Japanese government under the “Abe-nomics” policy and measures by the Bank of Japan under its “quantitative and qualitative monetary easing” policy at the end of the calendar year 2012.

Foreign currency translation adjustments as of September 30, 2013 were a positive adjustment of ¥0.07 trillion, compared to a negative adjustment of ¥0.21 trillion as of March 31, 2013. This change was mainly due to the positive impact of the depreciation of the Japanese yen against other major currencies on foreign currency translation adjustments related to our investment in Morgan Stanley, UNBC and other foreign subsidiaries.

Sources of Funding and Liquidity

Our primary source of liquidity is from a large balance of deposits, mainly ordinary deposits, certificates of deposit and time deposits. Time deposits have historically shown a high rollover rate among our corporate customers and individual depositors. The average deposit balance increased from ¥138.71 trillion for the six months ended September 30, 2012 to ¥149.55 trillion for the six months ended September 30, 2013. These deposits provide us with a sizable source of stable and low-cost funds. Our average deposits, combined with average total equity of ¥10.83 trillion, funded 66.1% of our average total assets of ¥242.51 trillion during the six months ended September 30, 2013. Our deposits exceeded our loans, net of allowance for credit losses, by ¥51.95 trillion as of September 30, 2013, compared to ¥50.96 trillion as of March 31, 2013. As part of our asset and liability management policy, a significant portion of the amount of yen-denominated funds exceeding our net loans has been invested in Japanese government bonds in recent periods.

The remaining funding was primarily provided by short-term borrowings and long-term senior and subordinated debt. Short-term borrowings consist of call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust account, and other short-term borrowings. From time to time, we have issued long-term instruments such as straight bonds with maturities between three to ten years. The balance of our short-term borrowings as of September 30, 2013 was ¥38.56 trillion, and the average short-term borrowing balance for the six months ended September 30, 2013 was ¥40.93 trillion. The balance of our long-term debt as of September 30, 2013 was ¥12.71 trillion, and the average long-term debt balance for the six months ended September 30, 2013 was ¥12.30 trillion. Liquidity may also be provided by the sale of financial assets, including securities available for sale, trading account securities and loans. Additional liquidity may be provided by the maturity of loans.

We manage liquidity separately at certain of our foreign and domestic non-bank and bank subsidiaries because they are subject to separate regulatory requirements, pursue different business models and have distinctive liquidity risk profiles. We manage our group-wide liquidity on a consolidated basis based on the tests and analyses conducted at the subsidiary level. Liquidity risk management measures at the subsidiary level include the following:

•

Domestic Bank Subsidiaries—Our major domestic bank subsidiaries, BTMU and MUTB, set liquidity and funding limits designed to maintain their respective requirements for funding from market sources below pre-determined levels for certain periods (e.g., one-day, two-week and one-month). The major domestic bank subsidiaries also monitor the balance of buffer assets they respectively hold, including Japanese government bonds and U.S. Treasury bonds, which can be used for cash funding even in periods of stress. In addition, the major domestic bank subsidiaries regularly perform liquidity stress testing designed to evaluate the impact of systemic market stress conditions and institution-specific stress events, including credit rating downgrades, on their liquidity positions;

•

Foreign Bank Subsidiaries—Our major foreign bank subsidiary, UNBC, monitors various liquidity metrics, including total available liquidity, the net non-core funding dependence ratio, and minimum liquidity assets, as a tool to maintain a sufficient amount of liquidity and diversity of funding sources to allow UNBC to meet expected obligations in both stable and adverse conditions. In addition, UNBC regularly conducts stress testing, which incorporates both bank-specific and systemic market scenarios that would adversely affect its liquidity position, to facilitate the identification of appropriate remedial measures to help ensure that it maintains adequate liquidity in adverse conditions;

•	Securities Subsidiaries—Our securities subsidiaries implement liquidity and funding limits designed to maintain their requirements for funding from market sources below pre-determined levels for specified periods. In addition, the securities subsidiaries regularly conduct analyses designed to assess the period for which they can continue to meet their respective liquidity requirements by selling or pledging assets they respectively hold under scenarios where they are unable to access any additional sources of financing in the market; and

•

Non-Bank Subsidiaries—Our non-bank subsidiaries, including Mitsubishi UFJ NICOS, regularly conduct cash flow analyses designed to assess their ability to generate sufficient liquidity for specified periods, considering the cash and cash equivalents as well as deposits they respectively hold, and their respective operating income and expenses under scenarios where they are no longer able to obtain funding from markets through issuance of commercial paper, bonds or other instruments. The non-bank subsidiaries also conduct analyses to ensure sufficient liquidity and funding available from our bank subsidiaries and other financial institutions outside of our group of companies.

We collect and evaluate the results of the stress tests individually performed by our major subsidiaries to ensure our ability to meet our liquidity requirements on a consolidated basis in stress scenarios.

We manage our funding sources using buffer assets, primarily Japanese government bonds, for cash funding. As of September 30, 2013, we held ¥42.12 trillion of Japanese national government and Japanese government agency bonds as available for sale. Our major domestic bank subsidiaries use liquidity-supplying assets, primarily commitment lines for minor currencies funding. In addition, the major bank subsidiaries use a liquidity gap, or the excess of cash inflows over cash outflows, for cash funding.

For further information, see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—A further downgrade of our credit ratings could trigger additional collateral obligations under our derivative contracts and increase our funding costs” in our annual report on Form 20-F for the fiscal year ended March 31, 2013.

Total Equity

The following table presents a summary of our total equity as of March 31, 2013 and September 30, 2013:

	March 31, 2013	September 30, 2013
	(in billions, except percentages)
Preferred stock	¥442.1	¥442.1
Common stock	1,646.0	1,647.1
Capital surplus	6,348.1	6,347.3
Retained earnings appropriated for legal reserve	239.6	239.6
Unappropriated retained earnings	1,361.7	1,633.4
Accumulated other comprehensive income, net of taxes	574.3	1,011.2
Treasury stock, at cost	(3.0)	(2.5)

Total Mitsubishi UFJ Financial Group shareholders’ equity	¥10,608.8	¥11,318.2
Noncontrolling interests	333.2	362.0

Total equity	¥10,942.0	¥11,680.2

Ratio of total equity to total assets	4.75%	4.91%

Total equity increased ¥738.2 billion to ¥11,680.2 billion as of September 30, 2013 from ¥10,942.0 billion as of March 31, 2013. The ratio of total equity to total assets increased 0.16 percentage points to 4.91% as of September 30, 2013 from 4.75% as of March 31, 2013. The increase in total equity as of September 30, 2013 was principally attributable to an increase in unappropriated retained earnings of ¥271.7 billion, reflecting ¥383.3 billion of net income attributable to Mitsubishi UFJ Financial Group, partially offset by dividends of ¥108.0 billion.

Due to our holdings of a large amount of marketable equity securities and the volatility of the equity markets in Japan, changes in the fair value of marketable equity securities have significantly affected our total equity in recent years. The following table presents information relating to the accumulated net unrealized gains, net of taxes, in respect of investment securities classified as available for sale as of March 31, 2013 and September 30, 2013:

	March 31, 2013	September 30, 2013
	(in billions, except percentages)
Accumulated net unrealized gains on investment securities	¥1,106.3	¥1,246.8
Accumulated net unrealized gains to total equity	10.11%	10.67%

Capital Adequacy

We are subject to various regulatory capital requirements promulgated by the regulatory authorities of the countries in which we operate. Failure to meet minimum capital requirements can result in mandatory actions being taken by regulators that could have a direct material effect on our unaudited condensed consolidated financial statements. Moreover, if our capital ratios are perceived to be low, our counterparties may avoid entering into transactions with us, which in turn could negatively affect our business and operations.

We continually monitor our risk-adjusted capital ratio closely and manage our operations in consideration of the capital ratio requirements. These ratios are affected not only by fluctuations in the value of our assets, including our credit risk assets such as loans and equity securities, the risk weights of which depend on the borrowers’ or issuers’ internal ratings, marketable securities and deferred tax assets, but also by fluctuations in the value of the Japanese yen against the U.S. dollar and other foreign currencies and by general price levels of Japanese equity securities.

Capital Requirements for Banking Institutions in Japan

Certain provisions of Basel III were adopted by the FSA effective March 31, 2013 for Japanese banking institutions with international operations conducted by their foreign offices. Under Basel III, Common Equity Tier 1, Tier 1 and total capital ratios are used to assess capital adequacy, which ratios are determined by dividing applicable capital components by risk-weighted assets. Total capital is defined as the sum of Tier 1 and Tier 2 capital.

Under Basel III, Tier 1 capital is defined to include Common Equity Tier 1 and Additional Tier 1 capital. Common Equity Tier 1 capital is a new category of capital primarily consisting of:

•	common stock,

•	capital surplus,

•	retained earnings, and

•	other comprehensive income (progressively phased into the capital ratio calculation over several years).

Regulatory adjustments including certain intangible fixed assets, such as goodwill, and defined benefit pension fund net assets (prepaid pension costs) will be deducted from Common Equity Tier 1 capital. The amount of adjustments to be deducted will increase progressively over time.

Additional Tier 1 capital generally consists of Basel III compliant preferred securities and, during the transition period, other capital that meet Tier I requirements under the former Basel II standards, net of regulatory adjustments. Subject to transitional measures, items including intangible fixed assets, such as goodwill, and foreign currency translation adjustments, if the value is negative, are deducted from Additional Tier 1 capital with the deduction amounts progressively decreasing over time.

Tier 2 capital generally consists of:

•	Basel III compliant deferred obligations,

•	during the transition period, capital that meet Tier II requirements under the former Basel II standards,

•	allowances for credit losses, and

•	non-controlling interests in subsidiaries’ Tier 2 capital instruments.

Subject to transitional measures, certain items including 45% of unrealized profit on securities available for sale and revaluation of land are reflected in Tier 2 capital with the amounts progressively decreasing over time.

In determining capital ratios under the FSA guidelines reflecting Basel III, we and our banking subsidiaries used the Advanced Internal Ratings-Based approach, or the AIRB approach, to calculate capital requirements for credit risk as of September 30, 2013. The Standardized Approach is used for some subsidiaries that are considered to be immaterial to the overall MUFG capital requirements, and UNBC has adopted a phased rollout of the internal ratings-based approach. Market risk is reflected in the risk-weighted assets by applying the Internal Models Approach to calculate general market risk and the Standardized Measurement Method to calculate specific risk. Under the Internal Models Approach, we principally use a historical simulation model to calculate value-at-risk, or VaR, amounts by estimating the profit and loss on our portfolio by applying actual fluctuations in historical market rates and prices over a fixed period. Under the FSA guidelines reflecting Basel III, we reflect operational risk in the risk-weighted assets by applying the Standardized Approach as of March 31, 2011 and the Advanced Measurement Approach from March 31, 2012. The Basel Committee on Banking Supervision has issued proposals to revise the current market risk framework, including stricter measures relating to some of our investment securities portfolio. Under the current proposals, certain financial instruments that we hold, including investment securities, could become subject to stricter trading book capital requirements.

We have been granted approval by the FSA to exclude the majority of our investment in Morgan Stanley from being subject to double gearing adjustments. The approval was granted for a 10-year period, but the approval amount will be phased out by 20% each year starting from March 31, 2019. As of September 30, 2013, a full application of double gearing adjustments with respect to our investment in Morgan Stanley would have reduced our Common Equity Tier 1 capital ratio by approximately 0.6%.

Under Japanese regulatory capital requirements, our consolidated capital components, including Common Equity Tier 1, Tier 1, and Tier 2 capital and risk-weighted assets, are calculated based on our consolidated financial statements prepared under Japanese GAAP. Each of the consolidated and stand-alone capital components and risk-weighted assets of our banking subsidiaries in Japan is also calculated based on consolidated and non-consolidated financial statements prepared under Japanese GAAP.

Certain Basel III provisions were adopted by the FSA with transitional measures and became effective March 31, 2013. Various Basel III measures are being phased in from the calendar year 2013, including those designed to raise the level of minimum capital requirements and to establish an internationally harmonized leverage ratio and a global minimum liquidity standard. In addition, the Basel Committee on Banking Supervision has proposed additional loss absorbency requirements to supplement the Common Equity Tier 1 capital requirement ranging from 1% to 3.5% for global systemically important banks, or G-SIBs, depending on the bank’s systemic importance. The Financial Stability Board identified us as a G-SIB in its most recent annual report published in November 2013, and indicated that, as a G-SIB, we would be required to hold an additional 1.5% of Tier 1 common equity. The group of banks identified as G-SIBs is expected to be updated annually, and the first group of G-SIBs to which the stricter capital requirements will initially be applied is expected to be identified in 2014. The stricter capital requirements are expected to be implemented in phases between January 1, 2016 and December 31, 2018 and will become fully effective on January 1, 2019.

In September 2013, the Basel Committee on Banking Supervision and the International Organization of Securities Commissions released the final framework for margin requirements for non-centrally cleared derivatives. The new framework will require high quality liquid assets to be posted as margin on non-centrally cleared derivative trades, and is expected, among other things, to adversely affect our liquidity position. The margin requirement will be phased in over a four-year period, beginning in December 2015 with the largest, most active and most systemically important derivatives market participants, including us.

For additional discussion of the calculation of our capital ratios, see Note 19 to our consolidated financial statements included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2013.

Mitsubishi UFJ Financial Group Ratios

The table below presents our consolidated total capital components, risk-weighted assets and risk-adjusted capital ratios in accordance with Basel III as of March 31, 2013 and September 30, 2013. Underlying figures are calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The percentages in the table below are rounded down. For further information, see Note 19 to our consolidated financial statements included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2013.

	March 31, 2013	September 30, 2013	Minimum capital ratios required
	(in billions, except percentages)	(in billions, except percentages)
Capital components:
Common Equity Tier 1	¥10,300.6	¥10,765.7
Additional Tier 1	914.2	1,233.0
Tier 1 capital	11,214.8	11,998.6
Tier 2 capital	3,459.1	3,409.2
Total capital	¥14,674.0	¥15,407.9
Risk-weighted assets	¥87,968.6	¥91,448.6
Capital ratios:
Common Equity Tier 1	11.70%	11.77%	3.50%
Tier 1 capital	12.74	13.12	4.50%
Total capital	16.68	16.84	8.00%

As of September 30, 2013, management believed that we were in compliance with all capital adequacy requirements to which we were subject.

Our capital ratio as of September 30, 2013 improved as compared to March 31, 2013. Our risk-weighted assets increased between March 31, 2013 and September 30, 2013, mainly as a result of floor adjustments, which are adjustments made in accordance with formulae prescribed under applicable regulatory capital standards, including those reflecting fluctuations in the loan balance and the quality of our credit portfolio. Our consolidated regulatory capital amounts, including our Common Equity Tier 1 capital, increased between March 31, 2013 and September 30, 2013, due to an increase in retained earnings, reflecting higher net income.

Capital Ratios of Our Major Banking Subsidiaries in Japan

The table below presents the risk-adjusted capital ratios of BTMU and MUTB in accordance with Basel III as of March 31, 2013 and September 30, 2013. Underlying figures are calculated in accordance with Japanese banking regulations based on information derived from each bank’s consolidated and non-consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The percentages in the table below are rounded down. For further information, see Note 19 to our consolidated financial statements included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2013.

	March 31, 2013	September 30, 2013	Minimum capital ratios required
Consolidated capital ratios:
BTMU
Common Equity Tier 1 capital	11.71%	11.54%	3.50%
Tier 1 capital	13.11	13.13	4.50
Total capital	17.51	17.26	8.00
MUTB
Common Equity Tier 1 capital	13.12	14.72	3.50
Tier 1 capital	13.77	15.29	4.50
Total capital	17.79	19.72	8.00
Stand-alone capital ratios:
BTMU
Common Equity Tier 1 capital	11.76	11.99	3.50
Tier 1 capital	13.99	14.21	4.50
Total capital	18.52	18.74	8.00
MUTB
Common Equity Tier 1 capital	12.49	13.97	3.50
Tier 1 capital	13.22	14.75	4.50
Total capital	17.94	19.94	8.00

As of September 30, 2013, management believes that our banking subsidiaries were in compliance with all capital adequacy requirements to which they were subject.

Capital Ratios of Banking Subsidiaries in the United States

The table below presents the risk-adjusted capital ratios of UNBC and Union Bank, both subsidiaries of BTMU, calculated in accordance with applicable U.S. banking regulations as of December 31, 2012 and June 30, 2013:

	December 31, 2012	June 30, 2013	Minimum capital ratios required	Ratio OCC requires to be “well capitalized”
UNBC:
Tier I capital (to risk-weighted assets)	12.44%	11.55%	4.0%	6.0%
Tier I capital (to quarterly average assets)(1)	11.18	10.36	4.0	N/A
Total capital (to risk-weighted assets)	13.93	13.63	8.0	10.0
Union Bank:
Tier I capital (to risk-weighted assets)	11.68%	10.85%	4.0%	6.00%
Tier I capital (to quarterly average assets)(1)	10.51	9.69	4.0	5.00
Total capital (to risk-weighted assets)	13.17	12.93	8.0	10.00

Note:

(1)	Excludes certain intangible assets.

Management believes that, as of June 30, 2013, UNBC and Union Bank met all capital adequacy requirements to which they were subject.

As of December 31, 2012 and June 30, 2013, the Office of the Comptroller of the Currency, or OCC, categorized Union Bank as “well-capitalized.” To be categorized as “well-capitalized,” Union Bank must maintain minimum ratios of Total capital and Tier I capital to risk-weighted assets and of Tier I capital to quarterly average assets (leverage ratio) as set forth in the table. There are no conditions or events since June 30, 2013 that would cause management to believe that Union Bank’s category has changed.

In July 2013, the FRB and the other U.S. federal banking agencies adopted final rules making significant changes to the U.S. regulatory capital framework for U.S. banking organizations to conform it to the Basel III global regulatory capital framework. The final rules establish more restrictive capital definitions, create additional categories and higher risk weightings for certain asset classes and off-balance sheet exposures, higher minimum capital and leverage ratios and capital conservation buffers that will be added to the minimum capital requirements. The final rules began to apply to UNBC and Union Bank on January 1, 2014, subject to certain transition provisions.

Capital Adequacy Ratio of MUMSS

As of March 31, 2013 and September 30, 2013, MUMSS’ capital accounts less certain fixed assets of ¥388.2 billion and ¥463.3 billion represented 315.9% and 389.3% of the total amounts equivalent to market, counterparty credit and operations risks, respectively, as calculated pursuant to the Financial Instruments and Exchange Law of Japan. A capital ratio of less than 140% will call for additional regulatory reporting, a capital ratio of less than 120% may result in an order to change the method of business, and a capital ratio of less than 100% may lead to a suspension of all or part of the business for a period of time and cancellation of a registration.

Off-Balance Sheet Arrangements

In the normal course of business, we engage in several types of off-balance sheet arrangements to meet the financing needs of customers, including various types of guarantees, credit commitments and commercial letters of credit. The contractual amounts of these guarantees and other off-balance sheet instruments represent the amounts at risk if the contracts were to be fully drawn upon as a result of a subsequent default by our customer and a decline in the value of the underlying collateral. Since many of these commitments expire without being drawn upon, the total contractual or notional amounts of these commitments do not necessarily represent our future cash requirements. See Note 14 to our unaudited condensed consolidated financial statements included elsewhere in this Report for the details of the contractual or notional amounts of such commitments.

Some of our off-balance sheet arrangements are related to activities of special purpose entities, most of which are VIEs. See Note 16 to our unaudited condensed consolidated financial statements included elsewhere in this Report for the details of the maximum exposures to non-consolidated VIEs.

Market Risk

VaR for Trading Activities.    The VaR for our total trading activities in the six months ended September 30, 2013 is presented in the table below. The total amount of VaR and the VaR of each risk categories as of September 30, 2013 were higher than those as of March 31, 2013 except Japanese yen interest rate risk.

	VaR for Trading Activities (April 1, 2013—September 30, 2013)
Risk category	Daily average	High	Low	September 30, 2013	March 31, 2013
	(in billions)
Interest rate	¥18.33	¥21.93	¥14.62	¥16.43	¥12.38
Of which, Japanese yen	10.12	14.07	6.91	8.30	8.35
Of which, U.S. dollar	6.94	11.12	3.95	6.57	2.69
Foreign exchange	8.14	15.30	3.75	4.82	3.19
Equities	1.82	5.64	0.79	1.76	1.17
Commodities	0.60	0.82	0.37	0.72	0.51
Diversification effect	6.64	—	—	5.61	4.31

Total	¥22.25	¥29.50	¥17.87	¥18.12	¥12.94

Note:	Based on a 10-day holding period, with a confidence interval of 99% based on 701 business days of historical data. The highest and lowest VaR were taken from different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.

Our daily average VaR by quarter in the six months ended September 30, 2013 was as follows:

Quarter	Daily average VaR
April–June 2013	¥22.80 billion
July–September 2013	¥21.72 billion

Quantitative market risks fluctuated throughout the April–September 2013 period, reflecting the reaction of trading activities to market volatility. Market conditions were often volatile during the six months ended September 30, 2013, with positive trading-related revenue recorded for 111 of 131 trading days during the period. The amount of trading-related revenue per day was kept within a stable range, with 52 days of positive revenue and 7 days of negative revenue exceeding ¥1 billion.

Backtesting.    In order to verify the accuracy of our VaR measurement model, we conduct backtesting by comparing VaR against hypothetical profits and losses based on a one-day holding period. In the 250 trading days ended September 30, 2013, there were no exceptions in which the measured losses exceeded VaR. We also conduct additional backtesting in which VaR is compared with actual realized and unrealized profits and losses taking into account the profits and losses from actual intra-day trading in our portfolio. In addition, we use other methods, including testing VaR against hypothetical profits and losses under changing various parameters such as confidence intervals and observation periods used in the model.

Stress Testing.    We have adopted an HS-VaR model, which calculates a VaR as a statistically possible amount of losses in a fixed confidence interval based on historical market volatility. However, the HS-VaR model is not designed to capture certain abnormal market fluctuations. In order to complement this weakness of the model, we conduct portfolio stress testing to measure potential losses using a variety of scenarios. MUFG and its major subsidiaries conduct stress testing on a daily, monthly and quarterly basis to monitor their overall portfolio risk by applying various scenarios. For example, daily stress testing at MUFG estimates maximum potential losses in each market on the current trading portfolio based on the worst ten-day historical volatility recorded during the VaR observation period of 701 days. As of September 30, 2013, we held a total trading activity position of ¥9.4 billion of predicted losses as compared to ¥10.9 billion as of March 31, 2013.

VaR for Non-Trading Activities.    The aggregate VaR for our total non-trading activities as of September 30, 2013, excluding market risks related to our strategic equity portfolio and measured using the same standards as trading activities, was ¥387.2 billion, a ¥25.8 billion decrease from March 31, 2013. In the six months ended September 30, 2013, risk related to interest rate decreased ¥53.1 billion, and risk related to equities increased ¥64.9 billion. In addition, the diversification effect accounted for a portion of the decrease in the aggregate VaR.

Based on a simple summation of figures across market risk categories, interest rate risks accounted for approximately 68% of our total non-trading activity market risks, which consist of interest rate risk, foreign exchange rate risk, equities risk and commodities risk. In the six months ended September 30, 2013, the daily average interest rate VaR totaled ¥401.9 billion, with the highest recorded VaR being ¥452.4 billion and the lowest being ¥341.9 billion.

Our daily average interest rate VaR by quarter in the six months ended September 30, 2013 was as follows:

Quarter	Daily average VaR
April–June 2013	¥419.8 billion
July–September 2013	¥384.2 billion

Comparing the proportion of each currency’s interest rate VaR to the total interest VaR as of September 30, 2013 against that as of March 31, 2013, there were a 2 percentage point decrease in Japanese yen from 44% to 42% and a 4 percentage point decrease in U.S. dollar from 40% to 36%.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets (Unaudited)

(in millions)	March 31, 2013	September 30, 2013
ASSETS
Cash and due from banks	¥3,619,253	¥3,483,533
Interest-earning deposits in other banks	8,111,887	15,495,887
Call loans, funds sold, and receivables under resale agreements	6,278,108	7,071,516
Receivables under securities borrowing transactions	2,615,172	2,671,060
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥11,847,846 and ¥12,223,337 at March 31, 2013 and September 30, 2013) (including ¥16,290,536 and ¥20,303,995 at March 31, 2013 and September 30, 2013 measured at fair value under fair value option)	40,826,384	40,458,856
Investment securities:
Securities available-for-sale—carried at fair value (including assets pledged that secured parties are permitted to sell or repledge of ¥1,974,928 and ¥2,055,034 at March 31, 2013 and September 30, 2013)	58,844,069	52,631,792
Securities being held-to-maturity—carried at amortized cost (including assets pledged that secured parties are permitted to sell or repledge of ¥300,821 and ¥257,726 at March 31, 2013 and September 30, 2013) (fair value of ¥2,188,070 and ¥1,986,477 at March 31, 2013 and September 30, 2013)	2,131,164	1,937,218
Other investment securities	889,952	874,785

Total investment securities	61,865,185	55,443,795

Loans, net of unearned income, unamortized premiums and deferred loan fees (including assets pledged that secured parties are permitted to sell or repledge of ¥1,952,868 and ¥1,741,092 at March 31, 2013 and September 30, 2013)	98,590,229	102,067,926
Allowance for credit losses	(1,335,987)	(1,183,447)

Net loans	97,254,242	100,884,479

Premises and equipment—net	1,059,054	1,099,768
Accrued interest	255,192	260,185
Customers’ acceptance liability	90,216	102,763
Intangible assets—net	866,153	880,930
Goodwill	417,956	497,423
Deferred tax assets	514,679	483,745
Other assets (including ¥3,006 and ¥2,490 at March 31, 2013 and September 30, 2013 measured at fair value under fair value option)	6,785,795	9,114,152

Total assets	¥230,559,276	¥237,948,092

Assets of consolidated VIEs included in total assets above that can be used only to settle obligations of consolidated VIEs
Cash and due from banks	¥2,692	¥1,998
Interest-earning deposits in other banks	26,087	24,973
Trading account assets	2,376,590	2,215,250
Investment securities	701,873	667,481
Loans	6,814,877	6,579,662
All other assets	254,978	221,284

Total assets of consolidated VIEs	¥10,177,097	¥9,710,648

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets (Unaudited)—(Continued)

(in millions, except shares)	March 31, 2013	September 30, 2013
LIABILITIES AND EQUITY
Deposits:
Domestic offices:
Non-interest-bearing	¥15,327,957	¥15,751,913
Interest-bearing	103,003,820	102,060,649
Overseas offices, principally interest-bearing	29,877,962	35,025,497

Total deposits	148,209,739	152,838,059

Call money, funds purchased, and payables under repurchase agreements	19,710,976	23,806,001
Payables under securities lending transactions	3,992,950	3,147,163
Due to trust account and other short-term borrowings (including ¥5,041 and ¥21,641 at March 31, 2013 and September 30, 2013 measured at fair value under fair value option)	12,241,627	11,606,764
Trading account liabilities	14,969,482	12,139,151
Obligations to return securities received as collateral	3,034,547	2,682,368
Bank acceptances outstanding	90,216	102,763
Accrued interest	136,712	128,759
Long-term debt (including ¥564,845 and ¥611,358 at March 31, 2013 and September 30, 2013 measured at fair value under fair value option)	12,182,358	12,706,266
Other liabilities	5,048,689	7,110,562

Total liabilities	219,617,296	226,267,856

Commitments and contingent liabilities
Mitsubishi UFJ Financial Group shareholders’ equity:
Capital stock:
Preferred stock—aggregate liquidation preference of ¥390,001 at March 31, 2013 and September 30, 2013, with no stated value	442,100	442,100
Common stock—authorized, 33,000,000,000 shares; issued, 14,158,585,720 shares and 14,163,760,420 shares at March 31, 2013 and September 30, 2013, with no stated value	1,646,035	1,647,077
Capital surplus	6,348,133	6,347,268
Retained earnings:
Appropriated for legal reserve	239,571	239,571
Unappropriated retained earnings	1,361,620	1,633,408
Accumulated other comprehensive income, net of taxes	574,347	1,011,346
Treasury stock, at cost—4,374,857 common shares and 3,752,528 common shares at March 31, 2013 and September 30, 2013	(3,011)	(2,539)

Total Mitsubishi UFJ Financial Group shareholders’ equity	10,608,795	11,318,231
Noncontrolling interests	333,185	362,005

Total equity	10,941,980	11,680,236

Total liabilities and equity	¥230,559,276	¥237,948,092

Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of Mitsubishi UFJ Financial Group
Other short-term borrowings	¥39,773	¥57,066
Long-term debt	1,166,694	1,044,434
All other liabilities	378,679	271,615

Total liabilities of consolidated VIEs	¥1,585,146	¥1,373,115

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Income (Unaudited)

	Six months ended September 30,
(in millions)	2012	2013
Interest income:
Loans, including fees	¥793,828	¥817,510
Deposits in other banks	13,868	20,386
Investment securities	187,884	179,037
Trading account assets	185,943	187,493
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	32,422	31,511

Total	1,213,945	1,235,937

Interest expense:
Deposits	113,647	107,618
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	35,295	21,946
Due to trust account, other short-term borrowings, and trading account liabilities	28,124	27,787
Long-term debt	118,009	112,164

Total	295,075	269,515

Net interest income	918,870	966,422
Provision (credit) for credit losses	80,012	(60,229)

Net interest income after provision (credit) for credit losses	838,858	1,026,651

Non-interest income:
Fees and commissions income	540,963	639,422
Foreign exchange gains (losses)—net	76,616	(35,659)
Trading account profits (losses)—net	301,785	(192,113)
Investment securities gains —net(1)	35,712	129,961
Equity in earnings of equity method investees—net	10,032	87,151
Other non-interest income	61,868	64,700

Total	1,026,976	693,462

Non-interest expense:
Salaries and employee benefits	460,925	496,784
Occupancy expenses—net	77,475	78,619
Fees and commission expenses	100,565	111,437
Outsourcing expenses, including data processing	98,725	105,052
Depreciation of premises and equipment	46,609	49,358
Amortization of intangible assets	103,007	99,550
Impairment of intangible assets	235	133
Insurance premiums, including deposit insurance	48,792	50,445
Communications	23,558	24,924
Taxes and public charges	33,399	34,523
Other non-interest expenses	188,940	138,877

Total	1,182,230	1,189,702

Income before income tax expense	683,604	530,411
Income tax expense	70,518	99,411

Net income before attribution of noncontrolling interests	613,086	431,000
Net income attributable to noncontrolling interests	17,074	47,686

Net income attributable to Mitsubishi UFJ Financial Group	¥596,012	¥383,314

Income allocated to preferred shareholders:
Cash dividends paid	¥8,970	¥8,970
Changes in a foreign affiliated company’s interests in its subsidiary	—	3,301

Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥587,042	¥371,043

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Income (Unaudited)—(Continued)

	Six months ended September 30,
(in Yen)	2012	2013
Earnings per common share applicable to common shareholders of Mitsubishi UFJ Financial Group
Basic earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥41.50	¥26.21
Diluted earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	41.44	26.10

(1)	The following credit losses are included in Investment securities gains—net:

	Six months ended September 30,
(in millions)	2012	2013
Decline in fair value	¥5,615	¥1,102
Other comprehensive income—net	560	202

Total credit losses	¥6,175	¥1,304

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	Six months ended September 30,
(in millions)	2012	2013
Net income before attribution of noncontrolling interests	¥613,086	¥431,000
Other comprehensive income (loss), net of tax:
Net unrealized gains (losses) on investment securities(1)	(171,216)	133,548
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges	1,669	(12)
Defined benefit plans	(1,036)	17,677
Foreign currency translation adjustments	(25,675)	284,255

Total	(196,258)	435,468

Comprehensive income	416,828	866,468
Net income attributable to noncontrolling interests	17,074	47,686
Other comprehensive income (loss) attributable to noncontrolling interests	1,929	(1,531)

Comprehensive income attributable to Mitsubishi UFJ Financial Group	¥397,825	¥820,313

(1)	Includes unrealized gains of ¥356 million and ¥130 million, net of tax, related to debt securities with credit component realized in earnings for the six months ended September 30, 2012 and 2013, respectively.

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Equity (Unaudited)

	Six months ended September 30,
(in millions, except per share amount)	2012	2013
Preferred stock:
Balance at beginning of period	¥442,100	¥442,100

Balance at end of period	¥442,100	¥442,100

Common stock:
Balance at beginning of period	¥1,645,144	¥1,646,035
Issuance of new shares of common stock by way of exercise of the stock acquisition rights	891	1,042

Balance at end of period	¥1,646,035	¥1,647,077

Capital surplus:
Balance at beginning of period	¥6,378,619	¥6,348,133
Stock-based compensation	(577)	(1,905)
Issuance of new shares of common stock by way of exercise of the stock acquisition rights	889	1,041
Changes in a foreign affiliated company’s interests in its subsidiary	(1,816)	—
Other—net	(32)	(1)

Balance at end of period	¥6,377,083	¥6,347,268

Retained earnings appropriated for legal reserve:
Balance at beginning of period	¥239,571	¥239,571

Balance at end of period	¥239,571	¥239,571

Unappropriated retained earnings:
Balance at beginning of period	¥482,535	¥1,361,620
Net income attributable to Mitsubishi UFJ Financial Group	596,012	383,314
Cash dividends:
Common stock—¥6.00 in 2012 and ¥7.00 in 2013 per share	(84,897)	(99,079)
Preferred stock (Class 5)—¥57.50 in 2012 and 2013 per share	(8,970)	(8,970)
Losses on sales of shares of treasury stock	(7)	(176)
Changes in a foreign affiliated company’s interests in its subsidiary	—	(3,301)

Balance at end of period	¥984,673	¥1,633,408

Accumulated other comprehensive income (loss), net of taxes:
Balance at beginning of period	¥(596,400)	¥574,347
Net change during the period	(198,187)	436,999

Balance at end of period	¥(794,587)	¥1,011,346

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Equity (Unaudited)—(Continued)

	Six months ended September 30,
(in millions)	2012	2013
Treasury stock, at cost:
Balance at beginning of period	¥(8,411)	¥(3,011)
Purchases of shares of treasury stock	(6)	(46)
Sales of shares of treasury stock	35	556
Net decrease (increase) resulting from changes in interests in consolidated subsidiaries, consolidated variable interest entities, and affiliated companies	27	(38)

Balance at end of period	¥(8,355)	¥(2,539)

Total Mitsubishi UFJ Financial Group shareholders’ equity	¥8,886,520	¥11,318,231

Noncontrolling interests:
Balance at beginning of period	¥275,289	¥333,185
Initial subscriptions of noncontrolling interests	7,447	34,874
Transactions between the consolidated subsidiaries and the related noncontrolling interest shareholders	(3,111)	1,171
Decrease in noncontrolling interests related to deconsolidation of subsidiaries	(3,015)	(39,146)
Net income attributable to noncontrolling interests	17,074	47,686
Dividends paid to noncontrolling interests	(4,923)	(14,152)
Other comprehensive income (loss), net of taxes	1,929	(1,531)
Other—net	(2,307)	(82)

Balance at end of period	¥288,383	¥362,005

Total equity	¥9,174,903	¥11,680,236

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows (Unaudited)

	Six months ended September 30,
(in millions)	2012	2013
Cash flows from operating activities:
Net income before attribution of noncontrolling interests	¥613,086	¥431,000
Adjustments to reconcile net income before attribution of noncontrolling interests to net cash provided by (used in) operating activities:
Depreciation and amortization	149,616	148,908
Impairment of intangible assets	235	133
Provision (credit) for credit losses	80,012	(60,229)
Investment securities gains—net	(35,712)	(129,961)
Foreign exchange losses (gains)—net	189,968	(650,166)
Equity in earnings of equity method investees—net	(10,032)	(87,151)
Provision for deferred income tax expense (benefit)	32,863	(65,679)
Decrease (increase) in trading account assets, excluding foreign exchange contracts	(2,236,163)	4,696,645
Increase (decrease) in trading account liabilities, excluding foreign exchange contracts	1,110,399	(2,950,016)
Decrease (increase) in accrued interest receivable and other receivables	(39,291)	23,599
Decrease in accrued interest payable and other payables	(45,980)	(23,032)
Net increase (decrease) in accrued income taxes and decrease (increase) in income tax receivables	(116,704)	91,984
Net decrease in collateral for derivative transactions	237,277	473,165
Other—net	59,604	(77,208)

Net cash provided by (used in) operating activities	(10,822)	1,821,992

Cash flows from investing activities:
Proceeds from sales and maturities of investment securities available-for-sale (including proceeds from securities under fair value option)	98,417,322	68,974,600
Purchases of investment securities available-for-sale (including purchases of securities under fair value option)	(97,482,509)	(66,065,322)
Proceeds from maturities of investment securities being held-to-maturity	225,667	387,667
Purchases of investment securities being held-to-maturity	(308,792)	(99,823)
Proceeds from sales of other investment securities	17,649	18,176
Acquisition of PB Capital Corporation’s institutional commercial real estate lending division	—	(358,040)
Purchase of common stock investment in VietinBank, an affiliated company of BTMU	—	(75,136)
Acquisition of Mitsubishi UFJ Fund Services Holdings Limited (formerly Butterfield Fulcrum Group), a subsidiary of MUTB	—	(30,191)
Purchases of other investment securities	(4,511)	(10,745)
Net increase in loans	(663,625)	(1,363,434)
Net increase in interest-earning deposits in other banks	(908,340)	(7,134,067)
Net increase in call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	(389,643)	(302,683)
Capital expenditures for premises and equipment	(62,436)	(70,608)
Purchases of intangible assets	(74,648)	(98,370)
Proceeds from sales of consolidated VIEs and subsidiaries—net	9,189	112,735
Proceeds from a repayment of deposits with Government-led Loan Restructuring Program	204,956	—
Other—net	36,361	(8,874)

Net cash used in investing activities	(983,360)	(6,124,115)

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows (Unaudited)—(Continued)

	Six months ended September 30,
(in millions)	2012	2013
Cash flows from financing activities:
Net increase in deposits	689,098	2,304,281
Net increase in call money, funds purchased, and payables under repurchase agreements and securities lending transactions	831,722	2,320,294
Net increase (decrease) in due to trust account	34,302	(146,066)
Net increase (decrease) in other short-term borrowings	183,130	(598,304)
Proceeds from issuance of long-term debt	1,103,481	1,721,615
Repayments of long-term debt	(1,952,543)	(1,394,426)
Proceeds from sales of treasury stock	19	402
Dividends paid	(93,821)	(108,000)
Other—net	(22,201)	13,599

Net cash provided by financing activities	773,187	4,113,395

Effect of exchange rate changes on cash and cash equivalents	(4,703)	53,008

Net decrease in cash and cash equivalents	(225,698)	(135,720)

Cash and cash equivalents at beginning of period	3,230,409	3,619,253

Cash and cash equivalents at end of period	¥3,004,711	¥3,483,533

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	¥313,767	¥301,261
Income taxes, net of refunds	154,359	73,106
Non-cash investing and financing activities:
Obtaining assets by entering into capital lease	3,844	2,274

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)

1.    BASIS OF SEMIANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Description of Business

Mitsubishi UFJ Financial Group, Inc. (“MUFG”) is a holding company for The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”), Mitsubishi UFJ Trust and Banking Corporation (“MUTB”), Mitsubishi UFJ Securities Holdings Co., Ltd. (“MUSHD”), Mitsubishi UFJ NICOS Co., Ltd. (“Mitsubishi UFJ NICOS”), and other subsidiaries. MUSHD is an intermediate holding company for Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“MUMSS”). Through its subsidiaries and affiliated companies, MUFG engages in a broad range of financial operations, including commercial banking, investment banking, trust banking and asset management services, securities businesses, and credit card businesses, and it provides related services to individual and corporate customers. See Note 17 for more information by business segment.

Basis of Financial Statements

The accompanying semiannual condensed consolidated financial statements are presented in Japanese yen, the currency of the country in which MUFG is incorporated and principally operates. The accompanying condensed consolidated financial statements include the accounts of MUFG, its subsidiaries and consolidated variable interest entities (“VIE”s) (together, the “MUFG Group”), and reflect all adjustments (consisting of normal recurring adjustments) that, in the opinion of management, are necessary to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying condensed consolidated financial statements should be read in conjunction with the consolidated financial statements for the fiscal year ended March 31, 2013. Certain information that would be included in annual financial statements but is not required for semiannual reporting purposes under U.S. GAAP has been omitted or condensed.

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting Changes

Amendments to the Presentation of Comprehensive Income—In February 2013, the FASB issued new guidance which requires an entity to present separately for each component of other comprehensive income (“OCI”), current period reclassifications out of accumulated OCI and other amounts of current period OCI. In addition, the guidance requires an entity to report the effect of significant reclassifications out of accumulated OCI on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. The amendments in this guidance are effective for fiscal years, and interim periods within those years, beginning after December 15, 2012. Early adoption is permitted. The MUFG Group adopted this guidance on April 1, 2013. As a result of the adoption of this guidance, the presentation of the MUFG Group’s condensed consolidated statements of comprehensive income and condensed consolidated statement of equity changed, while disclosures related to accumulated OCI were added. This guidance had no impact on its financial position and result of operations. See Note 10 for further details of the required disclosures.

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Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Disclosures about Offsetting Assets and Liabilities—In December 2011, the FASB issued new guidance which requires that entities disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. In January 2013, the FASB issued further guidance which provides clarification that the scope of the guidance on disclosures about offsetting assets and liabilities applies to derivatives, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with existing guidance or subject to an enforceable master netting arrangement or similar agreement. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The MUFG Group adopted this guidance on April 1, 2013, which had no impact on its financial position and results of operations. See Note 8 for further details of the required disclosures.

Subsequent Accounting for an Indemnification Asset Recognized at the Acquisition Date as a Result of a Government-Assisted Acquisition of a Financial Institution—In October 2012, the FASB issued new guidance, which clarifies the accounting guidance for subsequently measuring an indemnification asset recognized as a result of a government-assisted acquisition of a financial institution when a change in cash flows expected to be collected occurs. This guidance specifies that an entity shall subsequently account for the change in measurement of the indemnification asset on the same basis as the change in assets subject to the indemnification and limit any amortization of changes in value to the lesser of the contractual term of the indemnification agreement or the remaining life of the indemnified assets. This guidance is effective for fiscal years, and interim periods within those years, beginning on or after December 15, 2012. Early adoption is permitted. The MUFG Group adopted this guidance on April 1, 2013, which had no impact on its financial position and results of operations.

Recently Issued Accounting Pronouncements

Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date—In February 2013, the FASB issued new guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. GAAP. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The MUFG Group does not expect that the adoption of the guidance will have a material impact on its financial position and results of operations.

Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity—In March 2013, the FASB issued new guidance which requires the release of an entity’s cumulative translation adjustment into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The MUFG Group does not expect that the adoption of the guidance will have a material impact on its financial position and results of operations.

Amendments to the Scope, Measurement, and Disclosure Requirements for Investment Companies—In June 2013, the FASB issued guidance that changed the approach for determining whether an entity is an investment company under U.S. GAAP, and set forth certain measurement and disclosure requirements. This guidance changes the approach to the investment company assessment, clarifies the characteristics of an investment company, and provides comprehensive guidance for assessing whether an entity is an investment company. In addition, this guidance requires an investment company to measure noncontrolling ownership interests in other investment companies at fair value rather than using the equity method of accounting. Also, this

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Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

guidance requires additional disclosures about an entity’s status as an investment company and financial support provided or contractually required to be provided by an investment company to its investees. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption of this guidance is prohibited. The MUFG Group has not completed the study of what effect this guidance will have on its financial position and results of operations.

2.    BUSINESS DEVELOPMENTS

MUTB’s Acquisition of Butterfield Fulcrum Group

On September 20, 2013, MUTB acquired 100% ownership of FGL Lux Holdings, S.a r.l., a holding company of Butterfield Fulcrum Group headquartered in Bermuda for ¥30,191 million in cash, and thereby recorded goodwill of ¥20,274 million. Butterfield Fulcrum Group is a global alternative fund administrator. MUTB has focused on strengthening its global trust banking business based on its medium-term management plan, and conducted several strategic investments in overseas asset managers. The purpose of this transaction, through the investment in a fund administration company, is to expand MUTB’s overseas asset administration capabilities. The assets acquired and liabilities assumed were recorded at their estimated fair values on the acquisition date. These fair value estimates are considered provisional and are subject to change pending the receipt of additional information relative to closing date fair values, but not to exceed a period of one year after the closing date of the acquisition. After this transaction, Butterfield Fulcrum Group was renamed Mitsubishi UFJ Fund Services Holdings Limited.

UnionBanCal Corporation’s Acquisition of PB Capital Corporation’s Institutional Commercial Real Estate Lending Division

On June 24, 2013, Union Bank, N.A. (“Union Bank”), a subsidiary of UnionBanCal Corporation (“UNBC”), acquired PB Capital Corporation’s institutional commercial real estate (“CRE”) lending division for ¥358,040 million in cash, and thereby recorded goodwill of ¥22,077 million. The purpose of this transaction is to expand the UNBC’s CRE presence in the U.S., and provide geographic and asset class diversification. The assets acquired and liabilities assumed were recorded at their estimated fair values on the acquisition date. These fair value estimates are considered provisional and are subject to change pending the receipt of additional information relative to closing date fair values, but not to exceed a period of one year after the closing date of the acquisition.

BTMU’s Acquisition of Vietnam Joint Stock Commercial Bank for Industry and Trade

In May 2013, BTMU acquired approximately 20% of the ordinary shares of Vietnam Joint Stock Commercial Bank for Industry and Trade (“VietinBank”) for ¥75,136 million. VietinBank is one of the major Vietnamese state-owned commercial banks in terms of assets. Considering both BTMU’s ownership of the common stock and representation on the board of directors, the MUFG Group has determined that BTMU has the ability to exercise significant influence over the operating and financial policies of VietinBank and applied the equity method of accounting for its investment.

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Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

3.    INVESTMENT SECURITIES

The table below presents the amortized cost, gross unrealized gains and losses, and fair value of investment securities available-for-sale and being held-to-maturity at March 31, 2013 and September 30, 2013:

At March 31, 2013:	Amortized cost	Gross unrealized gains		Gross unrealized losses		Fair value
	(in millions)
Securities available-for-sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥49,159,827	¥323,725		¥3,598		¥49,479,954
Japanese prefectural and municipal bonds	207,227	9,852		4		217,075
Foreign governments and official institutions bonds	701,504	17,814		3,022		716,296
Corporate bonds	1,868,599	55,044		697		1,922,946
Residential mortgage-backed securities	1,204,219	20,902		1,501		1,223,620
Commercial mortgage-backed securities	260,057	9,895		570		269,382
Asset-backed securities	813,312	1,132		3,766		810,678
Other debt securities(1)	109,365	2,247		4,898		106,714
Marketable equity securities	2,224,060	1,874,159		815		4,097,404

Total	¥56,548,170	¥2,314,770		¥18,871		¥58,844,069

Securities being held-to-maturity:
Debt securities:
Japanese national government and Japanese government agency bonds	¥232,881	¥1,883		¥—		¥234,764
Foreign governments and official institutions bonds	284,315	2,409		—		286,724
Corporate bonds	23,555	173		—		23,728
Residential mortgage-backed securities	86,722	1,056	(2)	11		87,767
Asset-backed securities	1,503,691	51,396		—	(3)	1,555,087

Total	¥2,131,164	¥56,917		¥11		¥2,188,070

Notes:	(1)	Other debt securities in the table above include ¥106,699 million of private placement debt conduit bonds.
	(2)	The MUFG Group reclassified residential mortgage-backed securities, which totaled ¥12,356 million at fair value, from Securities available-for-sale to Securities being held-to-maturity during the fiscal year ended March 31, 2013. As a result of the reclassification, the unrealized gains at the date of reclassification remaining in Accumulated OCI in the accompanying condensed consolidated balance sheets was ¥395 million before taxes at March 31, 2013 and not included in the table above.
	(3)	UNBC reclassified collateralized loan obligations (“CLOs”), which totaled ¥111,895 million at fair value, from Securities available-for-sale to Securities being held-to-maturity during the fiscal year ended March 31, 2010. As a result of the reclassification, the unrealized losses at the date of reclassification remaining in Accumulated OCI in the accompanying condensed consolidated balance sheets was ¥1,460 million before taxes at March 31, 2013 and not included in the table above.

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At September 30, 2013:	Amortized cost	Gross unrealized gains		Gross unrealized losses		Fair value
	(in millions)
Securities available-for-sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥41,952,441	¥174,958		¥10,441		¥42,116,958
Japanese prefectural and municipal bonds	199,763	8,446		—		208,209
Foreign governments and official institutions bonds	1,023,076	13,367		11,516		1,024,927
Corporate bonds	1,644,116	44,997		471		1,688,642
Residential mortgage-backed securities	1,535,763	6,024		31,797		1,509,990
Commercial mortgage-backed securities	384,878	2,357		17,534		369,701
Asset-backed securities	841,443	3,489		1,735		843,197
Other debt securities(1)	147,882	3,213		2,484		148,611
Marketable equity securities	2,367,775	2,354,880		1,098		4,721,557

Total	¥50,097,137	¥2,611,731		¥77,076		¥52,631,792

Securities being held-to-maturity:
Debt securities:
Japanese national government and Japanese government agency bonds	¥214,955	¥1,249		¥—		¥216,204
Foreign governments and official institutions bonds	68,961	1,268		106		70,123
Corporate bonds	19,985	31		12		20,004
Residential mortgage-backed securities	87,885	—	(2)	1,753		86,132
Asset-backed securities	1,545,432	48,582		—	(3)	1,594,014

Total	¥1,937,218	¥51,130		¥1,871		¥1,986,477

Notes:	(1)	Other debt securities in the table above include ¥146,540 million of private placement debt conduit bonds.
	(2)	As a result of the reclassification during the fiscal year ended March 31, 2013, the unrealized gains at the date of reclassification remaining in Accumulated OCI in the accompanying condensed consolidated balance sheets was ¥378 million before taxes at September 30, 2013 and not included in the table above.
	(3)	As a result of the reclassification during the fiscal year ended March 31, 2010, the unrealized losses at the date of reclassification remaining in Accumulated OCI in the accompanying condensed consolidated balance sheets was ¥236 million before taxes at September 30, 2013 and not included in the table above.

Other Securities

Investment securities other than Securities available-for-sale or being held-to-maturity (i.e., nonmarketable equity securities presented in Other investment securities) were primarily carried at cost of ¥864,052 million and ¥848,321 million, at March 31, 2013 and September 30, 2013, respectively, because their fair values were not readily determinable.

The remaining balances were investment securities held by certain subsidiaries subject to specialized industry accounting principles for investment companies and brokers and dealers and carried at fair value of ¥25,900 million and ¥26,464 million at March 31, 2013 and September 30, 2013, respectively. See Note 18 for the valuation techniques and inputs used to estimate the fair values.

With respect to cost-method investments of ¥357,805 million and ¥297,120 million at March 31, 2013 and September 30, 2013, respectively, the MUFG Group has estimated a fair value using commonly accepted valuation techniques to determine whether the investment is impaired in each reporting period. These

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cost-method investments are primarily comprised of nonmarketable equity securities issued by public companies which are convertible to marketable common stock in the future. See Note 18 for the details of these commonly accepted valuation techniques. If the fair value of the investment is less than the cost of the investment, the MUFG Group proceeds to evaluate whether the impairment is other-than-temporary.

With respect to cost-method investments of ¥506,247 million and ¥551,201 million at March 31, 2013 and September 30, 2013, respectively, the MUFG Group performed a test to determine whether any impairment indicator existed for each investment in each reporting period. If an impairment indicator exists, the MUFG Group estimates the fair value of the cost-method investment. If the fair value of the investment is less than the cost of the investment, the MUFG Group performs evaluation of whether the impairment is other-than-temporary. The primary method the MUFG Group uses to identify impairment indicators is a comparison of the MUFG Group’s share in an investee’s net assets to the cost of the MUFG Group’s investment in the investee. The MUFG Group also considers whether significant adverse changes in the regulatory, economic or technological environment have occurred with respect to the investee. The MUFG Group periodically monitors the status of each investee including the credit rating, which is generally updated once a year based on the annual financial statements of the issuer. In addition, if an event that could impact the credit rating of an investee occurs, the MUFG Group reassesses the appropriateness of the credit rating assigned to the issuer in order to maintain an updated credit rating. The MUFG Group did not estimate the fair value of those cost-method investments, which had aggregated costs of ¥503,671 million and ¥547,938 million at March 31, 2013 and September 30, 2013, respectively, since it was not practical and the MUFG Group identified no impairment indicators.

Based on the procedure described above, the MUFG Group recognized other-than-temporary impairment losses on the cost-method investments of ¥1,733 million and ¥2,621 million for the six months ended September 30, 2012 and 2013 respectively. Each impairment loss was recognized based on the specific circumstances of each individual company. No impairment loss was individually material.

Contractual Maturities

The amortized cost and fair values of debt securities being held-to-maturity and the fair values of debt securities available-for-sale at September 30, 2013 by contractual maturity are shown below. Expected maturities may be shorter than contractual maturities because issuers of debt securities may have the right to call or prepay obligations with or without penalties. Debt securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their contractual maturities.

	Held-to-maturity		Available-for-sale
	Amortized cost	Fair value	Fair value
	(in millions)
Due in one year or less	¥85,534	¥85,544	¥14,521,920
Due from one year to five years	254,202	255,986	23,474,896
Due from five years to ten years	1,280,086	1,325,167	6,590,570
Due after ten years	317,396	319,780	3,322,849

Total	¥1,937,218	¥1,986,477	¥47,910,235

Realized Gains and Losses and Transfers of Investment Securities

For the six months ended September 30, 2012 and 2013, gross realized gains on sales of investment securities available-for-sale were ¥156,212 million and ¥160,543 million, respectively, and gross realized losses on sales of investment securities available-for-sale were ¥11,730 million and ¥38,487 million, respectively.

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Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

During the six months ended September 30, 2012, the MUFG Group determined that it no longer had the intent to hold certain securities, which had a carrying value of ¥47,566 million, to maturity in response to a significant deterioration in the issuers’ creditworthiness. As a result, the MUFG Group transferred these securities from Securities being held-to-maturity to Securities available-for-sale. These securities were sold and the MUFG Group recorded a loss of ¥1,518 million for the six months ended September 30, 2012.

The MUFG Group transferred Securities available-for-sale of ¥12,356 million to Securities being held-to-maturity during the six months ended September 30, 2012. The MUFG Group has asserted the positive intent and ability to hold these securities to maturity.

Other-than-temporary Impairments of Securities Available-for-Sale and Being Held-to-Maturity

For the six months ended September 30, 2012 and 2013, losses resulting from impairment of investment securities to reflect the decline in value considered to be other-than-temporary were ¥120,660 million and ¥4,127 million, respectively, which were included in Investment securities gains—net in the accompanying condensed consolidated statements of income. The losses of ¥120,660 million for the six months ended September 30, 2012 included losses of ¥6,175 million from debt securities available-for-sale mainly classified as corporate bonds, and ¥112,752 million from marketable equity securities. The losses of ¥4,127 million for the six months ended September 30, 2013 included losses of ¥1,304 million from debt securities available-for-sale mainly classified as corporate bonds, and ¥2,621 million from nonmarketable equity securities.

Gross Unrealized Losses and Fair Value

The following tables show the unrealized gross losses and fair values of investment securities available-for-sale and being held-to-maturity at March 31, 2013 and September 30, 2013 by length of time that individual securities in each category have been in a continuous loss position:

	Less than 12 months		12 months or more		Total
At March 31, 2013:	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Number of securities
	(in millions, except number of securities)
Securities available-for-sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥6,859,342	¥672	¥584,048	¥2,926	¥7,443,390	¥3,598	33
Japanese prefectural and municipal bonds	1,486	4	—	—	1,486	4	1
Foreign governments and official institutions bonds	157,287	2,867	11,332	155	168,619	3,022	108
Corporate bonds	76,521	306	56,953	391	133,474	697	1,360
Residential mortgage-backed securities	102,511	276	25,766	1,225	128,277	1,501	182
Commercial mortgage-backed securities	58,459	530	12,134	40	70,593	570	24
Asset-backed securities	17,239	37	85,069	3,729	102,308	3,766	131
Other debt securities	71,217	4,898	—	—	71,217	4,898	49
Marketable equity securities	15,143	694	870	121	16,013	815	23

Total	¥7,359,205	¥10,284	¥776,172	¥8,587	¥8,135,377	¥18,871	1,911

Securities being held-to-maturity:
Debt securities:
Residential mortgage-backed securities	¥3,370	¥11	¥—	¥—	¥3,370	¥11	10

Total	¥3,370	¥11	¥—	¥—	¥3,370	¥11	10

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Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Less than 12 months		12 months or more		Total
At September 30, 2013:	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Number of securities
	(in millions, except number of securities)
Securities available-for-sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥9,334,375	¥10,294	¥104,849	¥147	¥9,439,224	¥10,441	55
Foreign governments and official institutions bonds	475,231	7,406	112,707	4,110	587,938	11,516	169
Corporate bonds	169,779	299	40,477	172	210,256	471	1,077
Residential mortgage-backed securities	1,185,029	31,093	18,876	704	1,203,905	31,797	544
Commercial mortgage-backed securities	281,102	17,534	—	—	281,102	17,534	172
Asset-backed securities	60,518	1,639	2,735	96	63,253	1,735	21
Other debt securities	90,972	2,484	—	—	90,972	2,484	44
Marketable equity securities	26,326	1,047	107	51	26,433	1,098	84

Total	¥11,623,332	¥71,796	¥279,751	¥5,280	¥11,903,083	¥77,076	2,166

Securities being held-to-maturity:
Debt securities:
Foreign governments and official institutions bonds	¥14,547	¥106	¥—	¥—	¥14,547	¥106	2
Corporate bonds	14,638	12	—	—	14,638	12	1
Residential mortgage-backed securities	86,103	1,751	29	2	86,132	1,753	53

Total	¥115,288	¥1,869	¥29	¥2	¥115,317	¥1,871	56

Evaluating Investment Securities for Other-than-temporary Impairments

The following describes the nature of the MUFG Group’s investments and the conclusions reached in determining whether the unrealized losses were temporary or other-than-temporary.

Japanese national government and Japanese government agency bonds, Foreign governments and official institutions bonds

As of September 30, 2013, unrealized losses associated with these securities were deemed to be attributable to changes in market interest rates rather than a deterioration in the creditworthiness of the underlying obligor. The MUFG Group expects to recover the entire amortized cost basis of these securities. Accordingly, such changes are considered to be temporary and no impairment loss has been recorded.

Residential and commercial mortgage-backed securities

As of September 30, 2013, unrealized losses associated with these securities were deemed to be attributable to changes in market interest rates rather than a deterioration in the creditworthiness of the underlying obligor. Based on a consideration of factors, including cash flow analysis, the MUFG Group expects to recover the entire amortized cost basis of these securities. Accordingly, such changes are considered to be temporary and no impairment loss has been recorded.

Asset-backed securities

As of September 30, 2013, unrealized losses on these securities are primarily driven by certain CLOs, highly illiquid securities for which fair values are difficult to determine. Unrealized losses arise from widening credit

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spreads, deterioration of the credit quality of the underlying collateral, uncertainty regarding the valuation of such securities and the market’s view of the performance of the fund managers. When the fair value of a security is lower than its amortized cost or when any security is subject to a deterioration in credit rating, the MUFG Group undertakes a cash flow analysis of the underlying collateral to estimate the other-than-temporary impairment. Based on the analysis performed no other-than-temporary impairment was identified as of September 30, 2013 and no impairment loss was therefore recorded.

Corporate bonds

As of September 30, 2013, the unrealized losses associated with corporate bonds are primarily related to private placement bonds issued by Japanese non-public companies. The credit loss component recognized in earnings is identified as the amount of principal cash flows not expected to be received over the remaining terms of the bonds as estimated using the MUFG Group’s cash flow projections. The key assumptions include probability of default based on credit ratings of the bond issuers and a loss given default.

The following table presents a roll-forward of the credit loss component recognized in earnings. The balance at the beginning of each period for the six months ended September 30 represents the credit loss component for which an other-than-temporary impairment occurred on debt securities in prior periods. The additions represent the first time a debt security was credit impaired or when subsequent credit impairment has occurred. The credit loss component is reduced when the corporate bonds mature or are sold. Additionally, the credit loss component is reduced if the MUFG Group receives or expects to receive cash flows in excess of what the MUFG Group previously expected to receive over the remaining life of the credit impaired debt securities.

	Six months ended September 30,
	2012	2013
	(in millions)
Balance at beginning of period	¥30,066	¥24,525

Additions:
Initial credit impairments	4,152	505
Subsequent credit impairments	2,023	799

Reductions:
Securities sold or matured	(6,120)	(8,814)

Balance at end of period	¥30,121	¥17,015

The cumulative decline in fair value of the credit impaired debt securities, which were mainly corporate bonds, held at September 30, 2012 and 2013 was ¥18,413 million and ¥7,559 million, respectively. Of which, the credit loss component recognized in earnings was ¥30,121 million and ¥17,015 million, and the remaining amount related to all other factors recognized in Accumulated other comprehensive income (loss) before taxes was ¥11,708 million and ¥9,456 million at September 30, 2012 and 2013, respectively.

Other debt securities

As of September 30, 2013, other debt securities primarily consist of private placement debt conduit bonds, which are not rated by external credit rating agencies. The unrealized losses on these bonds resulted from a higher return on capital expected by the secondary market compared with the return on capital required at the time of origination when the bonds were purchased. The MUFG Group estimated loss projections for each security by assessing the underlying collateral of each security. The MUFG Group estimates the portion of loss

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attributable to credit based on the expected cash flows of the underlying collateral using estimates of current key assumptions, such as probability of default and loss severity. Cash flow analysis of the underlying collateral provides an estimate of other-than-temporary impairment, which is performed when the fair value of a security is lower than its amortized cost and potential impairment is identified. Based on the analysis, no other-than-temporary impairment loss was recorded in the accompanying condensed consolidated statement of income.

Marketable equity securities

The MUFG Group determines whether unrealized losses on marketable equity securities are temporary based on its ability and positive intent to hold the investments for a period of time sufficient to allow for any anticipated recovery and the results of its review conducted to identify and evaluate investments that have indications of possible impairment. Impairment is evaluated considering various factors, and their relative significance varies from case to case. The MUFG Group’s review includes, but is not limited to, consideration of the following factors:

The length of time that fair value of the investment has been below cost—The MUFG Group generally deems a continued decline of fair value below cost for six months or more to be other-than-temporary.

The extent to which the fair value of investments has been below cost as of the end of the reporting period—The MUFG Group’s investment portfolio is exposed to volatile equity prices affected by many factors including investors’ perspectives as to future economic prospects and the issuers’ performance. The MUFG Group generally deems the decline in fair value below cost of 20% or more as an indicator of an other-than-temporary decline in fair value.

The financial condition and near-term prospects of the issuer—The MUFG Group considers the financial condition and near-term prospects of the issuer primarily based on the credit standing of the issuers as determined by its credit rating system.

At September 30, 2013, unrealized losses on marketable equity securities which have been in a continuous loss position are considered temporary based on the evaluation as described above, and the fact that the MUFG Group primarily makes these investments for strategic purposes to maintain long-term relationships with its customers.

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Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

4.    LOANS AND ALLOWANCE FOR CREDIT LOSSES

Loans at March 31, 2013 and September 30, 2013 by domicile and industry of the borrower are summarized below. Classification of loans by industry is based on the industry segment loan classifications as defined by the Bank of Japan.

	March 31, 2013	September 30, 2013
	(in millions)
Domestic:
Manufacturing	¥11,767,352	¥11,480,165
Construction	1,056,276	998,435
Real estate	11,143,777	10,961,056
Services	2,881,666	2,883,866
Wholesale and retail	8,330,553	8,176,985
Banks and other financial institutions(1)	3,622,021	3,221,882
Communication and information services	1,314,505	1,406,318
Other industries	12,191,566	13,180,551
Consumer	17,132,396	16,928,034

Total domestic	69,440,112	69,237,292

Foreign:
Governments and official institutions	673,548	665,306
Banks and other financial institutions(1)	7,258,978	8,239,362
Commercial and industrial	18,738,731	20,978,985
Other	2,601,338	3,065,402

Total foreign	29,272,595	32,949,055

Unearned income, unamortized premiums—net and deferred loan fees—net	(122,478)	(118,421)

Total(2)	¥98,590,229	¥102,067,926

Notes:	(1)	Loans to the so-called non-bank finance companies are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
	(2)	The above table includes loans held for sale of ¥35,261 million at March 31, 2013 and ¥77,620 million at September 30, 2013, respectively, which are carried at the lower of cost or estimated fair value.

The following is a summary of nonaccrual loans, restructured loans and accruing loans contractually past due 90 days or more at March 31, 2013 and September 30, 2013:

	March 31, 2013	September 30, 2013
	(in millions)
Nonaccrual loans	¥1,295,113	¥1,150,392
Restructured loans	985,847	943,676
Accruing loans contractually past due 90 days or more	41,544	49,307

Total	¥2,322,504	¥2,143,375

The MUFG Group classifies its loan portfolio into the following portfolio segments—Commercial, Residential, Card, and UNBC based on the grouping used by the MUFG Group to determine the allowance for

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

credit losses. The MUFG Group further classifies the Commercial segment into classes based on initial measurement attributes, risk characteristics, and its method of monitoring and assessing credit risk. See Note 1 to the consolidated financial statements for the fiscal year ended March 31, 2013 for further information.

Nonaccrual Loans

Originated loans are generally placed on nonaccrual status when substantial doubt exists as to the full and timely collection of either principal or interest, when principal or interest is contractually past due one month or more with respect to loans within all classes of the Commercial segment, three months or more with respect to loans within the Card and UNBC segments, and six months or more with respect to loans within the Residential segment. See Note 1 to the consolidated financial statements for the fiscal year ended March 31, 2013 for further information.

The nonaccrual status of loans by class at March 31, 2013 and September 30, 2013 is shown below:

	March 31, 2013	September 30, 2013
	(in millions)
Commercial
Domestic	¥911,700	¥795,392
Manufacturing	211,975	156,107
Construction	37,381	32,696
Real estate	185,597	182,860
Services	85,987	68,387
Wholesale and retail	249,251	229,578
Banks and other financial institutions	13,993	7,200
Communication and information services	31,941	29,585
Other industries	42,513	38,854
Consumer	53,062	50,125
Foreign-excluding UNBC	98,085	84,743
Residential	130,830	120,284
Card	88,045	78,848
UNBC	43,670	51,285

Total(1)	¥1,272,330	¥1,130,552

Note:	(1)

The above table does not include loans held for sale of ¥818 million and nil at March 31, 2013 and September 30, 2013, respectively, and loans acquired with deteriorated credit quality of ¥21,965 million and ¥19,840 million, at March 31, 2013 and September 30, 2013, respectively.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Impaired Loans

The MUFG Group’s impaired loans primarily include nonaccrual loans and restructured loans. The following table shows information about impaired loans by class at March 31, 2013 and September 30, 2013:

	Recorded Loan Balance
At March 31, 2013:	Requiring an Impairment Allowance	Not Requiring an Impairment Allowance(1)	Total	Unpaid Principal Balance	Related Allowance
	(in millions)
Commercial
Domestic	¥1,158,927	¥318,028	¥1,476,955	¥1,537,180	¥662,347
Manufacturing	400,946	55,819	456,765	475,946	221,124
Construction	35,581	16,921	52,502	59,411	22,577
Real estate	139,146	100,670	239,816	247,657	55,286
Services	122,792	37,774	160,566	166,510	67,171
Wholesale and retail	309,892	62,274	372,166	380,292	209,634
Banks and other financial institutions	15,201	121	15,322	17,425	8,040
Communication and information services	40,233	12,954	53,187	55,021	23,719
Other industries	42,991	9,794	52,785	53,754	33,485
Consumer	52,145	21,701	73,846	81,164	21,311
Foreign-excluding UNBC	199,890	299	200,189	200,517	122,371
Loans acquired with deteriorated credit quality	30,927	76	31,003	47,916	9,944
Residential	300,231	13,756	313,987	363,439	118,753
Card	123,567	806	124,373	139,196	37,901
UNBC	31,293	22,966	54,259	60,732	3,645

Total(2)	¥1,844,835	¥355,931	¥2,200,766	¥2,348,980	¥954,961

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Recorded Loan Balance
At September 30, 2013:	Requiring an Impairment Allowance	Not Requiring an Impairment Allowance(1)	Total	Unpaid Principal Balance	Related Allowance
	(in millions)
Commercial
Domestic	¥1,046,574	¥292,343	¥1,338,917	¥1,404,593	¥562,069
Manufacturing	359,156	51,949	411,105	429,711	170,064
Construction	32,563	14,533	47,096	51,856	20,139
Real estate	145,110	94,448	239,558	247,056	54,303
Services	104,766	27,231	131,997	141,701	56,028
Wholesale and retail	277,815	61,275	339,090	350,289	186,457
Banks and other financial institutions	8,328	116	8,444	10,547	7,204
Communication and information services	30,212	12,902	43,114	44,398	19,050
Other industries	39,990	9,607	49,597	50,470	29,785
Consumer	48,634	20,282	68,916	78,565	19,039
Foreign-excluding UNBC	181,665	327	181,992	182,326	107,755
Loans acquired with deteriorated credit quality	40,353	76	40,429	49,312	20,097
Residential	250,583	13,099	263,682	306,521	103,809
Card	112,590	781	113,371	126,639	33,182
UNBC	44,716	19,197	63,913	70,537	4,663

Total(2)	¥1,676,481	¥325,823	¥2,002,304	¥2,139,928	¥831,575

Notes:	(1)	These loans do not require an allowance for credit losses because the fair values of the impaired loans equal or exceed the recorded investments in the loans.
(2)	In addition to impaired loans presented in the above table, there were loans held for sale that were impaired of ¥818 million and nil at March 31, 2013 and September 30, 2013, respectively.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following table shows information regarding the average recorded loan balance and recognized interest income on impaired loans for the six months ended September 30, 2012 and 2013:

	Six months ended September 30,
	2012		2013
	Average Recorded Loan Balance	Recognized Interest Income	Average Recorded Loan Balance	Recognized Interest Income
	(in millions)
Commercial
Domestic	¥1,392,456	¥11,755	¥1,407,949	¥12,528
Manufacturing	404,754	3,424	433,924	3,656
Construction	55,772	571	49,815	544
Real estate	180,968	1,381	239,686	1,874
Services	174,756	1,663	146,283	1,534
Wholesale and retail	377,918	3,059	355,627	3,188
Banks and other financial institutions	9,601	61	11,883	106
Communication and information services	51,252	526	48,152	519
Other industries	60,728	438	51,191	497
Consumer	76,707	632	71,388	610
Foreign-excluding UNBC	155,974	1,421	189,442	1,537
Loans acquired with deteriorated credit quality	33,963	1,827	35,654	1,525
Residential	323,282	3,268	288,835	2,931
Card	141,247	3,423	118,873	2,754
UNBC	44,611	642	60,344	1,161

Total	¥2,091,533	¥22,336	¥2,101,097	¥22,436

Interest income on nonaccrual loans for all classes was recognized on a cash basis when ultimate collectibility of principal was certain. Otherwise, cash receipts were applied as principal reductions. Interest income on accruing impaired loans, including restructured loans, was recognized on an accrual basis to the extent that the collectibility of interest income was reasonably certain based on management’s assessment.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Troubled Debt Restructurings

The following table summarizes the MUFG Group’s troubled debt restructurings (“TDR”s) by class during the six months ended September 30, 2012 and 2013:

	Troubled Debt Restructurings			Troubled Debt Restructurings That Subsequently Defaulted
Six months ended September 30, 2012:	Number of Contracts	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Number of Contracts	Recorded Investment
	(in millions, except number of contracts)
Commercial
Domestic	1,776	¥237,366	¥237,366	108	¥8,382
Manufacturing	483	141,964	141,964	14	4,981
Construction	69	4,908	4,908	12	581
Real estate	106	12,766	12,766	1	39
Services	166	15,555	15,555	10	168
Wholesale and retail	709	50,087	50,087	57	1,985
Banks and other financial institutions	4	883	883	—	—
Communication and information services	66	4,450	4,450	5	190
Other industries	38	2,620	2,620	4	310
Consumer	135	4,133	4,133	5	128
Foreign-excluding UNBC	11	9,961	9,494	—	—
Loans acquired with deteriorated credit quality	1	524	524	—	—
Residential	1,434	31,289	31,289	4	89
Card	23,421	14,643	14,444	3,321	2,011
UNBC	468	11,881	11,403	8	319

Total	27,111	¥305,664	¥304,520	3,441	¥10,801

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Troubled Debt Restructurings			Troubled Debt Restructurings That Subsequently Defaulted
Six months ended September 30, 2013:	Number of Contracts	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Number of Contracts	Recorded Investment
	(in millions, except number of contracts)
Commercial
Domestic	1,140	¥273,696	¥250,191	140	¥9,946
Manufacturing	355	194,260	170,755	28	2,592
Construction	46	2,455	2,455	2	18
Real estate	72	11,614	11,614	8	1,096
Services	110	9,852	9,852	19	1,026
Wholesale and retail	436	45,768	45,768	61	3,111
Banks and other financial institutions	2	7	7	—	—
Communication and information services	37	3,533	3,533	12	1,461
Other industries	15	3,185	3,185	4	152
Consumer	67	3,022	3,022	6	490
Foreign-excluding UNBC	22	10,188	10,188	—	—
Loans acquired with deteriorated credit quality	2	641	641	—	—
Residential	906	17,797	17,797	17	389
Card	16,114	9,194	9,032	3,864	2,235
UNBC	454	19,022	18,449	68	1,721

Total	18,638	¥330,538	¥306,298	4,089	¥14,291

A modification of terms of a loan under a TDR mainly involves: (i) a reduction in the stated interest rate applicable to the loan, (ii) an extension of the stated maturity date of the loan, (iii) a partial forgiveness of the principal of the loan, or (iv) a combination of all of these. Those loans are also considered impaired loans, and hence the allowance for credit losses is separately established for each loan. As a result, the amount of allowance for credit losses increases in many cases upon classification as a TDR loan. The amount of pre-modification outstanding recorded investment and post-modification outstanding recorded investment may differ due to write-offs made as part of the concession, and the impacts of write-offs associated with TDRs on the MUFG Group’s results of operations for the six months ended September 30, 2012 and 2013 were not material.

TDRs for the Commercial and Residential segments in the above table include accruing loans with concessions granted, and do not include nonaccrual loans with concessions granted. Once a loan is classified as a nonaccrual loan, a modification would have little likelihood of resulting in the recovery of the loan in view of the severity of the financial difficulty of the borrower. Therefore even if a nonaccrual loan is modified, the loan continues to be classified as a nonaccrual loan. Nonaccrual loans that were modified during the six months ended September 30, 2012 and 2013 amounted to approximately ¥361 billion and ¥369 billion, respectively.

TDRs that subsequently defaulted in the Commercial and Residential segments of the above table includes those accruing loans that became past due one month or more within the Commercial segment and six months or more within the Residential segment, and those accruing loans reclassified to nonaccrual loans due to financial difficulties even without delinquencies. This is because classification as nonaccrual loan is regarded as default under the MUFG Group’s credit policy. Also, the MUFG Group defines default as payment default for the purpose of the disclosure.

Regarding the Card and UNBC segments, the TDRs in the above table represent modified nonaccrual and accruing loans, and the defaulted loans in the above table represent nonaccruing and accruing loans that became past due one month or more within the Card segment and 60 days or more within the UNBC segment.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Historical payment defaults are one of the factors considered when projecting future cash flows in determining the allowance for credit losses for each segment.

Credit Quality Indicator

Credit quality indicators of loans by class at March 31, 2013 and September 30, 2013 are shown below:

At March 31, 2013:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total(1)
	(in millions)
Commercial
Domestic	¥48,099,471	¥4,476,760	¥911,868	¥53,488,099
Manufacturing	10,062,399	1,481,403	211,975	11,755,777
Construction	797,513	220,465	37,381	1,055,359
Real estate	9,570,082	898,619	185,678	10,654,379
Services	2,417,737	362,719	85,987	2,866,443
Wholesale and retail	7,297,267	747,938	249,253	8,294,458
Banks and other financial institutions	3,239,735	367,189	13,993	3,620,917
Communication and information services	1,183,208	98,722	31,941	1,313,871
Other industries	11,951,463	192,291	42,592	12,186,346
Consumer	1,580,067	107,414	53,068	1,740,549
Foreign-excluding UNBC	22,340,927	1,530,191	89,832	23,960,950
Loans acquired with deteriorated credit quality	30,972	52,007	18,334	101,313

Total	¥70,471,370	¥6,058,958	¥1,020,034	¥77,550,362

	Accrual	Nonaccrual	Total(1)
	(in millions)
Residential	¥15,067,823	¥133,410	¥15,201,233
Card	¥582,510	¥89,095	¥671,605

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings
	Accrual	Nonaccrual	Pass	Special Mention	Classified	Total(1)(2)
	(in millions)
UNBC	¥2,260,777	¥31,342	¥2,745,365	¥69,437	¥80,433	¥5,187,354

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

At September 30, 2013:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total(1)
	(in millions)
Commercial
Domestic	¥48,941,303	¥3,751,910	¥795,504	¥53,488,717
Manufacturing	9,940,387	1,360,380	156,108	11,456,875
Construction	784,570	180,229	32,695	997,494
Real estate	9,547,469	785,064	182,864	10,515,397
Services	2,433,527	344,038	68,387	2,845,952
Wholesale and retail	7,220,834	694,098	229,578	8,144,510
Banks and other financial institutions	3,193,731	20,833	7,200	3,221,764
Communication and information services	1,308,018	68,286	29,585	1,405,889
Other industries	12,935,025	198,455	38,961	13,172,441
Consumer	1,577,742	100,527	50,126	1,728,395
Foreign-excluding UNBC	24,954,262	1,311,482	81,795	26,347,539
Loans acquired with deteriorated credit quality	34,383	50,161	16,675	101,219

Total	¥73,929,948	¥5,113,553	¥893,974	¥79,937,475

	Accrual	Nonaccrual	Total(1)
	(in millions)
Residential	¥14,887,886	¥122,700	¥15,010,586
Card	¥548,982	¥79,596	¥628,578

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings
	Accrual	Nonaccrual	Pass	Special Mention	Classified	Total(1)(2)
	(in millions)
UNBC	¥2,665,972	¥36,084	¥3,558,804	¥112,886	¥99,576	¥6,473,322

Notes:	(1)	Total loans in the above table do not include loans held for sale.
	(2)	Total loans of UNBC do not include Federal Deposit Insurance Corporation (“FDIC”) covered loans and small business loans which are not individually rated totaling ¥66,892 million and ¥58,766 million at March 31, 2013 and September 30, 2013, respectively. The MUFG Group will be reimbursed for a substantial portion of any future losses on FDIC covered loans under the terms of the FDIC loss share agreements.

The MUFG Group classifies loans into risk categories based on relevant information about the ability of borrowers to service their debt, including, but not limited to, historical and current financial information, historical and current payment experience, credit documentation, public and non-public information about borrowers and current economic trends as deemed appropriate to each segment.

The primary credit quality indicator for loans within all classes of the Commercial segment is the internal credit rating assigned to each borrower based on the MUFG Group’s internal borrower ratings of 1 through 15, with the rating of 1 assigned to a borrower with the highest quality of credit. When assigning a credit rating to a borrower, the MUFG Group evaluates the borrower’s expected debt-service capability based on various information, including financial and operating information of the borrower as well as information on the industry in which the borrower operates, and the borrower’s business profile, management and compliance system. In evaluating a borrower’s debt-service capability, the MUFG Group also conducts an assessment of the level of

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

earnings and an analysis of the borrower’s net worth. Based on the internal borrower rating, loans within the Commercial segment are categorized as Normal (internal borrower ratings of 1 through 9), Close Watch (internal borrower ratings of 10 through 12), and Likely to become Bankrupt or Legally/Virtually Bankrupt (internal borrower ratings of 13 through 15).

Loans to borrowers categorized as Normal represent those that are not deemed to have collectibility issues.

Loans to borrowers categorized as Close Watch represent those that require close monitoring as the borrower has begun to exhibit elements of potential concern with respect to its business performance and financial condition, the borrower has begun to exhibit elements of serious concern with respect to its business performance and financial condition, including business problems requiring long-term solutions, or the borrower’s loans are restructured loans or loans contractually past due 90 days or more for special reasons.

Loans to borrowers categorized as Likely to become Bankrupt or Legally/Virtually Bankrupt represent those that have a higher probability of default than those categorized as Close Watch due to serious debt repayment problems with poor progress in achieving restructuring plans, the borrower being considered virtually bankrupt with no prospects for an improvement in business operations, or the borrower being legally bankrupt with no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation or filing for legal liquidation.

The accrual status is a primary credit quality indicator for loans within the Residential segment, the Card segment and consumer loans within the UNBC segment. The accrual status of these loans is determined based on the number of delinquent payments.

Commercial loans within the UNBC segment are categorized as either pass or criticized based on the internal credit rating assigned to each borrower. Criticized credits are those that are internally risk graded as special mention, substandard or doubtful. Special mention credits are potentially weak, as the borrower has begun to exhibit deteriorating trends, which, if not corrected, may jeopardize repayment of the loan and result in further downgrade. Classified credits are those that are internally risk graded as substandard or doubtful. Substandard credits have well-defined weaknesses, which, if not corrected, could jeopardize the full satisfaction of the debt. A credit classified as doubtful has critical weaknesses that make full collection improbable on the basis of currently existing facts and conditions.

For the Commercial, Residential and Card segments, credit quality indicators at March 31, 2013 and September 30, 2013 are based on information as of March 31, 2013 and September 30, 2013, respectively. For the UNBC segment, credit quality indicators at March 31, 2013 and September 30, 2013 are generally based on December 31, 2012 and June 30, 2013 information, respectively.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Past Due Analysis

Ages of past due loans by class at March 31, 2013 and September 30, 2013 are shown below:

At March 31, 2013:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)(2)	Recorded Investment> 90 Days and Accruing
	(in millions)
Commercial
Domestic	¥45,915	¥84,823	¥130,738	¥53,357,361	¥53,488,099	¥7,545
Manufacturing	6,963	15,307	22,270	11,733,507	11,755,777	24
Construction	2,118	1,881	3,999	1,051,360	1,055,359	37
Real estate	5,339	15,071	20,410	10,633,969	10,654,379	2,255
Services	12,215	7,537	19,752	2,846,691	2,866,443	80
Wholesale and retail	10,106	24,050	34,156	8,260,302	8,294,458	82
Banks and other financial institutions	—	72	72	3,620,845	3,620,917	2
Communication and information services	2,286	2,835	5,121	1,308,750	1,313,871	12
Other industries	1,592	6,809	8,401	12,177,945	12,186,346	11
Consumer	5,296	11,261	16,557	1,723,992	1,740,549	5,042
Foreign-excluding UNBC	19,806	17,686	37,492	23,923,458	23,960,950	206
Residential	91,148	55,132	146,280	15,037,723	15,184,003	32,918
Card	23,680	39,796	63,476	594,896	658,372	—
UNBC	30,736	17,922	48,658	5,102,991	5,151,649	69

Total	¥211,285	¥215,359	¥426,644	¥98,016,429	¥98,443,073	¥40,738

At September 30, 2013:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)(2)	Recorded Investment> 90 Days and Accruing
	(in millions)
Commercial
Domestic	¥26,284	¥67,295	¥93,579	¥53,395,138	¥53,488,717	¥7,047
Manufacturing	3,662	14,987	18,649	11,438,226	11,456,875	—
Construction	971	1,615	2,586	994,908	997,494	—
Real estate	4,824	11,266	16,090	10,499,307	10,515,397	2,341
Services	5,678	3,329	9,007	2,836,945	2,845,952	10
Wholesale and retail	3,250	22,706	25,956	8,118,554	8,144,510	62
Banks and other financial institutions	7	69	76	3,221,688	3,221,764	—
Communication and information services	1,805	2,579	4,384	1,401,505	1,405,889	—
Other industries	718	2,290	3,008	13,169,433	13,172,441	14
Consumer	5,369	8,454	13,823	1,714,572	1,728,395	4,620
Foreign-excluding UNBC	2,368	7,187	9,555	26,337,984	26,347,539	2,241
Residential	89,757	56,199	145,956	14,847,642	14,993,598	38,555
Card	22,743	35,337	58,080	557,435	615,515	—
UNBC	37,267	18,436	55,703	6,329,880	6,385,583	664

Total	¥178,419	¥184,454	¥362,873	¥101,468,079	¥101,830,952	¥48,507

Notes:	(1)	Total loans in the above table do not include loans held for sale and loans acquired with deteriorated credit quality.
	(2)	Total loans of UNBC do not include ¥2,039 million and ¥2,071 million of FDIC covered loans at March 31, 2013 and September 30, 2013, respectively, which are not subject to the guidance on loans and debt securities acquired with deteriorated credit quality.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Allowance for Credit Losses

Changes in the allowance for credit losses by portfolio segment for the six months ended September 30, 2012 and 2013 are shown below:

Six months ended September 30, 2012:	Commercial	Residential	Card	UNBC	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of period:	¥984,308	¥171,837	¥68,903	¥60,459	¥1,285,507
Provision (credit) for credit losses	70,963	(1,983)	7,307	3,725	80,012
Charge-offs	40,131	9,921	17,722	8,569	76,343
Recoveries	12,193	224	1,387	1,905	15,709

Net charge-offs	27,938	9,697	16,335	6,664	60,634
Others(1)	(3,809)	—	—	556	(3,253)

Balance at end of period	¥1,023,524	¥160,157	¥59,875	¥58,076	¥1,301,632

Six months ended September 30, 2013:	Commercial	Residential	Card	UNBC	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of period:	¥1,068,463	¥157,209	¥51,870	¥58,445	¥1,335,987
Provision (credit) for credit losses	(47,102)	(15,078)	4,193	(2,242)	(60,229)
Charge-offs	102,320	525	12,286	3,728	118,859
Recoveries	11,607	121	1,729	1,609	15,066

Net charge-offs	90,713	404	10,557	2,119	103,793
Others(1)	3,963	3	—	7,516	11,482

Balance at end of period	¥934,611	¥141,730	¥45,506	¥61,600	¥1,183,447

Note:	(1)	Others are principally comprised of gains or losses from foreign exchange translation.

Allowance for credit losses and recorded investment in loans by portfolio segment at March 31, 2013 and September 30, 2013 are shown below:

At March 31, 2013:	Commercial	Residential	Card	UNBC	Total
	(in millions)
Allowance for credit losses:
Individually evaluated for impairment	¥784,718	¥117,670	¥37,901	¥3,645	¥943,934
Collectively evaluated for impairment	248,798	37,360	13,809	54,705	354,672
Loans acquired with deteriorated credit quality	34,947	2,179	160	95	37,381

Total	¥1,068,463	¥157,209	¥51,870	¥58,445	¥1,335,987

Loans:
Individually evaluated for impairment	¥1,677,144	¥309,408	¥123,519	¥54,259	¥2,164,330
Collectively evaluated for impairment	75,771,905	14,874,595	534,853	5,099,429	96,280,782
Loans acquired with deteriorated credit quality	101,313	17,230	13,233	100,558	232,334

Total(1)	¥77,550,362	¥15,201,233	¥671,605	¥5,254,246	¥98,677,446

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

At September 30, 2013:	Commercial	Residential	Card	UNBC	Total
	(in millions)
Allowance for credit losses:
Individually evaluated for impairment	¥669,824	¥102,736	¥33,182	¥4,663	¥810,405
Collectively evaluated for impairment	221,837	36,291	12,233	56,838	327,199
Loans acquired with deteriorated credit quality	42,950	2,703	91	99	45,843

Total	¥934,611	¥141,730	¥45,506	¥61,600	¥1,183,447

Loans:
Individually evaluated for impairment	¥1,520,909	¥259,544	¥112,598	¥63,913	¥1,956,964
Collectively evaluated for impairment	78,315,347	14,734,054	502,917	6,323,741	99,876,059
Loans acquired with deteriorated credit quality	101,219	16,988	13,063	144,434	275,704

Total(1)	¥79,937,475	¥15,010,586	¥628,578	¥6,532,088	¥102,108,727

Note:	(1)	Total loans in the above table do not include loans held for sale and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.

The MUFG Group purchased ¥329 billion of loans within the UNBC segment during the six months ended September 30, 2013. See Note 2 for Union Bank’s acquisition of PB Capital Corporation’s institutional CRE lending division.

Government-led Loan Restructuring Program

In June 2012, the entire deposits balance of ¥204,956 million with the Special Fund of the Government-led Loan Restructuring Program, which were included in Other assets at March 31, 2012, were fully collected in accordance with the December 2011 Policy Board Meeting of the Deposit Insurance Corporation. See Note 4 to the consolidated financial statements for the fiscal year ended March 31, 2013 for further information about Government-led Loan Restructuring Program.

5.    GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

The table below presents the movement in the carrying amount of goodwill during the six months ended September 30, 2012 and 2013:

	Six months ended September 30,
	2012	2013
	(in millions)
Balance at beginning of period
Goodwill	¥2,094,839	¥2,158,512
Accumulated impairment losses	(1,740,556)	(1,740,556)

	354,283	417,956
Goodwill acquired during the six months(1)	—	42,351
Foreign currency translation adjustments and other	3,834	37,116

Balance at end of period
Goodwill	2,098,673	2,237,979
Accumulated impairment losses	(1,740,556)	(1,740,556)

	¥358,117	¥497,423

Note:	(1)	See Note 2 for the goodwill acquired in connection with acquisitions.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Other Intangible Assets

The table below presents the net carrying amount by major class of intangible assets at March 31, 2013 and September 30, 2013:

	March 31, 2013	September 30, 2013
	(in millions)
Intangible assets subject to amortization:
Software	¥534,514	¥560,820
Core deposit intangibles	182,524	167,613
Customer relationships	96,757	99,752
Trade names	38,132	38,199
Other	2,155	2,017

Total	854,082	868,401
Intangible assets not subject to amortization:
Indefinite-lived trade names	3,037	3,037
Other	9,034	9,492

Total	12,071	12,529

Total	¥866,153	¥880,930

The impairment losses on other intangible assets for the six months ended September 30, 2012 and 2013 were ¥235 million and ¥133 million, respectively, which are included in Impairment of intangible assets in the accompanying condensed consolidated statements of income. The intangible assets were valued based on discounted expected future cash flows.

6.    PLEDGED ASSETS

At September 30, 2013, assets mortgaged, pledged, or otherwise subject to lien were as follows:

September 30, 2013
(in millions)
Trading account securities	¥12,796,546
Investment securities	4,043,072
Loans	7,972,195
Other	73,780

Total	¥24,885,593

The above pledged assets were classified by type of liabilities to which they related as follows:

September 30, 2013
(in millions)
Deposits	¥591,469
Call money and funds purchased	535,246
Payables under repurchase agreements and securities lending transactions	13,920,298
Other short-term borrowings and long-term debt	9,493,934
Other	344,646

Total	¥24,885,593

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

In addition, at September 30, 2013, certain investment securities, principally Japanese national government and Japanese government agency bonds, loans and other assets aggregating to ¥21,985,614 million were pledged as collateral for acting as a collection agent of public funds, for settlement of exchange at the Bank of Japan and the Tokyo Bankers Association, for derivative transactions and for certain other purposes.

The MUFG Group engages in on-balance sheet securitizations. These securitizations of mortgage and apartment loans, which do not qualify for sales treatment, are accounted for as secured borrowings. The amount of loans in the table above represents the carrying amount of these transactions with the carrying amount of the associated liabilities included in other short-term borrowings and long-term debt.

At March 31, 2013 and September 30, 2013, the cash collateral paid for derivative transactions, which is included in Other assets, was ¥1,573,698 million and ¥1,056,992 million, respectively, and the cash collateral received for derivative transactions, which is included in Other liabilities, was ¥366,544 million and ¥345,058 million, respectively.

7.    SEVERANCE INDEMNITIES AND PENSION PLANS

The following table summarizes the components of net periodic benefit costs of pension benefits, severance indemnities plans (“SIPs”) and other benefits for the six months ended September 30, 2012 and 2013:

	Six months ended September 30,
	Domestic subsidiaries		Foreign offices and subsidiaries
	2012	2013	2012		2013
	Pension benefits and SIPs	Pension benefits and SIPs	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Service cost—benefits earned during the period	¥19,361	¥20,502	¥3,957	¥545	¥5,500	¥736
Interest costs on projected benefit obligation	13,550	11,332	5,359	559	6,552	636
Expected return on plan assets	(24,328)	(27,114)	(7,054)	(514)	(9,745)	(753)
Amortization of net actuarial loss	22,584	12,411	3,621	329	4,925	331
Amortization of prior service cost	(6,155)	(6,080)	14	(28)	22	(34)
Amortization of net obligation at transition	—	—	—	52	—	—
Loss (gain) on settlements and curtailment	2,472	(826)	85	14	—	—

Net periodic benefit cost	¥27,484	¥10,225	¥5,982	¥957	¥7,254	¥916

The MUFG Group has contributed to the plan assets for the six months ended September 30, 2013 and expects to contribute for the remainder of the fiscal year ending March 31, 2014 as follows, based upon its current funded status and expected asset return assumptions:

	Domestic subsidiaries	Foreign offices and subsidiaries
	Pension benefits and SIPs	Pension benefits	Other benefits
	(in billions)
For the six months ended September 30, 2013	¥21.1	¥40.0	¥0.4
For the remainder of the fiscal year ending March 31, 2014	¥21.9	¥2.4	¥0.4

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

8.    OFFSETTING OF DERIVATIVES, REPURCHASE AGREEMENTS, AND SECURITIES LENDING TRANSACTIONS

The following tables present, as of March 31, 2013 and September 30, 2013, the gross and net of the derivatives, resale and repurchase agreements, and securities borrowing and lending transactions, including the related gross amount subject to an enforceable master netting arrangement or similar agreement not offset in the condensed consolidated balance sheet. The MUFG Group primarily enters into International Swaps and Derivatives Association master netting agreements, master repurchase agreements and master securities lending agreements or similar agreements for derivative contracts, resale and repurchase agreements, and securities borrowing and lending transactions. These agreements provide the MUFG Group with the right, in the event of default by the counterparty, to offset receivables and payables with the same counterparty and to liquidate and setoff collateral against any net amount owed by the counterparty. Generally, as the MUFG Group has elected to present such amounts on a gross basis, the amounts subject to these agreements are included in “Gross amounts not offset in the condensed consolidated balance sheet” column in the tabular disclosure below. For certain transactions where a legal opinion with respect to the enforceability of netting has not been sought or obtained, the related amounts are not subject to enforceable master netting agreements and not included in “Gross amounts not offset in the condensed consolidated balance sheet” column in the tabular disclosure below.

				Gross amounts not offset in the condensed consolidated balance sheet
At March 31, 2013	Gross amounts of recognized assets/liabilities	Gross amounts offset in the condensed consolidated balance sheet	Net amounts presented in the condensed consolidated balance sheet	Financial instruments	Cash collateral received/pledged	Net amounts
	(in billions)
Financial assets:
Derivative assets	¥14,648	¥—	¥14,648	¥(12,341)	¥(283)	¥2,024
Receivables under resale agreements	6,960	(1,300)	5,660	(4,849)	—	811
Receivables under securities borrowing transactions	2,615	—	2,615	(1,815)	—	800

Total	¥24,223	¥(1,300)	¥22,923	¥(19,005)	¥(283)	¥3,635

Financial liabilities:
Derivative liabilities	¥14,867	¥—	¥14,867	¥(12,134)	¥(1,207)	¥1,526
Payables under repurchase agreements(1)	17,188	(1,300)	15,888	(15,804)	—	84
Payables under securities lending transactions	3,993	—	3,993	(1,695)	—	2,298
Obligations to return securities received as collateral	3,035	—	3,035	(374)	—	2,661

Total	¥39,083	¥(1,300)	¥37,783	¥(30,007)	¥(1,207)	¥6,569

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

				Gross amounts not offset in the condensed consolidated balance sheet
At September 30, 2013	Gross amounts of recognized assets/liabilities	Gross amounts offset in the condensed consolidated balance sheet	Net amounts presented in the condensed consolidated balance sheet	Financial instruments	Cash collateral received/pledged	Net amounts
	(in billions)
Financial assets:
Derivative assets	¥12,029	¥—	¥12,029	¥(9,661)	¥(277)	¥2,091
Receivables under resale agreements	8,249	(1,811)	6,438	(5,898)	—	540
Receivables under securities borrowing transactions	2,671	—	2,671	(1,858)	—	813

Total	¥22,949	¥(1,811)	¥21,138	¥(17,417)	¥(277)	¥3,444

Financial liabilities:
Derivative liabilities	¥11,842	¥—	¥11,842	¥(9,526)	¥(924)	¥1,392
Payables under repurchase agreements(1)	22,452	(1,811)	20,641	(20,530)	—	111
Payables under securities lending transactions	3,147	—	3,147	(2,273)	—	874
Obligations to return securities received as collateral	2,682	—	2,682	(360)	—	2,322

Total	¥40,123	¥(1,811)	¥38,312	¥(32,689)	¥(924)	¥4,699

Note:	(1)	Payables under repurchase agreements in the above table includes those under long-term repurchase agreements of ¥188,100 million and ¥293,250 million at March 31, 2013 and September 30, 2013, respectively, which are included in Long-term debt in the accompanying condensed consolidated balance sheets.

9.    PREFERRED STOCK

The number of shares of preferred stock authorized and outstanding, and aggregate amount by liquidation preference at March 31, 2013 and September 30, 2013 were as follows:

	March 31, 2013			September 30, 2013
	Number of shares– authorized	Number of shares– outstanding	Aggregate amount by liquidation preference	Number of shares– authorized	Number of shares– outstanding	Aggregate amount by liquidation preference
	(in millions, except number of shares)
Preferred stock
Class 3	120,000,000	—	¥—	—	—	¥—
Class 5	400,000,000	156,000,000	390,000	400,000,000	156,000,000	390,000
Class 6	200,000,000	—	—	200,000,000	—	—
Class 7	200,000,000	—	—	200,000,000	—	—
Class 11	1,000	1,000	1	1,000	1,000	1

			¥390,001			¥390,001

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Preferred stock included in Capital stock on the accompanying condensed consolidated balance sheets at March 31, 2013 and September 30, 2013 was ¥442,100 million, which consisted of ¥122,100 million of Class 1, ¥125,000 million of Class 3 and ¥195,000 million of Class 5 Preferred stock.

On June 27, 2013, amendments to the Articles of Incorporation were made with respect to Class 3 Preferred Stock. As a result, the aggregate number of shares authorized to be issued by MUFG was reduced to nil and the authority to issue Class 3 Preferred Shares was removed.

See Note 15 to the consolidated financial statements for the fiscal year ended March 31, 2013 for further information about preferred stock.

10.    ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table presents the changes in Accumulated OCI, net of tax and net of noncontrolling interests, for the six months ended September 30, 2012 and 2013:

	Six months ended September 30,
	2012	2013
	(in millions)
Accumulated other comprehensive income (loss), net of taxes:
Net unrealized gains on investment securities:
Balance at beginning of period	¥482,434	¥1,106,316
Net change during the period	(173,297)	140,483

Balance at end of period	¥309,137	¥1,246,799

Net unrealized gains (losses) on derivatives qualifying for cash flow hedges:
Balance at beginning of period	¥(1,253)	¥2,170
Net change during the period	1,669	(12)

Balance at end of period	¥416	¥2,158

Defined benefit plans:
Balance at beginning of period	¥(401,923)	¥(322,537)
Net change during the period	(1,005)	17,716

Balance at end of period	¥(402,928)	¥(304,821)

Foreign currency translation adjustments:
Balance at beginning of period	¥(675,658)	¥(211,602)
Net change during the period	(25,554)	278,812

Balance at end of period	¥(701,212)	¥67,210

Balance at end of period	¥(794,587)	¥1,011,346

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following table presents the before tax and net of tax changes in each component of Accumulated OCI for the six months ended September 30, 2012 and 2013:

	Six months ended September 30,
	2012			2013
	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax
	(in millions)
Net unrealized gains (losses) on investment securities:
Net unrealized gains (losses) on investment securities	¥(240,798)	¥91,449	¥(149,349)	¥352,629	¥(137,570)	¥215,059
Reclassification adjustment for gains included in net income before attribution of noncontrolling interests	(32,367)	10,500	(21,867)	(131,056)	49,545	(81,511)

Net change	(273,165)	101,949	(171,216)	221,573	(88,025)	133,548
Net unrealized gains (losses) on investment securities attributable to noncontrolling interests			2,081			(6,935)

Net unrealized gains (losses) on investment securities attributable to Mitsubishi UFJ Financial Group			(173,297)			140,483

Net unrealized gains (losses) on derivatives qualifying for cash flow hedges:
Net unrealized gains on derivatives qualifying for cash flow hedges	3,082	(1,184)	1,898	1,294	(502)	792
Reclassification adjustment for gains included in net income before attribution of noncontrolling interests	(377)	148	(229)	(1,324)	520	(804)

Net change	2,705	(1,036)	1,669	(30)	18	(12)
Net unrealized gains on derivatives qualifying for cash flow hedges attributable to noncontrolling interests			—			—

Net unrealized gains (losses) on derivatives qualifying for cash flow hedges attributable to Mitsubishi UFJ Financial Group			1,669			(12)

Defined benefit plans:
Defined benefit plans	(26,524)	9,747	(16,777)	16,090	(4,964)	11,126
Reclassification adjustment for losses included in net income before attribution of noncontrolling interests	22,941	(7,200)	15,741	10,764	(4,213)	6,551

Net change	(3,583)	2,547	(1,036)	26,854	(9,177)	17,677
Defined benefit plans attributable to noncontrolling interests			(31)			(39)

Defined benefit plans attributable to Mitsubishi UFJ Financial Group			(1,005)			17,716

Foreign currency translation adjustments:
Foreign currency translation adjustments	(61,667)	8,589	(53,078)	296,051	(11,842)	284,209
Reclassification adjustment for losses included in net income before attribution of noncontrolling interests	44,951	(17,548)	27,403	968	(922)	46

Net change	(16,716)	(8,959)	(25,675)	297,019	(12,764)	284,255
Foreign currency translation adjustments attributable to noncontrolling interests			(121)			5,443

Foreign currency translation adjustments attributable to Mitsubishi UFJ Financial Group			(25,554)			278,812

Other comprehensive income (loss) attributable to Mitsubishi UFJ Financial Group			¥(198,187)			¥436,999

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following table presents the effect of the reclassification of significant items out of Accumulated OCI on the respective line items of the accompanying condensed consolidated statements of income for the six months ended September 30, 2013:

Details of Accumulated OCI components	Amount reclassified out of Accumulated OCI		Line items in the condensed consolidated statements of income
	(in millions)
Net unrealized losses (gains) on investment securities
Net gains on sales and redemptions of securities available-for-sale	¥(129,860)		Investment securities gains—net
Other	(1,196)

	(131,056)		Total before tax
	49,545		Income tax expense

	¥(81,511)		Net of tax

Net unrealized losses (gains) on derivatives qualifying for cash flow hedges
Interest rate contracts	¥(1,387)		Interest income on Loans, including fees
Other	63

	(1,324)		Total before tax
	520		Income tax expense

	¥(804)		Net of tax

Defined benefit plans
Net actuarial loss	¥17,667	(1)
Prior service cost	(6,092	)(1)
Loss (gain) on settlements and curtailment, and other	(811	)(1)

	10,764		Total before tax
	(4,213)		Income tax expense

	¥6,551		Net of tax

Foreign currency translation adjustments	¥968		Other non-interest expenses

	968		Total before tax
	(922)		Income tax expense

	¥46		Net of tax

Total reclassifications for the period	¥(120,648)		Total before tax
	44,930		Income tax expense

	¥(75,718)		Net of tax

Note:	(1)	These Accumulated OCI components are included in the computation of net periodic benefit cost. See Note 7 for more information.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

11.     NONCONTROLLING INTERESTS

Changes in MUFG’s Ownership Interests in Subsidiaries

The following table presents the effect on the MUFG’s shareholders’ equity from changes in ownership of subsidiaries resulting from transactions with the noncontrolling interest shareholders during the six months ended September 30, 2012 and 2013:

	Six months ended September 30,
	2012	2013
	(in millions)
Net income attributable to Mitsubishi UFJ Financial Group	¥596,012	¥383,314
Transactions between Mitsubishi UFJ Financial Group and the noncontrolling interest shareholders	(307)	—

Net transfers to the noncontrolling interest shareholders	(307)	—

Change from net income attributable to Mitsubishi UFJ Financial Group and transactions between Mitsubishi UFJ Financial Group and noncontrolling interest shareholders	¥595,705	¥383,314

12.     EARNINGS PER COMMON SHARE APPLICABLE TO COMMON SHAREHOLDERS OF MUFG

Reconciliations of net income and weighted average number of common shares outstanding used for the computation of basic earnings per common share (“EPS”) to the adjusted amounts for the computation of diluted EPS for the six months ended September 30, 2012 and 2013 are as follows:

	Six months ended September 30,
	2012	2013
	(in millions)
Income (Numerator):
Net income attributable to Mitsubishi UFJ Financial Group	¥596,012	¥383,314
Income allocable to preferred shareholders:
Cash dividends paid	(8,970)	(8,970)
Changes in a foreign affiliated company’s interests in its subsidiary	—	(3,301)

Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	587,042	371,043

Effect of dilutive instruments:
Stock options and restricted stock units—Morgan Stanley	—	(940)

Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group and assumed conversions	¥587,042	¥370,103

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Six months ended September 30,
	2012	2013
	(thousands of shares)
Shares (Denominator):
Weighted average common shares outstanding	14,146,513	14,157,332
Effect of dilutive instruments:
Convertible preferred stock	1	1
Stock options	18,499	21,553

Weighted average common shares for diluted EPS computation	14,165,013	14,178,886

	Six months ended September 30,
	2012	2013
	(in yen)
Earnings per common share applicable to common shareholders of Mitsubishi UFJ Financial Group:
Basic earnings per common share:
Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥41.50	¥26.21

Diluted earnings per common share:
Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥41.44	¥26.10

For the six months ended September 30, 2012, stock options and restricted stock units issued by Morgan Stanley to purchase 44 million shares and convert into 87 million shares, respectively, could potentially dilute earnings per common share but were not included in the computation of diluted earnings per common share as they were antidilutive.

In addition, for the six months ended September 30, 2012, convertible preferred stocks issued by Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd., which were convertible to 172,110 shares, could potentially dilute earnings per common share but were not included in the computation of diluted earnings per common share as they were antidilutive.

In computing the number of the potentially dilutive common shares for the six months ended September 30, 2012 and 2013, Class 11 Preferred Stock has been based on the conversion price of ¥865.9 at September 30, 2012 and 2013.

13.    DERIVATIVE FINANCIAL INSTRUMENTS

The MUFG Group uses various derivative financial instruments both for trading purposes and for purposes other than trading (primarily risk management purposes) in the normal course of business to meet the financial needs of its customers, as a source of revenue and to manage its exposures to a variety of risks. Market risk is the possibility that future changes in market indices make the financial instruments less valuable. The MUFG Group is a party to derivative financial instruments, including swaps, forwards, options and other types of derivatives, dealing primarily with market risk associated with interest rates, foreign currencies, equity and commodity prices, and credit risk associated with counterparty’s nonperformance of transactions.

Credit risk is the possibility that a loss may result from a counterparty’s failure to perform according to the terms and conditions of the contract, which may exceed the value of underlying collateral. To reduce credit risk,

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

the MUFG Group may require collateral or guarantees based on a case-by-case assessment of creditworthiness of each customer and evaluation of the instrument. The MUFG Group also uses master netting agreements in order to mitigate overall counterparty credit risk.

Trading Activities

The MUFG Group’s trading activities include dealing and customer accommodation activities. As part of its trading activities, the MUFG Group offers a variety of derivative financial instruments for managing interest rate and foreign exchange risk to its domestic and foreign corporate and financial institution customers. The MUFG Group also enters into other types of derivative transactions, including equity and credit-related contracts, for its own account.

Risk Management Activities

As part of the MUFG Group’s risk management activities, asset and liability management is viewed as one of the methods for the MUFG Group to manage its interest rate exposures on interest-bearing assets and liabilities. The MUFG Group uses certain derivative financial instruments in order to minimize significant unplanned fluctuations in earnings that are caused by interest rate volatility. For example, an increase or a decrease of interest income and interest expense on hedged variable rate assets and liabilities as a result of interest rate fluctuations are expected to substantially offset the variability in earnings by gains and losses on the derivative instruments that are linked to these hedged assets and liabilities.

The MUFG Group enters into interest rate swaps and other contracts primarily to manage the interest rate risk of its loans, investment securities and deposit liabilities. Interest rate contracts, which are generally non-leveraged generic interest rate and basis swaps, options and futures, allow the MUFG Group to effectively manage its interest rate risk position. Option contracts primarily consist of caps, floors, swaptions and options on index futures. Futures contracts used for asset and liability management activities are primarily index futures providing for cash payments based upon the movement of an underlying rate index.

The MUFG Group enters into forward exchange contracts, currency swaps and other contracts in response to currency exposures resulting from on-balance sheet assets and liabilities denominated in foreign currencies in order to limit the net foreign exchange position by currency to an appropriate level.

Derivatives Designated as Hedges

The MUFG Group adopts hedging strategies and applies hedge accounting to certain derivative transactions entered by UNBC whose fiscal period ends on December 31.

Cash Flow Hedges

UNBC used interest rate swaps with a notional amount of ¥197.2 billion at June 30, 2013 to hedge the risk of changes in cash flows attributable to changes in the designated benchmark interest rate on the London Interbank Offered Rate (“LIBOR”) indexed loans. To the extent effective, payments received (or paid) under the swap contract offset fluctuations in interest income on loans caused by changes in the relevant LIBOR index. At June 30, 2013, the weighted average remaining life of the currently active cash flow hedges was approximately 3.65 years.

For cash flow hedges, the effective portion of the gain or loss on the hedging instruments is reported as a component of OCI and reclassified into earnings in the same period or periods during which the hedged cash flows are recognized in net interest income. Gains and losses representing hedge ineffectiveness are recognized in earnings in the period in which they arise. At June 30, 2013, UNBC expects to reclassify approximately

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

¥3.2 billion of income from OCI to net interest income during the twelve months ending June 30, 2014. This amount could differ from amounts actually realized due to changes in interest rates and the addition of other hedges subsequent to June 30, 2013.

Notional Amounts of Derivative Contracts

The following table summarizes the notional amounts of derivative contracts at March 31, 2013 and September 30, 2013:

	Notional amounts(1)
	March 31, 2013	September 30, 2013
	(in trillions)
Interest rate contracts	¥956.6	¥1,161.5
Foreign exchange contracts	155.2	159.1
Equity contracts	3.0	3.4
Commodity contracts	2.2	2.5
Credit derivatives	6.6	6.8
Others	1.9	2.5

Total	¥1,125.5	¥1,335.8

Note:	(1)	Includes both written and purchased position.

Impact of Derivatives on the Condensed Consolidated Balance Sheets

The following table summarizes fair value information on derivative instruments that are recorded on the MUFG Group’s condensed consolidated balance sheets at March 31, 2013 and September 30, 2013:

	Fair value of derivative instruments
	March 31, 2013(1)(5)			September 30, 2013(1)(5)
	Not designated as hedges(2)	Designated as hedges(3)	Total derivatives(4)	Not designated as hedges(2)	Designated as hedges(3)	Total derivatives(4)
	(in billions)
Derivative assets:
Interest rate contracts	¥11,214	¥2	¥11,216	¥8,894	¥—	¥8,894
Foreign exchange contracts	3,193	—	3,193	2,836	—	2,836
Equity contracts	104	—	104	156	—	156
Commodity contracts	73	—	73	84	—	84
Credit derivatives	62	—	62	58	—	58
Others	—	—	—	1	—	1

Total derivative assets	¥14,646	¥2	¥14,648	¥12,029	¥—	¥12,029

Derivative liabilities:
Interest rate contracts	¥11,205	¥—	¥11,205	¥8,866	¥1	¥8,867
Foreign exchange contracts	3,429	—	3,429	2,703	—	2,703
Equity contracts	131	—	131	161	—	161
Commodity contracts	64	—	64	78	—	78
Credit derivatives	62	—	62	60	—	60
Others(6)	(24)	—	(24)	(27)	—	(27)

Total derivative liabilities	¥14,867	¥—	¥14,867	¥11,841	¥1	¥11,842

Notes:	(1)

The fair value of derivative instruments is presented on a gross basis even when derivative instruments are subject to master netting agreements. Cash collateral payable and receivable associated with derivative instruments are not added to or netted against the fair value amounts.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

(2)	The derivative instruments which are not designated as a hedging instrument are held for trading and risk management purposes, and are presented in Trading account assets/liabilities except for (6).
(3)	The MUFG Group adopts hedging strategies and applies hedge accounting to certain derivative transactions entered into by UNBC. The derivative instruments which are designated as hedging instruments are presented in Other assets or Other liabilities on the accompanying condensed consolidated balance sheets.
(4)	This table does not include contracts with embedded derivatives for which the fair value option has been elected.
(5)	For more information about fair value measurement and assumptions used to measure the fair value of derivatives, see Note 18.
(6)	Others include mainly bifurcated embedded derivatives carried at fair value, which are presented in Deposits and Long-term debt.

Impact of Derivatives and Hedged Items on the Condensed Consolidated Statements of Income and Accumulated OCI

The following tables provide more detailed information regarding the derivative-related impact on the accompanying condensed consolidated statements of income by accounting designation for the six months ended September 30, 2012 and 2013:

Gains and losses for trading and risk management derivatives (not designated as hedging instruments)

	Trading and risk management derivatives gains and losses (Not designated as hedging instruments)
	Foreign exchange gains (losses)—net	Trading account profits (losses)—net	Total
	(in billions)
Six months ended September 30, 2012:
Interest rate contracts	¥—	¥30	¥30
Foreign exchange contracts	99	—	99
Equity contracts	—	67	67
Commodity contracts	—	4	4
Credit derivatives	—	(10)	(10)
Others	—	3	3

Total	¥99	¥94	¥193

Six months ended September 30, 2013:
Interest rate contracts	¥—	¥34	¥34
Foreign exchange contracts	(3)	—	(3)
Equity contracts	—	(94)	(94)
Commodity contracts	—	(4)	(4)
Others	(2)	2	—

Total	¥(5)	¥(62)	¥(67)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Gains and losses for derivatives designated as cash flow hedges

	Six months ended September 30,
	2012	2013
	(in billions)
Gains recognized in Accumulated OCI on derivative instruments (Effective portion)
Interest rate contracts	¥3	¥1

Total	¥3	¥1

Gains reclassified from Accumulated OCI into income (Effective portion)
Interest rate contracts(1)	¥—	¥1

Total	¥—	¥1

Note:	(1)	Included in Interest income.

Embedded Derivatives

Features embedded in other non-derivative hybrid contracts are separated from the host contracts and measured at fair value when they are not clearly and closely related to the host contracts and meet the definition of a derivative. The change in the fair value of such an embedded derivative is recognized currently in earnings, unless it qualifies as a hedge. The fair value of the embedded derivative is presented in the accompanying condensed consolidated balance sheets with the host contract. The MUFG Group accounts for credit-linked notes as host contracts with embedded derivatives and measures the entire contract at fair value.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Credit Derivatives

The MUFG Group enters into credit derivatives to manage credit risk exposures, to facilitate client transactions, and for proprietary trading purposes, under which they provide counterparty protection against the risk of default on a set of debt obligations issued by a specified reference entity or entities. Types of such credit derivatives primarily include single name credit default swaps, index and basket credit default swaps and credit-linked notes. The MUFG Group will have to perform under a credit derivative if a credit event as defined under the contract occurs. Such credit events include bankruptcy, dissolution or insolvency of the referenced entity, default and restructuring of the obligations of the referenced entity. The MUFG Group’s counterparties are banks, broker-dealers, insurance and other financial institutions. The contractual or notional amounts of these credit derivatives represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions or from collateral held or pledged. The table below summarizes certain information regarding protection sold through credit default swaps and credit-linked notes as of March 31, 2013 and September 30, 2013:

	Protection sold
	Maximum potential/Notional amount by expiration period				Fair value
At March 31, 2013:	1 year or less	1-5 years	Over 5 years	Total	(Asset)/ Liability(1)
	(in millions)
Single name credit default swaps:
Investment grade(2)	¥488,834	¥1,775,720	¥102,613	¥2,367,167	¥(8,863)
Non-investment grade	75,959	164,215	13,793	253,967	9,275
Not rated	10,807	4,024	—	14,831	(73)

Total	575,600	1,943,959	116,406	2,635,965	339

Index and basket credit default swaps held by BTMU:
Investment grade(2)	34,479	47,599	116,173	198,251	600
Non-investment grade	—	940	—	940	—
Not rated	—	—	—	—	—

Total	34,479	48,539	116,173	199,191	600
Index and basket credit default swaps held by MUSHD:
Investment grade(2)	7,680	367,814	9,000	384,494	(4,131)
Non-investment grade	7,203	2,284	—	9,487	(153)
Not rated	—	24,708	—	24,708	215

Total	14,883	394,806	9,000	418,689	(4,069)

Total index and basket credit default swaps sold	49,362	443,345	125,173	617,880	(3,469)

Total credit default swaps sold	¥624,962	¥2,387,304	¥241,579	¥3,253,845	¥(3,130)

Credit-linked notes(3)	¥7,500	¥1,505	¥4,517	¥13,522	¥(12,741)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Protection sold
	Maximum potential/Notional amount by expiration period				Fair value
At September 30, 2013:	1 year or less	1-5 years	Over 5 years	Total	(Asset)/ Liability(1)
	(in millions)
Single name credit default swaps:
Investment grade(2)	¥350,266	¥1,974,271	¥87,531	¥2,412,068	¥(21,948)
Non-investment grade	31,742	137,382	2,500	171,624	4,488
Not rated	4,161	8,554	—	12,715	(174)

Total	386,169	2,120,207	90,031	2,596,407	(17,634)

Index and basket credit default swaps held by BTMU:
Investment grade(2)	14,545	59,558	65,876	139,979	(303)

Total	14,545	59,558	65,876	139,979	(303)
Index and basket credit default swaps held by MUSHD:
Investment grade(2)	50,819	356,718	9,000	416,537	(5,262)
Non-investment grade	7,197	—	—	7,197	(25)
Not rated	6,430	54,084	—	60,514	440

Total	64,446	410,802	9,000	484,248	(4,847)

Total index and basket credit default swaps sold	78,991	470,360	74,876	624,227	(5,150)

Total credit default swaps sold	¥465,160	¥2,590,567	¥164,907	¥3,220,634	¥(22,784)

Credit-linked notes(3)	¥2,500	¥1,564	¥4,545	¥8,609	¥(8,468)

Notes:	(1)	Fair value amounts are shown on a gross basis prior to cash collateral or counterparty netting.
	(2)	The MUFG Group considers ratings of Baa3/BBB- or higher to meet the definition of investment grade.
	(3)	Fair value amounts shown represent the fair value of the hybrid instruments.

Single name credit default swaps—A credit default swap protects the buyer against the loss of principal on a bond or loan in case of a default by the issuer. The protection buyer pays a periodic premium over the life of the contracts and is protected for the period. As the seller of protection, the MUFG Group in turn will have to perform under a credit default swap if a credit event as defined under the contracts occurs. In order to provide an indication of the current payment/performance risk of the credit default swaps, the external credit ratings, primarily Moody’s and Standard & Poor’s (“S&P”) credit ratings, of the underlying reference entity of the credit default swaps are disclosed.

Index and basket credit default swaps—Index and basket credit default swaps are credit default swaps that reference multiple names through underlying baskets or portfolios of single name credit default swaps. Typically, in the event of a default on one of the underlying names, the MUFG Group, as the seller of protection, will have to pay a pro rata portion of the total notional amount of the credit default index or basket contract. In order to provide an indication of the current payment/performance risk of these credit default swaps, BTMU and MUSHD rating scale based upon the entity’s internal ratings, which generally correspond to ratings defined by primarily Moody’s and S&P, of the underlying reference entities comprising the basket or index were calculated and disclosed.

Credit-linked notes (“CLNs”)—The MUFG Group has invested in CLNs, which are hybrid instruments containing embedded derivatives, in which credit protection has been sold to the issuers of the notes. If there is a credit event of a reference entity underlying the CLN, the principal balance of the note may not be repaid in full to the MUFG Group. As part of its financing activities, MUSHD and other securities subsidiaries in Japan and overseas issue CLNs.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The MUFG Group may economically hedge its exposure to credit derivatives by entering into offsetting derivative contracts. The carrying value and notional amounts of credit protection sold in which the MUFG Group held purchased protection with identical underlying referenced entities were approximately ¥3 billion and ¥2,779 billion, respectively, at March 31, 2013, and approximately ¥22 billion and ¥2,866 billion, respectively, at September 30, 2013.

Collateral is held by the MUFG Group in relation to these instruments. Collateral requirements are determined at the counterparty level and cover numerous transactions and products as opposed to individual contracts.

Credit Risk, Liquidity Risk and Credit-risk-related Contingent Features

Certain of the MUFG Group’s derivative instruments contain provisions that require the MUFG Group’s debt to maintain an investment grade credit rating from each of the major credit rating agencies. If the MUFG Group’s debt were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request payments on early termination or demand immediate and ongoing full overnight collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a liability position at March 31, 2013 and September 30, 2013 was approximately ¥3.6 trillion and ¥2.7 trillion, respectively, for which the MUFG Group has posted collateral of approximately ¥579 billion and ¥269 billion, respectively, in the normal course of business. The amount of additional collateral and early termination amount which could be requested if the MUFG Group’s debt falls below investment grade was ¥116 billion and ¥23 billion, respectively, as of March 31, 2013 and ¥143 billion and ¥37 billion, respectively, as of September 30, 2013.

14.    OBLIGATIONS UNDER GUARANTEES AND OTHER OFF-BALANCE SHEET INSTRUMENTS

Obligations under Guarantees

The MUFG Group provides customers with a variety of guarantees and similar arrangements as described in Note 22 to the consolidated financial statements for the fiscal year ended March 31, 2013. The table below presents the contractual or notional amounts of such guarantees at March 31, 2013 and September 30, 2013:

	March 31, 2013	September 30, 2013
	(in billions)
Standby letters of credit and financial guarantees	¥3,849	¥3,470
Performance guarantees	2,214	2,457
Derivative instruments(1)(2)	144,471	262,677
Liabilities of trust accounts	4,839	6,166

Total	¥155,373	¥274,770

Notes:	(1)	Credit derivatives sold by the MUFG Group are excluded from this presentation.
	(2)	Derivative instruments that are deemed to be included within the definition of guarantees as prescribed in the guidance on guarantees include certain written options and credit default swaps.

Performance Risk

The MUFG Group monitors performance risk of its guarantees using the same credit rating system utilized for estimating probabilities of default with its loan portfolio. The MUFG Group’s credit rating system is

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

consistent with both the method of evaluating credit risk under Basel III and those of third-party credit rating agencies. On certain underlying referenced credits or entities, ratings are not available. Such referenced credits are included in the “Not rated” category in the following tables.

Presented in the tables below is the maximum potential amount of future payments classified based upon internal credit ratings as of March 31, 2013 and September 30, 2013. The determination of the maximum potential future payments is based on the notional amount of the guarantees without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts bear no relationship to the anticipated losses, if any, on these guarantees.

At March 31, 2013:	Maximum potential/ Contractual or Notional amount	Amount by borrower grade
		Normal	Close Watch(1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt(2)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥3,849	¥3,540	¥182	¥11	¥116
Performance guarantees	2,214	2,152	43	2	17

Total	¥6,063	¥5,692	¥225	¥13	¥133

At September 30, 2013:	Maximum potential/ Contractual or Notional amount	Amount by borrower grade
		Normal	Close Watch(1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt(2)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥3,470	¥3,178	¥176	¥9	¥107
Performance guarantees	2,457	2,392	45	2	18

Total	¥5,927	¥5,570	¥221	¥11	¥125

Notes:	(1)	Borrowers classified as Close Watch represent those that require close monitoring as the borrower has begun to exhibit elements of potential concern with respect to its business performance and financial condition, the borrower has begun to exhibit elements of serious concern with respect to its business performance and financial condition, including business problems requiring long-term solutions, or the borrower’s loans are restructured loans or loans contractually past due 90 days or more for special reasons.
	(2)	Borrowers classified as Likely to become Bankrupt or Legally/Virtually Bankrupt represent those that have a higher probability of default than those categorized as Close Watch due to serious debt repayment problems with poor progress in achieving restructuring plans, the borrower being considered virtually bankrupt with no prospects for an improvement in business operations, or the borrower being legally bankrupt with no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation or filing for legal liquidation.

The guarantees the MUFG Group does not classify based upon internal credit ratings are described in Note 22 to the consolidated financial statements for the fiscal year ended March 31, 2013.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Other Off-balance Sheet Instruments

In addition to obligations under guarantees and similar arrangements set forth above, the MUFG Group issues other off-balance sheet instruments to meet the financial needs of its customers and for other purposes as described in Note 22 to the consolidated financial statements for the fiscal year ended March 31, 2013. The table below presents the contractual amounts with regard to such instruments at March 31, 2013 and September 30, 2013:

	March 31, 2013	September 30, 2013
	(in billions)
Commitments to extend credit	¥66,702	¥68,464
Commercial letters of credit	706	825
Commitments to make investments	94	59
Other	—	23

15.    CONTINGENT LIABILITIES

Repayment of Excess Interest

The Japanese government implemented regulatory reforms affecting the consumer lending industry. In December 2006, the Diet passed legislation to reduce the maximum permissible interest rate under the Investment Deposit and Interest Rate Law from 29.2% per annum to 20% per annum. The reduction in interest rates was implemented in June 2010. The regulatory reforms also included amendments to the Law Concerning Lending Business which, effective June 18, 2010, abolished the so-called “gray-zone interest.” Gray-zone interest refers to interest rates exceeding the limits stipulated by the Interest Rate Restriction Law (between 15% per annum to 20% per annum depending on the amount of principal). Under the regulatory reforms, all interest rates for loans originated after this reform are subject to the lower limits imposed by the Interest Rate Restriction Law. Furthermore, the new regulations require stringent review procedures for consumer finance companies before lending, and with the exception of certain provisions, one of those new regulations introduces a limit on aggregate credit extensions to one-third of the borrower’s annual income.

Formerly, consumer finance companies were able to charge interest rates exceeding the limits stipulated by the Interest Rate Restriction Law so long as the payment was made voluntarily by the borrowers, and the lender complied with various notice and other requirements. Accordingly, MUFG’s consumer finance subsidiaries and equity method investees offered loans at interest rates above the Interest Rate Restriction Law. Upon the implementation of the regulatory reforms in June 2010, they lowered the interest rates for loans originated after this reform to below the Interest Rate Restriction Law.

In 2006, the Supreme Court of Japan passed decisions in a manner more favorable to borrowers requiring reimbursement of previously paid interest exceeding the limits stipulated by the Interest Rate Restriction Law in certain circumstances. Borrowers’ claims for reimbursement of excess interest arose after such decisions and other regulatory changes. The MUFG Group maintains an allowance for repayment of excess interest based on an analysis of past experience of reimbursement of excess interest, borrowers’ profile, recent trend of borrowers’ claims for reimbursement, and management future forecasts. Management believes that the provision for repayment of excess interest is adequate and the allowance is at the appropriate amount to absorb probable losses, so that the impact of future claims for reimbursement of excess interest will not have a material adverse effect on the MUFG Group’s financial position and results of operations. The allowance for repayment of excess interest established by MUFG’s consumer finance subsidiaries, which was included in Other liabilities, was ¥77,640 million and ¥68,197 million as of March 31, 2013 and September 30, 2013, respectively. The expenses recognized relating to the allowance for the six months ended September 30, 2012 and 2013 were not material.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Litigation

The MUFG Group is subject to various litigation matters. Based upon the current knowledge and the results of consultation with counsel, liabilities for losses from litigation matters are recorded when they are determined to be both probable in their occurrences and can be reasonably estimated. Management believes that the eventual outcome of such litigation matters will not have a material adverse effect on the MUFG Group’s financial position, results of operations or cash flows.

16.    VARIABLE INTEREST ENTITIES

In the normal course of business, the MUFG Group has financial interests and other contractual obligations in various entities which may be deemed to be VIEs such as asset-backed conduits, various investment funds, special purpose entities created for structured financing, repackaged instruments, entities created for the securitization of the MUFG Group’s assets, and trust arrangements.

See Note 23 to the consolidated financial statements for the fiscal year ended March 31, 2013 for further information about the MUFG Group’s involvements with VIEs.

The following tables present the assets and liabilities of consolidated VIEs recorded on the accompanying condensed consolidated balance sheets at March 31, 2013 and September 30, 2013:

Consolidated VIEs	Consolidated assets
At March 31, 2013:	Total	Cash and due from banks	Interest-earning deposits in other banks	Trading account assets	Investment securities	Loans	All other assets
	(in millions)
Asset-backed conduits	¥5,641,295	¥25,520	¥72,968	¥966	¥601,444	¥4,927,509	¥12,888
Investment funds	2,567,049	47,176	18,113	2,322,430	8,643	173	170,514
Special purpose entities created for structured financing	175,627	1,427	2,188	—	—	156,903	15,109
Repackaged instruments	56,902	—	—	54,154	—	2,748	—
Securitization of the MUFG Group’s assets	1,756,940	—	—	—	—	1,720,066	36,874
Trust arrangements	1,006,961	—	3,601	277	91,707	909,146	2,230
Others	100,013	295	681	—	85	64,948	34,004

Total	¥11,304,787	¥74,418	¥97,551	¥2,377,827	¥701,879	¥7,781,493	¥271,619

	Consolidated liabilities(1)
	Total	Deposits	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥5,645,471	¥—	¥4,868,648	¥330,171	¥446,652
Investment funds	232,533	—	1,348	12,246	218,939
Special purpose entities created for structured financing	173,928	—	5,241	166,810	1,877
Repackaged instruments	57,452	—	—	56,236	1,216
Securitization of the MUFG Group’s assets	1,741,837	—	25,000	1,715,823	1,014
Trust arrangements	1,003,916	1,001,815	—	—	2,101
Others	99,505	—	64,216	35,143	146

Total	¥8,954,642	¥1,001,815	¥4,964,453	¥2,316,429	¥671,945

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Consolidated VIEs	Consolidated assets
At September 30, 2013:	Total	Cash and due from banks	Interest-earning deposits in other banks	Trading account assets	Investment securities	Loans	All other assets
	(in millions)
Asset-backed conduits	¥5,513,781	¥34,000	¥91,104	¥3,437	¥584,430	¥4,793,502	¥7,308
Investment funds	2,430,717	68,181	17,637	2,187,862	9,331	15,380	132,326
Special purpose entities created for structured financing	194,261	1,123	2,427	—	—	173,935	16,776
Repackaged instruments	29,320	—	—	29,320	—	—	—
Securitization of the MUFG Group’s assets	1,555,838	—	—	—	—	1,519,383	36,455
Trust arrangements	1,194,642	—	7,032	100	73,643	1,111,142	2,725
Others	94,244	305	693	—	83	58,450	34,713

Total	¥11,012,803	¥103,609	¥118,893	¥2,220,719	¥667,487	¥7,671,792	¥230,303

	Consolidated liabilities(1)
	Total	Deposits	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥5,522,668	¥—	¥4,632,678	¥373,487	¥516,503
Investment funds	113,595	—	—	592	113,003
Special purpose entities created for structured financing	181,210	—	5,298	173,503	2,409
Repackaged instruments	29,345	—	—	29,000	345
Securitization of the MUFG Group’s assets	1,537,138	—	24,400	1,511,875	863
Trust arrangements	1,191,900	1,189,780	—	—	2,120
Others	93,798	—	57,917	35,748	133

Total	¥8,669,654	¥1,189,780	¥4,720,293	¥2,124,205	¥635,376

Note:	(1)	Includes the liabilities of consolidated VIEs for which the creditors or beneficial interest holders have recourse to the general credit of the MUFG Group.

The assets and liabilities of consolidated VIEs presented in the table above include intercompany transactions between consolidated VIEs and the MUFG Group, the primary beneficiary. In consolidation, the amounts of assets eliminated were ¥71,726 million of Cash and due from banks, ¥71,464 million of Interest-earning deposits in other banks, ¥1,237 million of Trading account assets, ¥6 million of Investment securities, ¥966,616 million of Loans and ¥16,641 million of All other assets at March 31, 2013, and ¥101,611 million of Cash and due from banks, ¥93,920 million of Interest-earning deposits in other banks, ¥5,469 million of Trading account assets, ¥6 million of Investment securities, ¥1,092,130 million of Loans and ¥9,019 million of All other assets at September 30, 2013. The amounts of liabilities eliminated were ¥3,078,982 million of Other short-term borrowings, ¥1,146,963 million of Long-term debt and ¥26,036 million of All other liabilities at March 31, 2013, and ¥2,798,126 million of Other short-term borrowings, ¥1,079,761 million of Long-term debt and ¥27,217 million of All other liabilities at September 30, 2013.

In general, the creditors or beneficial interest holders of consolidated VIEs have recourse only to the assets of those VIEs and do not have recourse to other assets of the MUFG Group, except where the MUFG Group is also contractually required to provide credit enhancement or program-wide liquidity.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following tables present the total assets of non-consolidated VIEs, the maximum exposure to loss resulting from the MUFG Group’s involvement with non-consolidated VIEs, and the assets and liabilities which relate to the MUFG’s variable interests in non-consolidated VIEs at March 31, 2013 and September 30, 2013:

Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At March 31, 2013:	Total assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	All other assets	Total	All other liabilities
	(in millions)
Asset-backed conduits	¥12,926,458	¥3,072,591	¥2,256,903	¥3,384	¥363,521	¥1,889,998	¥—	¥—	¥—
Investment funds	25,517,222	744,935	634,662	168,580	149,036	317,046	—	1,186	1,186
Special purpose entities created for structured financing	20,978,132	3,048,178	2,346,557	136,118	85,254	2,124,202	983	466	466
Repackaged instruments	13,097,513	1,638,067	1,546,726	106,661	1,181,828	258,237	—	—	—
Trust arrangements	14,866	13,589	12,740	—	—	12,740	—	5,739	5,739
Others	29,381,902	2,174,939	1,714,409	66,563	286,937	1,353,826	7,083	99	99

Total	¥101,916,093	¥10,692,299	¥8,511,997	¥481,306	¥2,066,576	¥5,956,049	¥8,066	¥7,490	¥7,490

Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At September 30, 2013:	Total assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	All other assets	Total	All other liabilities
	(in millions)
Asset-backed conduits	¥14,831,490	¥3,339,380	¥2,365,863	¥1,813	¥356,479	¥2,007,571	¥—	¥156	¥156
Investment funds	29,926,097	787,474	705,983	102,944	260,236	342,803	—	—	—
Special purpose entities created for structured financing	23,719,373	3,094,764	2,404,497	120,652	84,636	2,197,782	1,427	1,555	1,555
Repackaged instruments	7,900,021	1,694,879	1,599,726	118,094	1,251,245	230,387	—	—	—
Trust arrangements	26,607	24,930	24,140	—	—	24,140	—	5,622	5,622
Others	30,909,872	2,363,277	1,830,201	65,915	284,380	1,479,906	—	50	50

Total	¥107,313,460	¥11,304,704	¥8,930,410	¥409,418	¥2,236,976	¥6,282,589	¥1,427	¥7,383	¥7,383

Maximum exposure to loss on each type of entity is determined based on the carrying amount of any on-balance sheet assets and any off-balance sheet liabilities held, net of any recourse liabilities. Therefore, the maximum exposure to loss represents the maximum loss the MUFG Group could possibly incur at each balance sheet date and does not reflect the likelihood of such a loss being incurred. The difference between the amount of on-balance sheet assets and the maximum exposure to loss primarily comprises the remaining undrawn commitments.

17.    BUSINESS SEGMENTS

The business segment information, set forth below, is derived from the internal management reporting system used by management to measure the performance of the MUFG Group’s business segments. In addition, the business segment information is based on the financial information prepared in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”) as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information is not consistent with the accompanying condensed consolidated financial statements prepared on the basis of U.S. GAAP. A reconciliation is provided for the total amounts of segments’ operating profit with income before income tax expense under U.S. GAAP.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following is a brief explanation of the MUFG Group’s business segments:

Integrated Retail Banking Business Group—Covers all domestic retail businesses, including commercial banking, trust banking and securities businesses. This business group integrates the retail business of BTMU, MUTB, MUMSS, Mitsubishi UFJ NICOS and other subsidiaries as well as retail product development, promotion and marketing in a single management structure. At the same time, the business group has developed and implemented MUFG Plaza, a one-stop, comprehensive financial services concept that provides integrated banking, trust and securities services.

Integrated Corporate Banking Business Group—Covers all domestic corporate businesses, including commercial banking, investment banking, trust banking and securities business. Through the integration of these business lines, diverse financial products and services are provided to the MUFG Group’s corporate clients. The business group has clarified strategic domains, sales channels and methods to match the different growth stages and financial needs of the MUFG Group’s corporate clients.

Integrated Trust Assets Business Group—Covers asset management and administration services for products such as pension trusts and security trusts by integrating the trust banking expertise of MUTB and the global network of BTMU. The business group provides a full range of services to corporate and other pension funds, including stable and secure pension fund management and administration, advice on pension schemes and payment of benefits to scheme members.

Integrated Global Business Group—Covers businesses outside Japan, including commercial banking such as loans, deposits and cash management services, investment banking, retail banking, trust banking and securities businesses (with the retail banking and trust assets businesses being conducted through Union Bank), through a global network of more than 500 offices outside Japan to provide customers with financial products and services that meet their increasingly diverse and sophisticated financing needs. Union Bank is one of the largest commercial banks in California by both total assets and total deposits. Union Bank provides a wide range of financial services to consumers, small businesses, middle market companies and major corporations, primarily in California, Oregon and Washington but also nationally and internationally. Union Bank’s parent company is UNBC, which is a bank holding company in the United States.

Global Markets—Covers asset and liability management and strategic investment of BTMU and MUTB, and sales and trading of financial products of BTMU, MUTB and MUSHD.

Other—Consists mainly of the corporate centers of MUFG, BTMU, MUTB, and MUMSS. The elimination of net revenue among business segments is also reflected in Other.

Management does not use information on segments’ total assets to allocate resources and assess performance. Accordingly, business segment information on total assets is not presented.

Effective October 1, 2012 and April 1, 2013, in order to further streamline and integrate managerial accounting methodologies on a group-wide basis, the MUFG Group made modifications to such methodologies, which mainly affected the Integrated Retail Banking Business Group and the Corporate Banking Business Group. These modifications had no impact on total operating profit for the six months ended September 30, 2012, but affected net revenue and operating expense allocations among segments.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The table set forth below has been reclassified to enable comparisons between the relevant amounts for the six months ended September 30, 2012 and 2013, respectively:

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group	Integrated Trust Assets Business Group	Integrated Global Business Group			Global Markets	Other	Total
				Other than UNBC	UNBC	Total
	(in billions)
Six months ended September 30, 2012:
Net revenue:	¥587.8	¥424.5	¥67.0	¥190.8	¥130.8	¥321.6	¥461.5	¥11.7	¥1,874.1
BTMU and MUTB:	279.3	376.3	26.8	144.3	—	144.3	413.4	14.1	1,254.2
Net interest income	219.3	196.9	—	72.3	—	72.3	114.7	34.8	638.0
Net fees	55.7	149.5	26.8	58.3	—	58.3	(10.4)	(14.8)	265.1
Other	4.3	29.9	—	13.7	—	13.7	309.1	(5.9)	351.1
Other than BTMU and MUTB(1)	308.5	48.2	40.2	46.5	130.8	177.3	48.1	(2.4)	619.9
Operating expenses	455.2	215.4	43.3	112.8	92.0	204.8	66.0	88.3	1,073.0

Operating profit (loss)	¥132.6	¥209.1	¥23.7	¥78.0	¥38.8	¥116.8	¥395.5	¥(76.6)	¥801.1

Six months ended September 30, 2013:
Net revenue:	¥648.8	¥457.6	¥76.4	¥266.8	¥175.2	¥442.0	¥285.6	¥(8.5)	¥1,901.9
BTMU and MUTB:	286.5	397.9	32.1	209.9	—	209.9	205.4	(9.6)	1,122.2
Net interest income	201.7	192.8	—	109.8	—	109.8	83.6	43.2	631.1
Net fees	80.3	163.2	32.1	77.1	—	77.1	(10.6)	(29.3)	312.8
Other	4.5	41.9	—	23.0	—	23.0	132.4	(23.5)	178.3
Other than BTMU and MUTB(1)	362.3	59.7	44.3	56.9	175.2	232.1	80.2	1.1	779.7
Operating expenses	477.6	217.1	44.6	147.6	124.5	272.1	82.6	85.6	1,179.6

Operating profit (loss)	¥171.2	¥240.5	¥31.8	¥119.2	¥50.7	¥169.9	¥203.0	¥(94.1)	¥722.3

Note:	(1)	Includes MUFG and its subsidiaries other than BTMU and MUTB.

Reconciliation

As set forth above, the measurement bases and the income and expense items of the internal management reporting system are different from the accompanying condensed consolidated statements of income. Therefore, it is impracticable to present reconciliations of all of the business segments’ information, other than operating profit, to corresponding items in the accompanying condensed consolidated statements of income.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

A reconciliation of operating profit under the internal management reporting system for the six months ended September 30, 2012 and 2013 above to income before income tax expense shown on the accompanying condensed consolidated statements of income is as follows:

	Six months ended September 30,
	2012	2013
	(in billions)
Operating profit	¥801	¥722
Credit (provision) for credit losses	(80)	60
Foreign exchange gains (losses)—net	46	(15)
Trading account profits (losses)—net	162	(354)
Equity investment securities gains (losses)—net	(98)	59
Debt investment securities losses—net	(139)	(4)
Equity in earnings of equity method investees—net	10	87
Other—net	(18)	(25)

Income before income tax expense	¥684	¥530

18.    FAIR VALUE

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance on fair value measurements also specifies a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable inputs, for example, the reporting entity’s own data. Based on the observability of the inputs used in the valuation techniques, the following three-level hierarchy is specified by the guidance:

•	Level 1—Unadjusted quoted prices for identical instruments in active markets.

•

Level 2—Observable inputs other than Level 1 prices, such as quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the instruments.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the instruments.

A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The MUFG Group has an established and documented process for determining fair values in accordance with the guidance. When available, quoted prices are used to determine fair value. If quoted prices are not available, fair value is based upon valuation techniques that use observable or unobservable inputs. The fair values of liabilities are determined by discounting future cash flows at a rate which incorporates the MUFG Group’s own creditworthiness. In addition, valuation adjustments may be made to ensure the financial instruments are recorded at fair value. These adjustments include, but are not limited to, amounts that reflect counterparty credit quality, liquidity risk and model risk.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following section describes the valuation techniques used by the MUFG Group to measure fair values of certain financial instruments. The discussion includes the general classification of such financial instruments in accordance with the fair value hierarchy, a brief explanation of the valuation techniques, the significant inputs to those valuation techniques, and any additional significant assumptions.

Interest-earning Deposits in Other Banks

Cash flows are estimated based on the terms of the contracts and discounted using the market interest rates applicable to the maturity of the contracts, which are adjusted to reflect credit risks on counterparties. As the inputs into the valuation techniques are readily observable, these deposits are classified in Level 2 of the fair value hierarchy.

Receivables Under Resale Agreements

Certain receivables under resale agreements are measured at fair value upon election of the fair value option and fair value is measured using discounted cash flows. Cash flows are estimated based on the terms of the contracts and discounted using the market interest rates applicable to the maturity of the contracts, which are adjusted to reflect credit risks on counterparties. These receivables are classified in Level 2 of the fair value hierarchy.

Trading Account Assets and Liabilities—Trading Account Securities

When quoted prices are available in an active market, the MUFG Group uses quoted prices to measure the fair values of securities and such securities are classified in Level 1 of the fair value hierarchy. Examples of Level 1 securities include certain Japanese and foreign government bonds and marketable equity securities.

When quoted prices are available but the securities are not traded in active markets, such securities are classified in Level 2 of the fair value hierarchy. These securities include certain Japanese government agency bonds, Japanese prefectural and municipal bonds, foreign governments and official institutions bonds, corporate bonds, residential mortgage-backed securities and equity securities.

When quoted prices are not available, the MUFG Group estimates fair values by using internal valuation techniques, quoted prices of securities with similar characteristics or non-binding prices obtained from independent pricing vendors. Such securities include certain commercial paper, corporate bonds, asset-backed securities and residential mortgage-backed securities. For commercial paper, the MUFG Group estimates fair value using discounted cash flows. The cash flows are estimated in accordance with the terms of contracts and discounted using a discount rate based on the yield curve estimated from market interest rates appropriate to the securities. Commercial paper is generally classified in Level 2 of the fair value hierarchy. For corporate bonds, the MUFG Group estimates fair value by using internal valuation techniques. Key inputs to the internal valuation technique include estimated cash flows based on the terms of the contracts, yield curves based on market interest rates and volatilities. Corporate bonds which are valued using internal valuation techniques are generally classified in Level 2 of the fair value hierarchy. If any such key inputs are unobservable, they are classified in Level 3 of the fair value hierarchy. Certain investments in funds valued at net assets value are classified in Level 2 if they can be redeemed at their net asset value at the measurement date.

When there is less liquidity for securities or significant inputs used in the fair value measurements are unobservable, such securities are classified in Level 3 of the fair value hierarchy. Examples of such Level 3 securities include CLOs backed by general corporate loans, which are classified in asset-backed securities. The fair value of CLOs is measured by weighting the estimated fair value amounts from internal valuation techniques

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

and the non-binding quotes from the independent broker-dealers. The weight of the independent broker-dealer quotes is determined based on the result of inquiries to the broker-dealers for their basis of the fair value calculation with consideration given to transaction volume. Key inputs to the internal valuation techniques include projected cash flows through an analysis of underlying loans, probability of default which incorporates market indices such as LCDX (which is an index of loan credit default swaps), repayment rates and discount rates reflecting liquidity premiums based on historical market data.

Trading Account Assets and Liabilities—Derivatives

Exchange-traded derivatives valued using quoted prices are classified in Level 1 of the fair value hierarchy. Examples of Level 1 derivatives include stock futures index and interest rate futures. However, the majority of the derivative contracts entered into by the MUFG Group are traded over-the-counter and valued using valuation techniques as there are no quoted prices for such derivatives. The valuation techniques and inputs vary depending on the types and contractual terms of the derivatives. The principal valuation techniques used to value derivatives include discounted cash flows, the Black-Scholes model and the Hull-White model. The key inputs include interest rate yield curve, foreign currency exchange rate, volatility, credit quality of the counterparty or the MUFG Group and spot price of the underlying. These models are commonly accepted in the financial industry and key inputs to the models are generally readily observable in an active market. Derivatives valued using such valuation techniques and inputs are generally classified in Level 2 of the fair value hierarchy. Examples of such Level 2 derivatives include plain-vanilla interest rate swaps, foreign currency forward contracts and currency option contracts.

Derivatives that are valued using valuation techniques with significant unobservable inputs are classified in Level 3 of the fair value hierarchy. Examples of Level 3 derivatives include long-term interest rate or currency swaps and certain credit derivatives, where significant inputs such as volatility, credit curves and correlation of such inputs are unobservable.

Investment Securities

Investment securities include available-for-sale debt and equity securities, whose fair values are measured using the same valuation techniques as the trading account securities described above except for certain private placement bonds issued by Japanese non-public companies. Fair values of private placement bonds issued by Japanese non-public companies are measured based on discounted cash flow method using discount rates applicable to the maturity of the bonds, which are adjusted to reflect credit risk of issuers. Credit risk of issuers is reflected in the future cash flows being discounted by the interest rates applicable to the maturity of the bonds. The private placement bonds are generally utilized to finance medium or small size non-public companies. These bonds are classified in either Level 2 or Level 3 of the fair value hierarchy, depending on the significance of the adjustments for unobservable input of credit worthiness. Investment securities also include investments in nonmarketable equity securities which are subject to specialized industry accounting principles. The valuation of such nonmarketable equity securities involves significant management judgment due to the absence of quoted prices, lack of liquidity and the long term nature of these investments. Further, there may be restriction on transfers of nonmarketable equity securities. The MUFG Group values such securities initially at transaction price and subsequently adjusts such valuations, considering evidence such as current sales transactions of similar securities, initial public offerings, recent equity issuances and change in financial condition of the investee company. Nonmarketable equity securities are included in Level 3 of the fair value hierarchy.

Other Assets

Other assets measured at fair value mainly consist of securities received as collateral that may be sold or repledged under securities lending transactions, money in trust for segregating cash deposited by customers on

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

security transactions and derivatives designated as hedging instruments. The securities received as collateral under lending transactions mainly consist of certain Japanese and foreign government bonds which are valued using the valuation techniques previously described in the section entitled “Trading Accounts Assets and Liabilities—Trading Account Securities.”

Money in trust for segregating cash deposited by customers on security transactions mainly consists of certain Japanese government bonds which are valued using the valuation techniques described in the “Trading Account Assets and Liabilities—Trading Account Securities” above and is included in Level 1 or Level 2 of the fair value hierarchy depending on the component assets.

The fair values of derivatives designated as hedging instruments are measured using the valuation techniques described in the “Trading Account Assets and Liabilities—Derivatives” above.

Obligations to Return Securities Received as Collateral

Obligations to return securities received as collateral under securities lending transactions are measured at their fair values of securities received as collateral. The securities received as collateral consist primarily of certain Japanese and foreign government bonds, whose fair values are measured using the valuation techniques described in the “Trading Account Assets and Liabilities—Trading Account Securities” above.

Other Short-term Borrowings and Long-term Debt

Certain short-term borrowings and long-term debt are measured at fair value due to election of the fair value option. The fair value of these instruments are measured principally based on the discounted cash flows. Where the inputs into the valuation technique are mainly based on observable inputs, these instruments are classified in Level 2 of the fair value hierarchy. Where significant inputs are unobservable, they are classified in Level 3 of the fair value hierarchy.

Market Valuation Adjustments

Counterparty credit risk adjustments are made to certain financial assets such as over-the-counter derivatives. As not all counterparties have the same credit rating, it is necessary to take into account the actual credit rating of a counterparty to arrive at the fair value. In addition, the counterparty credit risk adjustment takes into account the effect of credit risk mitigation such as pledged collateral and legal right of offsets with the counterparty.

For own credit risk adjustments, the MUFG Group takes into consideration all the facts and circumstances, including its own credit rating, the difference between its funding rate and market interest rate, and the existence of collateralization or netting agreements. As a result of these analyses, the MUFG Group considered that own credit risk adjustments for financial liabilities were not material.

Liquidity adjustments are applied mainly to the instruments classified in Level 3 of fair value hierarchy when recent prices of such instruments are unobservable or traded in inactive or less active markets. The liquidity adjustments are based on the facts and circumstances of the markets including the availability of external quotes and the time since the latest available quote.

Model valuation adjustments such as unobservable parameter valuation adjustments may be provided when the fair values of instruments are determined based on internally developed valuation techniques. Examples of such adjustments include adjustments to the model price of certain derivatives where parameters such as correlation are unobservable. Unobservable parameter valuation adjustments are applied to mitigate the possibility of error in the model-based estimated value.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Investments in Certain Entities That Calculate Net Asset Value per Share

The MUFG Group has interests in investment funds mainly hedge funds, private equity funds, and real estate funds that are measured at fair value on a recurring or nonrecurring basis.

Hedge funds are primarily multi-disciplinary hedge funds that employ a fundamental bottom-up investment approach across various asset classes and strategies. The MUFG Group’s investments in hedge funds are generally redeemable on a monthly-quarterly basis with 30-90 days advance notice.

Private equity funds have specific investment objectives in connection with their acquisition of equity interests, such as providing financing and other support to start-up businesses, medium and small entities in a particular geographical area, and to companies with certain technology or companies in a high-growth industry. Generally, these investments cannot be redeemed with the funds, and the return of invested capital and its gains are derived from distributions received upon the liquidation of the underlying assets of the fund. It is estimated that the underlying assets of the fund would be liquidated within a ten-year period.

Real estate funds invest globally and primarily in real estate companies, debt recapitalizations and direct property. These investments are generally not redeemable with the funds. Distributions from each fund will be received as the underlying investments of the funds are liquidated. It is estimated that the underlying assets of the funds would be liquidated within a four-year period.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following tables present the financial instruments carried at fair value by level within the fair value hierarchy as of March 31, 2013 and September 30, 2013:

	March 31, 2013
	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥15,613,802	¥9,935,591	¥631,113	¥26,180,506
Debt securities
Japanese national government and Japanese government agency bonds	4,420,457	182,098	—	4,602,555
Japanese prefectural and municipal bonds	—	129,974	—	129,974
Foreign governments and official institutions bonds	9,983,023	2,144,396	96,255	12,223,674
Corporate bonds	—	2,729,892	77,089	2,806,981
Residential mortgage-backed securities	—	3,220,036	9,881	3,229,917
Asset-backed securities	—	80,447	396,071	476,518
Other debt securities	—	11,597	29,526	41,123
Commercial paper	—	1,129,508	—	1,129,508
Equity securities(2)	1,210,322	307,643	22,291	1,540,256
Trading derivative assets	52,242	14,520,461	73,175	14,645,878
Interest rate contracts	6,770	11,175,763	31,794	11,214,327
Foreign exchange contracts	511	3,171,002	21,131	3,192,644
Equity contracts	34,062	53,874	15,735	103,671
Commodity contracts	10,899	59,075	3,628	73,602
Credit derivatives	—	60,747	887	61,634
Investment securities:
Securities available-for-sale	52,347,228	6,024,714	472,127	58,844,069
Debt securities
Japanese national government and Japanese government agency bonds	48,069,738	1,410,216	—	49,479,954
Japanese prefectural and municipal bonds	—	217,075	—	217,075
Foreign governments and official institutions bonds	319,176	248,398	148,722	716,296
Corporate bonds	—	1,830,100	92,846	1,922,946
Residential mortgage-backed securities	—	1,202,128	21,492	1,223,620
Commercial mortgage-backed securities	—	269,343	39	269,382
Asset-backed securities	—	708,428	102,250	810,678
Other debt securities	—	—	106,714	106,714
Marketable equity securities	3,958,314	139,026	64	4,097,404
Other investment securities	—	1,105	24,795	25,900
Others(3)(4)	455,012	134,569	8,418	597,999

Total	¥68,468,284	¥30,616,440	¥1,209,628	¥100,294,352

Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥72,756	¥6,057	¥—	¥78,813
Trading derivative liabilities	124,431	14,672,597	93,641	14,890,669
Interest rate contracts	43,946	11,126,837	34,044	11,204,827
Foreign exchange contracts	274	3,390,222	37,937	3,428,433
Equity contracts	67,551	49,312	14,354	131,217
Commodity contracts	12,660	46,753	4,432	63,845
Credit derivatives	—	59,473	2,874	62,347
Obligation to return securities received as collateral	2,887,425	147,122	—	3,034,547
Others(5)	—	431,773	121,932	553,705

Total	¥3,084,612	¥15,257,549	¥215,573	¥18,557,734

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	September 30, 2013
	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥19,215,041	¥8,649,007	¥565,863	¥28,429,911
Debt securities
Japanese national government and Japanese government agency bonds	2,741,702	233,065	—	2,974,767
Japanese prefectural and municipal bonds	—	98,390	—	98,390
Foreign governments and official institutions bonds	15,302,377	1,858,713	35,217	17,196,307
Corporate bonds	75	2,949,020	71,653	3,020,748
Residential mortgage-backed securities	—	1,916,443	6,997	1,923,440
Asset-backed securities	—	229,310	396,167	625,477
Other debt securities	—	5,238	30,863	36,101
Commercial paper	—	1,081,742	—	1,081,742
Equity securities(2)	1,170,887	277,086	24,966	1,472,939
Trading derivative assets	149,846	11,787,780	91,319	12,028,945
Interest rate contracts	63,957	8,786,073	44,129	8,894,159
Foreign exchange contracts	2,464	2,813,135	20,042	2,835,641
Equity contracts	59,285	72,722	24,039	156,046
Commodity contracts	24,140	58,559	2,744	85,443
Credit derivatives	—	57,291	365	57,656
Investment securities:
Securities available-for-sale	45,182,974	6,953,986	494,832	52,631,792
Debt securities
Japanese national government and Japanese government agency bonds	39,991,045	2,125,913	—	42,116,958
Japanese prefectural and municipal bonds	—	208,209	—	208,209
Foreign governments and official institutions bonds	615,687	260,397	148,843	1,024,927
Corporate bonds	—	1,607,731	80,911	1,688,642
Residential mortgage-backed securities	—	1,487,800	22,190	1,509,990
Commercial mortgage-backed securities	—	369,701	—	369,701
Asset-backed securities	—	748,921	94,276	843,197
Other debt securities	—	—	148,611	148,611
Marketable equity securities	4,576,242	145,314	1	4,721,557
Other investment securities	—	1,102	25,363	26,465
Others(3)(4)	547,875	106,768	8,676	663,319

Total	¥65,095,736	¥27,498,643	¥1,186,053	¥93,780,432

Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥259,728	¥10,808	¥—	¥270,536
Trading derivative liabilities	187,653	11,576,176	104,786	11,868,615
Interest rate contracts	67,399	8,752,734	46,185	8,866,318
Foreign exchange contracts	1,081	2,668,185	32,996	2,702,262
Equity contracts	77,357	65,686	18,091	161,134
Commodity contracts	41,816	33,576	3,719	79,111
Credit derivatives	—	55,995	3,795	59,790
Obligation to return securities received as collateral	2,558,456	123,912	—	2,682,368
Others(5)	—	486,121	128,582	614,703

Total	¥3,005,837	¥12,197,017	¥233,368	¥15,436,222

Notes:	(1)	Includes securities under fair value option.
	(2)	Includes investments valued at net asset value of ¥38,959 million and ¥41,449 million at March 31, 2013 and September 30, 2013, respectively. The unfunded commitments related to these investments at March 31, 2013 and September 30, 2013 were ¥8,644 million and ¥9,786 million, respectively. These investments were mainly hedge funds.
	(3)	Mainly comprised of securities received as collateral that may be sold or repledged under securities lending transactions, money in trust for segregating cash deposited by customers on security transactions and derivatives designated as hedging instruments.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

(4)	Includes investments valued at net asset value of real estate funds, hedge funds and private equity funds, whose fair values at March 31, 2013 were ¥4,276 million, ¥3,189 million and ¥2,943 million, respectively, and those at September 30, 2013 were ¥4,533 million, ¥2,033 million and ¥2,613 million, respectively. The amounts of unfunded commitments related to these real estate funds, hedge funds and private equity funds at March 31, 2013 were nil, ¥1,221 million and ¥2,028 million, respectively, and those at September 30, 2013 were nil, ¥1,214 million and ¥1,919 million, respectively.
(5)	Includes other short-term borrowings, long-term debt, bifurcated embedded derivatives carried at fair value and derivative liabilities designated as hedging instruments.

Transfers Between Level 1 and Level 2

During the six months ended September 30, 2012 and 2013, the transfers between Level 1 and Level 2 were as follows:

	Six months ended September 30,
	2012		2013
	Transfers out of Level 1 into Level 2(1)	Transfers out of Level 2 into Level 1(1)	Transfers out of Level 1 into Level 2(1)	Transfers out of Level 2 into Level 1(1)
	(in millions)
Assets
Trading account assets:
Trading securities
Debt securities
Japanese national government and Japanese government agency bonds	¥—	¥4,579	¥7,420	¥—
Residential mortgage-backed securities	3,247,522	—	—	—
Equity securities	4,088	—	3,784	—
Investment securities:
Securities available-for-sale
Debt securities
Foreign governments and official institutions bonds	413,515	—	—	—
Marketable equity securities	12,187	6,508	13,468	10,376

Note:	(1)	All transfers between Level 1 and Level 2 were assumed to have occurred at the beginning of the period.

In general, the transfers from Level 1 into Level 2 represented securities whose fair values were measured at quoted prices in active markets at the beginning of the period but such quoted prices were not available at the end of the period. The transfers from Level 2 into Level 1 represented securities for which quoted prices in active markets became available at the end of the period even though such quoted prices were not available at the beginning of the period. For the six months ended September 30, 2012, certain residential mortgage-backed securities which are accounted for as trading securities were transferred from Level 1 to Level 2 based on an analysis of the current market activity. A certain subsidiary, based on its analysis, transferred its U.S. government sponsored agency securities, which are accounted for as Securities available-for-sale, from Level 1 to Level 2.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Changes in Level 3 Recurring Fair Value Measurements

The following tables present a reconciliation of the assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the six months ended September 30, 2012 and 2013. The determination to classify a financial instrument within Level 3 is based upon the significance of the unobservable inputs to overall fair value measurement. However, Level 3 financial instruments typically include, in addition to the unobservable or Level 3 input, observable inputs (that is, inputs that are actively quoted and can be validated to external sources). Accordingly, the gains and losses in the tables below include changes in fair value due in part to observable inputs used in the valuation techniques.

	March 31, 2012	Total gains (losses) for the period			Purchases	Issues	Sales	Settlements	Transfers into Level 3(5)		Transfers out of Level 3(5)		September 30, 2012	Change in unrealized gains (losses) included in earnings for assets and liabilities still held at September 30, 2012
		Included in earnings		Included in other comprehensive income
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥1,076,657	¥(12,852	)(2)	¥—	¥293,954	¥—	¥(192,767)	¥(202,467)	¥31,937		¥(350,391)		¥644,071	¥(15,406	)(2)
Debt securities
Foreign governments and official institutions bonds	149,731	(403)		—	111,905	—	(121,520)	(18,759)	12,149		(46,103)		87,000	(2,160)
Corporate bonds	501,895	(2,103)		—	39,141	—	(1,739)	(125,625)	19,787	(6)	(283,181	)(6)(7)	148,175	(1,245)
Residential mortgage-backed securities	10,124	108		—	—	—	—	(1,124)	—		—		9,108	84
Commercial mortgage-backed securities	395,198	(12,114)		—	119,110	—	(62,576)	(56,959)	—		(21,107)		361,552	(12,337)
Asset-backed securities	—	(397)		—	19,974	—	—	—	—		—		19,577	(397)
Equity securities	19,709	2,057		—	3,824	—	(6,932)	—	1		—		18,659	649
Trading derivatives—net	(27,458)	14,152	(2)	(1,323)	503	(1,403)	—	(16,250)	15,911		(6,740)		(22,608)	22,298	(2)
Interest rate contracts—net	(44,904)	13,434		31	11	(29)	—	(4,730)	2,948		(50)		(33,289)	6,246
Foreign exchange contracts—net	23,907	467		(1,351)	100	(992)	—	(11,354)	13,546		(6,690)		17,633	16,333
Equity contracts—net	(7,019)	(401)		(20)	13	(3)	—	(301)	—		—		(7,731)	(923)
Commodity contracts—net	162	38		7	379	(379)	—	(85)	(583)		—		(461)	38
Credit derivatives—net	396	614		10	—	—	—	220	—		—		1,240	604
Investment securities:
Securities available-for-sale	1,673,387	510	(3)	(2,163)	114,994	—	(10,931)	(175,974)	106,124		(1,328,225)		377,722	(4,531	)(3)
Debt securities
Foreign governments and official institutions bonds	130,720	—		(1,031)	26,310	—	(31)	(1,737)	—		—		154,231	—
Corporate bonds	1,460,489	(158)		(1,472)	11,370	—	(10,820)	(130,962)	106,124	(6)	(1,328,225	)(6)(7)	106,346	(4,506)
Residential mortgage-backed securities	22,351	(15)		58	4,500	—	—	(2,777)	—		—		24,117	(1)
Commercial mortgage-backed securities	3,802	76		99	—	—	—	(2,481)	—		—		1,496	—
Asset-backed securities	54,947	652		1,294	7,673	—	—	(38,017)	—		—		26,549	21
Other debt securities	964	(43)		(1,113)	65,141	—	—	—	—		—		64,949	(43)
Marketable equity securities	114	(2)		2	—	—	(80)	—	—		—		34	(2)
Other investment securities	32,321	(928	)(4)	15	193	—	(914)	—	—		(288)		30,399	(1,196	)(4)
Others	10,368	(194	)(4)	—	—	—	(211)	—	—		—		9,963	(194	)(4)

Total	¥2,765,275	¥688		¥(3,471)	¥409,644	¥(1,403)	¥(204,823)	¥(394,691)	¥153,972		¥(1,685,644)		¥1,039,547	¥971

Liabilities
Others	¥43,536	¥(11,290	)(4)	¥(3,400)	¥—	¥410	¥—	¥(9,566)	¥661		¥—		¥49,731	¥172	(4)

Total	¥43,536	¥(11,290)		¥(3,400)	¥—	¥410	¥—	¥(9,566)	¥661		¥—		¥49,731	¥172

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	March 31, 2013	Total gains (losses) for the period			Purchases	Issues	Sales	Settlements	Transfers into Level 3(5)		Transfers out of Level 3(5)		September 30, 2013	Change in unrealized gains (losses) included in earnings for assets and liabilities still held at September 30, 2013
		Included in earnings		Included in other comprehensive income
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥631,113	¥23,534	(2)	¥—	¥195,598	¥—	¥(125,353)	¥(110,538)	¥6,274		¥(54,765)		¥565,863	¥18,296	(2)
Debt securities
Foreign governments and official institutions bonds	96,255	2,368		—	35,950	—	(33,389)	(17,951)	1,523		(49,539)		35,217	600
Corporate bonds	77,089	1,009		—	39,108	—	(40,284)	(5,343)	4,665	(6)	(4,591	)(6)	71,653	1,098
Residential mortgage-backed securities	9,881	351		—	8,100	—	(10,821)	(514)	—		—		6,997	206
Asset-backed securities	396,071	17,048		—	109,573	—	(39,209)	(86,681)	—		(635)		396,167	15,048
Other debt securities	29,526	1,337		—	—	—	—	—	—		—		30,863	1,337
Equity securities	22,291	1,421		—	2,867	—	(1,650)	(49)	86		—		24,966	7
Trading derivatives—net	(20,466)	13,829	(2)	(2,140)	1,936	(2,386)	—	(4,900)	3,616		(2,956)		(13,467)	10,918	(2)
Interest rate contracts—net	(2,250)	4,089		174	117	—	—	(4,357)	70		101		(2,056)	3,673
Foreign exchange contracts—net	(16,806)	6,338		(2,183)	413	(850)	—	(386)	3,577		(3,057)		(12,954)	8,114
Equity contracts—net	1,381	5,187		27	253	(253)	—	(647)	—		—		5,948	942
Commodity contracts—net	(804)	(353)		(16)	1,153	(1,283)	—	359	(31)		—		(975)	150
Credit derivatives—net	(1,987)	(1,432)		(142)	—	—	—	131	—		—		(3,430)	(1,961)
Investment securities:
Securities available-for-sale	472,127	2,570	(3)	31,003	118,034	—	(1,061)	(120,410)	2,842		(10,273)		494,832	(771	)(3)
Debt securities
Foreign governments and official institutions bonds	148,722	—		1,120	4,134	—	—	(5,133)	—		—		148,843	—
Corporate bonds	92,846	3,025		(60)	5,019	—	(1,022)	(11,466)	2,842	(6)	(10,273	)(6)	80,911	(777)
Residential mortgage-backed securities	21,492	—		29	3,000	—	—	(2,331)	—		—		22,190	—
Commercial mortgage-backed securities	39	—		—	—	—	(39)	—	—		—		—	—
Asset-backed securities	102,250	(463)		10,655	79,819	—	—	(97,985)	—		—		94,276	10
Other debt securities	106,714	—		19,259	26,062	—	—	(3,424)	—		—		148,611	—
Marketable equity securities	64	8		—	—	—	—	(71)	—		—		1	(4)
Other investment securities	24,795	1,149	(4)	10	1,398	—	(1,120)	(2)	—		(867)		25,363	928	(4)
Others	8,418	1,170	(4)	—	157	—	(1,069)	—	—		—		8,676	1,170	(4)

Total	¥1,115,987	¥42,252		¥28,873	¥317,123	¥(2,386)	¥(128,603)	¥(235,850)	¥12,732		¥(68,861)		¥1,081,267	¥30,541

Liabilities
Others	¥121,932	¥(13,395	)(4)	¥(11,927)	¥—	¥221	¥—	¥(18,809)	¥—		¥(84)		¥128,582	¥(12,426	)(4)

Total	¥121,932	¥(13,395)		¥(11,927)	¥—	¥221	¥—	¥(18,809)	¥—		¥(84)		¥128,582	¥(12,426)

Notes:	(1)	Includes Trading securities under fair value option.
	(2)	Included in Trading account profits (losses)—net and in Foreign exchange gains (losses)—net.
	(3)	Included in Investment securities gains—net.
	(4)	Included in Trading account profits (losses)—net.
	(5)	All transfers out of Level 3 or into Level 3 were assumed to have occurred at the beginning of the period.
	(6)	Transfers out of and transfers into Level 3 for corporate bonds were due principally to changes in the impact of unobservable credit worthiness inputs of the private placement bonds.
(7)

Certain private placement bonds issued by non-public companies which are accounted for as trading account securities amounted to ¥223,938 million and securities available-for-sale amounted to ¥1,209,272 million were transferred from Level 3 to Level 2 during the six months ended September 30, 2012. These transfers were due to change in the significance of the unobservable inputs used to measure fair value of the private placement bonds.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Quantitative Information about Level 3 Fair Value Measurements

The following tables present information on the valuation techniques, significant unobservable inputs and their ranges for each major category of assets and liabilities measured at fair value on a recurring basis and classified in Level 3:

March 31, 2013	Fair value(1)	Valuation technique	Significant unobservable inputs	Range	Weighted Average(2)
	(in millions)
Assets
Trading securities and Investment securities:
Foreign governments and official institutions bonds	¥33,649	Monte Carlo method	Correlation between interest rate and foreign exchange rate	32.5%~51.9%	36.0%
			Correlation between interest rates	41.3%~63.3%	62.1%
	19,699	Return on equity method	Probability of default	0.0%~8.0%	0.7%
			Recovery rate	25.0%~90.0%	56.2%
			Market-required return on capital	15.0%~17.0%	15.7%
Corporate bonds	62,788	Discounted cash flow	Probability of default	0.1%~14.2%	4.2%
			Recovery rate	15.0%~100.0%	44.9%
	1,986	Monte Carlo method	Correlation between interest rate and foreign exchange rate	32.5%~37.9%	35.2%
			Correlation between interest rates	63.3%	63.3%
	9,059	Internal model	Liquidity premium	1.5%~2.5%	2.3%
Residential mortgage-backed securities, Commercial mortgage-backed securities and Asset-backed securities	72,640	Discounted cash flow	Discount factor	1.0%~1.2%	1.1%
			Prepayment rate	6.2%~14.8%	8.8%
			Probability of default	0.0%~5.2%	4.9%
			Recovery rate	0.0%~76.0%	65.4%
	289,398	Internal model	Asset correlations	11.0%~14.0%	13.5%
			Discount factor	1.0%~4.8%	1.5%
			Prepayment rate	3.9%~38.3%	32.6%
			Probability of default	0.0%~84.6%	— (3)
			Recovery rate	53.6%~69.8%	67.5%
Other debt securities	29,526	Discounted cash flow	Liquidity premium	0.5%~0.8%	0.8%
	104,957	Return on equity method	Probability of default	0.0%~8.0%	0.6%
			Recovery rate	25.0%~90.0%	64.8%
			Market-required return on capital	15.0%~17.0%	16.5%

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

March 31, 2013	Fair value(1)	Valuation technique	Significant unobservable inputs	Range
(in millions)
Trading derivatives—net:
Interest rate contracts—net	(2,533)	Option model	Probability of default	0.3%~12.5%
			Correlation between interest rates	(0.1)%~97.6%
			Correlation between interest rate and foreign exchange rate	32.5%~60.2%
			Recovery rate	40.0%~51.0%
			Volatility	29.1%~58.3%
			Prepayment rate	0.0%~2.3%
Foreign exchange contracts—net	(16,806)	Option model	Probability of default	0.4%~14.2%
			Correlation between interest rates	28.2%~80.6%
			Correlation between interest rate and foreign exchange rate	22.2%~66.3%
			Correlation between underlying assets	44.1%~82.8%
			Recovery rate	40.0%~51.0%
Equity contracts—net	1,381	Option model	Correlation between interest rate and equity	10.6%~52.0%
Credit derivative contracts—net	(1,987)	Option model	Recovery rate	20.0%~36.8%
			Correlation between underlying assets	11.6%~88.2%

September 30, 2013	Fair value(1)	Valuation technique	Significant unobservable inputs	Range	Weighted Average(2)
	(in millions)
Assets
Trading securities and Investment securities:
Foreign governments and official institutions bonds	¥19,191	Monte Carlo method	Correlation between interest rate and foreign exchange rate	31.4%~49.3%	34.6%
			Correlation between interest rates	40.5%~59.5%	58.8%
	21,394	Return on equity method	Probability of default	0.3%~0.9%	0.5%
			Recovery rate	60.0%~80.0%	76.1%
			Market-required return on capital	10.0%	10.0%
Corporate bonds	73,465	Discounted cash flow	Probability of default	0.1%~13.9%	2.2%
			Recovery rate	14.0%~74.6%	41.7%
	2,663	Monte Carlo method	Correlation between interest rate and foreign exchange rate	31.4%~45.1%	34.6%
			Correlation between interest rates	52.5%~59.5%	59.0%
	9,083	Internal model	Liquidity premium	1.5%~2.5%	2.3%
Residential mortgage-backed securities, Commercial mortgage-backed securities and Asset-backed securities	83,155	Discounted cash flow	Discount factor	1.0%~1.1%	1.1%
			Prepayment rate	6.2%~15.2%	9.2%
			Probability of default	0.0%~5.1%	4.9%
			Recovery rate	0.0%~76.0%	66.8%
	354,170	Internal model	Asset correlations	11.0%~14.0%	13.6%
			Discount factor	1.0%~4.7%	1.3%
			Prepayment rate	4.1%~53.7%	46.6%
			Probability of default	0.0%~86.6%	— (3)
			Recovery rate	62.7%~73.2%	71.7%

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

September 30, 2013	Fair value(1)	Valuation technique	Significant unobservable inputs	Range	Weighted Average(2)
	(in millions)
Other debt securities	30,863	Discounted cash flow	Liquidity premium	0.6%~0.8%	0.8%
	146,541	Return on equity method	Probability of default	0.0%~8.0%	0.6%
			Recovery rate	25.0%~90.0%	64.4%
			Market-required return on capital	8.0%~10.0%	10.0%

September 30, 2013	Fair value(1)	Valuation technique	Significant unobservable inputs	Range
(in millions)
Trading derivatives—net:
Interest rate contracts—net	(2,195)	Option model	Probability of default	0.2%~12.5%
			Correlation between interest rates	21.9%~97.6%
			Correlation between interest rate and foreign exchange rate	30.9%~49.3%
			Recovery rate	40.0%~48.0%
			Volatility	25.8%~40.0%
Foreign exchange contracts—net	(12,954)	Option model	Probability of default	0.9%~13.9%
			Correlation between interest rates	25.4%~76.5%
			Correlation between interest rate and foreign exchange rate	26.5%~69.9%
			Correlation between underlying assets	49.6%~85.0%
			Recovery rate	40.0%~48.0%
Equity contracts—net	5,948	Option model	Correlation between interest rate and equity	10.6%~50.0%
Credit derivative contracts—net	(3,430)	Option model	Recovery rate	37.0%
			Correlation between underlying assets	11.8%~88.2%

Notes:	(1)	The fair value as of March 31, 2013 and September 30, 2013 excludes the fair value of investments valued using vendor prices.
	(2)	Weighted averages are calculated by weighting each input by the relative fair value of the respective financial instrument.
	(3)	See “Probability of default” in “Sensitivity to and range of unobservable inputs”.

Sensitivity to and range of unobservable inputs

Probability of default—Probability of default is an estimate of the likelihood that the default event will occur and MUFG will be unable to collect contractual amounts. A significant increase (decrease) in the default rate would result in a significant decrease (increase) in a fair value through a decrease (increase) in the estimated cash flows. Probability of default used in Internal model of Residential mortgage-backed securities, Commercial mortgage-backed securities and Asset-backed securities represents that of underlying assets, whereas probability of default used in other valuation techniques represents the counterparty default risks, determined through MUFG’s credit rating system.

The wide range of probability of default used in Internal model of Residential mortgage-backed securities, Commercial mortgage-backed securities and Asset-backed securities is mainly caused by Asset-backed securities. Asset-backed securities have a large number of underlying loans, mainly corporate loans, in several industries. The MUFG Group primarily makes investments in the senior tranches of such securities, with no

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

investments in the equity portion. Thus, the MUFG Group’s investments have higher priority of payments than mezzanine and equity and even if some of underlying loans become default status, the MUFG Group may still be able to receive the full contractual payments.

For derivative contracts, the MUFG Group holds positions with a large number of counterparties with various credit quality, which results in wider range of probability of default. However, the majority of counterparties have higher ratings, categorized as “Normal” in the internal credit rating system, the inputs used to estimate fair value of derivative contracts are concentrated in the lower end of the range.

Discount factor and Liquidity premium—Discount factor and liquidity premium are adjustments to discount rates to reflect uncertainty of cash flows and liquidity of the instruments. When recent prices of similar instruments are unobservable in inactive or less active markets, discount rates are adjusted based on facts and circumstances of the markets including the availability of quotes and the time since the latest available quotes. A significant increase (decrease) in discount rate would result in a significant decrease (increase) in a fair value.

Recovery rate and Prepayment rate—Recovery rate is the proportion of the total outstanding balance of a bond or loan that is expected to be collected in a liquidation scenario. For many credit securities (such as asset-backed securities), there is no directly observable market input for recovery, but indications of recovery levels are available from third-party pricing services. The assumed recovery of a security may differ from its actual recovery that will be observable in the future. Prepayment rate represents the proportion of principal that is expected to be paid prematurely in each period on a security or pool of securities. Prepayment rates change the future cash flows for the investor and thereby change the fair value of the security. Recovery rate and prepayment rate would affect estimation of future cash flows to a certain extent and changes in these inputs could result in a significant increase or decrease in fair value.

Volatility—Volatility is a measure of the speed and severity of market price changes and is a key factor in pricing. Typically, instruments can become more expensive if volatility increases. A significant increase (decrease) in volatility would result in a significant increase (decrease) in fair value through a significant increase (decrease) in the value of an option.

The level of volatility generally depends on the tenor of the underlying instrument and the strike price or level defined in the contract. Volatilities for certain combinations of tenor and strike are not observable. The volatility inputs used to estimate fair value of interest rate contracts are distributed throughout the range.

Correlation—Correlation is a measure of the co-movement between two variables. A variety of correlation-related assumptions are required for a wide range of instruments including foreign governments and official institutions bonds, asset-backed securities, corporate bonds, derivatives and certain other instruments. In most cases, correlations used are not observable in the market and must be estimated using historical information. Changes in correlation inputs can have a major impact, favorable or unfavorable, on the value of an instrument, depending on its nature. In addition, the wide range of correlation inputs are primary due to the complex and unique nature of these instruments. There are many different types of correlation inputs, including cross-asset correlation (such as correlation between interest rate and equity), and same-asset correlation (such as correlation between interest rates). Correlation levels are highly dependent on market conditions and could have a relatively wide range of levels within or across asset classes.

For interest rate contracts and foreign exchange contracts, the diversity in the portfolio held by the MUFG Group is reflected in wide ranges of correlation, as the fair values of transactions with variety of currencies and tenors are determined using several foreign exchange and interest rate curves. For equity derivative contracts, the wide range of correlation between interest rate and equity is primarily due to the large

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

number of correlation pairs with different maturities of contracts. For credit derivative contracts, the wide range of correlation between underlying assets is primarily due to factors such as reference assets with different maturities, capital structure subordinations, and credit quality.

Valuation Process for Level 3 Fair Value Measurements

The MUFG Group establishes valuation policies and procedures for measuring fair value, for which the risk management departments ensure that the valuation techniques used are logically appropriate and consistent with market information and the financial accounting offices ensure that the valuation techniques are consistent with the accounting policies.

In accordance with the valuation policies and procedures, fair value is determined by the risk management departments or similar sections that are independent of the front offices in order to ensure objectivity and validity for measuring fair value. Analysis performed on the determined fair value is periodically reported to the management.

When valuation techniques are used to measure fair value, the valuation techniques are required to be pre-approved by the risk management departments. If the risk management departments determine that the techniques are not consistent with market practice, the valuation techniques are modified as necessary.

Fair value measurements are verified for reasonableness by the risk management departments which are responsible to perform analytical review such as comparison with market trend and information.

For broker-dealer quotes, internal price verification procedures are performed by the risk management departments. Such verification procedures include analytical review of periodic price changes, comparison analysis between periodic price changes and changes of indices such as a credit default swap index, or inquiries regarding the underlying inputs and assumptions used by the broker-dealers such as probability of default, prepayment rate and discount margin.

Unobservable inputs used in a level 3 fair value measurement are internally estimated by the risk management departments based upon the market information such as observable inputs. The reasonableness of the inputs is validated by other risk management departments by comparison analysis between the market value of financial instruments using such level 3 inputs and the internally estimated fair value, to the extent necessary.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Certain assets and liabilities may be measured at fair value on a nonrecurring basis in periods subsequent to their initial recognition. These assets are subject to fair value adjustments that result from the application of the lower of cost or fair value accounting or write-downs of individual assets. The following table presents the carrying value of assets measured at fair value on a nonrecurring basis by level within the fair value hierarchy as of March 31, 2013 and September 30, 2013:

	March 31, 2013				September 30, 2013
	Level 1	Level 2	Level 3	Total carrying value	Level 1	Level 2	Level 3	Total carrying value
	(in millions)
Assets
Investment securities(1)	¥—	¥—	¥6,466	¥6,466	¥—	¥—	¥3,575	¥3,575
Loans	11,757	18,236	351,584	381,577	8,853	16,087	333,048	357,988
Loans held for sale	—	—	4,104	4,104	—	549	14,247	14,796
Collateral dependent loans	11,757	18,236	347,480	377,473	8,853	15,538	318,801	343,192
Premises and equipment	—	—	8,938	8,938	—	—	3,202	3,202
Intangible assets	—	—	549	549	—	—	45	45
Other assets	17,105	—	16,340	33,445	15,138	—	4,291	19,429
Investments in equity method investees(1)	17,105	—	11,751	28,856	15,138	—	643	15,781
Other	—	—	4,589	4,589	—	—	3,648	3,648

Total	¥28,862	¥18,236	¥383,877	¥430,975	¥23,991	¥16,087	¥344,161	¥384,239

Note:	(1)	Includes investments valued at net asset value of ¥4,354 million and ¥1,795 million at March 31, 2013 and September 30, 2013, respectively. The unfunded commitments related to these investments are ¥1,603 million and ¥938 million at March 31, 2013 and September 30, 2013, respectively. These investments are private equity funds.

The following table presents losses recorded as a result of nonrecurring changes in fair value for the six months ended September 30, 2012 and 2013:

	Losses for the six months ended September 30,
	2012	2013
	(in millions)
Investment securities	¥1,706	¥2,625
Loans	68,782	28,141
Loans held for sale	1,029	70
Collateral dependent loans	67,753	28,071
Premises and equipment	3,189	1,032
Intangible assets	235	133
Other assets	13,564	2,988
Investments in equity method investees	12,208	2,377
Other	1,356	611

Total	¥87,476	¥34,919

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Investment securities include mainly impaired cost-method investments which were written down to fair value during the period. The fair values are determined based on recent net asset value and projected future cash flows of investees.

Loans include loans held for sale and collateral dependent loans. Loans held for sale are recorded at the lower of cost or estimated fair value. The fair value of the loans held for sale is based on secondary market prices, recent transactions or discounted cash flows. These loans are principally classified in Level 3 of the fair value hierarchy, and when quoted prices are available but not traded actively, such loans held for sale are classified in Level 2 of the fair value hierarchy. Collateral dependent loans are measured at fair value of the underlying collateral. Collateral are comprised mainly of real estate and exchange-traded equity securities. The MUFG Group maintains an established process for internally determining the fair value of real estate, using the following valuation techniques and assumptions. Collateral dependent loans that are measured based on underlying real estate collateral are classified in Level 3 of the fair value hierarchy.

•

Replacement cost approach. The replacement cost approach is primarily used for buildings and the land they are built on. This approach calculates the fair value of the collateral using the replacement cost of the property as of the valuation date. Replacement cost tables and useful life tables used for this approach are developed by subsidiaries of MUFG.

•

Sales comparison approach. The sales comparison approach is mainly used for land. The fair value of the collateral is based on Japanese government official land prices and standard land prices, considering the results of comparison analysis between the official roadside value which is used for tax purposes and the related government official land and standard land prices.

•

Income approach. The income approach is, as a general rule, applied to all rental properties based on the highest and best use concept. This approach calculates the fair value of the collateral using expected future cash flows. In this approach, the expected annual net operating income is discounted using the related capitalization yield. The significant assumptions within the income approach are the expected annual net operating income and capitalization yield. The expected annual net operating income is estimated based on rental income of the property. The capitalization yield is determined based on the location and use of the property by subsidiaries of MUFG. The capitalization yield may be adjusted to reflect the trends in locations, occupancy rates and rent level and other factors.

Premises and equipment consist of those assets which were written down to fair value. The fair values are determined based on prices obtained from an appraiser or discounted cash flows. These impaired premises and equipment are classified as Level 3 of the fair value hierarchy.

Intangible assets consist of those assets which were written down to fair value. The fair values are determined based on discounted cash flows. These impaired intangible assets are classified as Level 3 of the fair value hierarchy.

Other assets mainly consist of investments in equity method investees which were written down to fair value due to impairment. The MUFG Group records impairment losses when a decline in fair value below cost is other-than-temporary. The impairment losses are included in Equity in earnings of equity method investees—net in the accompanying condensed consolidated statements of income. When investments in equity method investees are marketable equity securities, the fair values are determined based on quoted prices. Impaired investments in equity method investees which are marketable equity securities are classified in either Level 1 or Level 2 of the fair value hierarchy. When investments in equity method investees are nonmarketable equity securities, the fair values are determined using the same methodologies as impaired nonmarketable equity securities described above. Impaired investments in equity method investees which are nonmarketable equity securities are classified in Level 3 of the fair value hierarchy.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Fair Value Option

The MUFG Group elected the fair value option for foreign currency-denominated debt securities and equity securities held by BTMU and MUTB. The election was made to mitigate accounting mismatches related to fluctuations of foreign exchange rates by allowing the gains and losses on translation of these securities to be included in current earnings. Without electing the fair value option, the gains and losses on translation of these securities would have been reflected in OCI, while the gains and losses on translation of foreign currency-denominated financial liabilities would be included in current earnings.

The MUFG Group also elected the fair value option for certain financial instruments held by MUSHD’s foreign subsidiaries because those financial instruments are managed on a fair value basis, and these exposures are considered to be trading-related positions. These financial assets are included in Interest-earning deposits in other banks and Receivables under resale agreements. These financial liabilities are mainly included in Other short-term borrowings and Long-term debt. Unrealized gains and losses on such financial instruments are recognized in the accompanying condensed consolidated statements of income.

The following table presents the gains or losses recorded during the six months ended September 30, 2012 and 2013 related to the eligible instruments for which the MUFG Group elected the fair value option:

	Six months ended September 30,
	2012			2013
	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value
	(in millions)
Financial assets:
Receivables under resale agreements(1)	¥(1,789)	¥—	¥(1,789)	¥—	¥—	¥—
Trading account securities	214,225	(900,972)	(686,747)	(249,080)	781,965	532,885
Other assets	(188)	—	(188)	(235)	—	(235)

Total	¥212,248	¥(900,972)	¥(688,724)	¥(249,315)	¥781,965	¥532,650

Financial liabilities:
Other short-term borrowings(1)	¥1,191	¥—	¥1,191	¥706	¥—	¥706
Long-term debt(1)	(4,134)	—	(4,134)	23,032	—	23,032

Total	¥(2,943)	¥—	¥(2,943)	¥23,738	¥—	¥23,738

Note:	(1)	Change in value attributable to the instrument-specific credit risk related to those financial assets and liabilities are not material.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following table presents the differences between the aggregate fair value and the aggregate remaining contractual principal balance outstanding as of March 31, 2013 and September 30, 2013 for long-term receivables and debt instruments for which the fair value option has been elected:

	March 31, 2013			September 30, 2013
	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding
	(in millions)
Financial assets:
Other assets	¥3,000	¥3,006	¥6	¥2,500	¥2,490	¥(10)

Total	¥3,000	¥3,006	¥6	¥2,500	¥2,490	¥(10)

Financial liabilities:
Long-term debt	¥650,382	¥564,845	¥(85,537)	¥678,259	¥611,358	¥(66,901)

Total	¥650,382	¥564,845	¥(85,537)	¥678,259	¥611,358	¥(66,901)

Interest income and expense and dividend income related to the assets and liabilities for which the fair value option is elected are measured based on the contractual rates and reported in the accompanying condensed consolidated statements of income as either interest income or expense, depending on the nature of the related asset or liability.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Estimated Fair Value of Financial Instruments

The following is a summary of carrying amounts and estimated fair values by level within the fair value hierarchy of financial instruments which are not carried at fair value on the accompanying condensed consolidated balance sheets as of March 31, 2013 and September 30, 2013:

	March 31, 2013
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions)
Financial assets:
Cash and due from banks	¥3,619	¥3,619	¥3,619	¥—	¥—
Interest-earning deposits in other banks	8,112	8,112	—	8,112	—
Call loans and funds sold	619	619	—	619	—
Receivables under resale agreements	5,660	5,660	—	5,660	—
Receivables under securities borrowing transactions	2,615	2,615	—	2,615	—
Investment securities(1)	2,492	2,778	272	495	2,011
Loans, net of allowance for credit losses(2)	97,254	98,729	12	284	98,433
Other financial assets	5,132	5,132	—	5,132	—
Financial liabilities:
Deposits
Non-interest-bearing	¥18,810	¥18,810	¥—	¥18,810	¥—
Interest-bearing	129,420	129,480	—	129,480	—
Total deposits	148,230	148,290	—	148,290	—
Call money and funds purchased	4,011	4,011	—	4,011	—
Payables under repurchase agreements	15,700	15,700	—	15,700	—
Payables under securities lending transactions	3,993	3,993	—	3,993	—
Due to trust account	633	633	—	633	—
Other short-term borrowings	11,604	11,604	—	11,604	—
Long-term debt	11,622	11,980	—	11,969	11
Other financial liabilities	4,753	4,753	—	4,753	—

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	September 30, 2013
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions)
Financial assets:
Cash and due from banks	¥3,484	¥3,484	¥3,484	¥—	¥—
Interest-earning deposits in other banks	15,496	15,496	—	15,496	—
Call loans and funds sold	633	633	—	633	—
Receivables under resale agreements	6,438	6,438	—	6,438	—
Receivables under securities borrowing transactions	2,671	2,671	—	2,671	—
Investment securities(1)	2,238	2,488	220	513	1,755
Loans, net of allowance for credit losses(2)	100,884	102,297	9	292	101,996
Other financial assets	7,124	7,124	—	7,124	—
Financial liabilities:
Deposits
Non-interest-bearing	¥19,938	¥19,938	¥—	¥19,938	¥—
Interest-bearing	132,920	132,965	—	132,965	—
Total deposits	152,858	152,903	—	152,903	—
Call money and funds purchased	3,458	3,458	—	3,458	—
Payables under repurchase agreements	20,348	20,348	—	20,348	—
Payables under securities lending transactions	3,147	3,147	—	3,147	—
Due to trust account	487	487	—	487	—
Other short-term borrowings	11,098	11,098	—	11,098	—
Long-term debt	12,103	12,395	—	12,395	—
Other financial liabilities	6,800	6,800	—	6,800	—

Notes:	(1)	Includes impaired securities measured at fair value on a nonrecurring basis. Refer to “Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis” for the details of the level classification.
	(2)	Includes loans held for sale and collateral dependent loans measured at fair value on a nonrecurring basis. Refer to “Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis” for the details of the level classification.

The following section describes the valuation techniques adopted by the MUFG Group to estimate fair values of financial instruments that are not recorded at fair value on the accompanying condensed consolidated balance sheets.

Cash and due from banks, Interest-earning deposits in other banks, Call loans and funds sold, Receivables under resale agreements and Receivable under securities borrowing transactions—For cash and due from banks including interest-earning deposits in other banks, call loans and funds sold, receivables under resale agreements and receivable under securities borrowing transactions, the carrying amounts are a reasonable estimate of the fair values because of their short-term nature and limited credit risk.

Investment securities—The fair values of investment securities other than those classified as available-for-sale or being held-to-maturity (i.e., nonmarketable equity securities) are not readily determinable as they do not have readily available quoted prices or secondary market prices. The fair values of certain nonmarketable equity securities, such as preferred stock convertible to marketable common stock issued by public companies are determined by utilizing commonly accepted valuation technique to derive a fair value using the present value of dividend cash flows and option prices. For option prices, the Trinomial Tree Method determines possible paths of future stock prices using a forward rate for a common stock, and the price is calculated by multiplying the possible paths of future stock prices by the expected cash flows generated from the probability of exercising

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

options or upon exercising of the options. Inputs used in the valuation include but are not limited to stock price, volatility and credit spread. The valuation is performed on a quarterly basis. At the time of any sale, the MUFG Group generally separately calculates a valuation to be used in sales price negotiations with the counterparty. The price agreed between the MUFG Group and a counterparty is also used as a reference for validating the appropriateness of previous valuations of the investment. The MUFG Group performs periodic validation of the valuation technique. Specifically, the sensitivity and appropriateness of the inputs are verified by using different valuation technique employed by the MUFG Group. It is not practicable for the MUFG Group to estimate the fair value of other nonmarketable securities issued by nonpublic companies for which a quoted price is not available. For these securities, the MUFG Group is unable to estimate fair value without incurring undue cost because they comprise investments in numerous nonpublic companies and each investment represents an insignificant percentage relative to each company. Therefore, the above summary does not include the carrying amounts of such investment securities. The carrying amounts not included in the above summary are ¥504 billion and ¥548 billion at March 31, 2013 and September 30, 2013, respectively.

Loans—The fair value of loans is estimated by discounting expected future cash flows based on types of loans, internal ratings and possibility of prepayment using the discount rates which include adjustments to reflect the expectations about possible variations to the current market rates. For certain residential loans with variable interest rates provided to individual home owners, the carrying amount is presented as the fair value since such carrying amount approximates the fair value, unless the creditworthiness of the borrower has changed significantly since the loan origination. Where quoted prices or estimated fair values are available, primarily for loans to refinancing countries, loans held for sales and certain other foreign loans, the fair values are based on such market prices and estimated fair values, including secondary market prices. For receivables from bankrupt, virtually bankrupt, and likely to become bankrupt borrowers, credit loss is estimated based mainly on the expected amount to be collected from collaterals and guarantees. The carrying amount is presented as the fair value since the fair value approximates such carrying amount.

Other financial assets—The estimated fair values of other financial assets, which primarily include accrued interest receivable, customers’ acceptance liabilities and accounts receivable, approximate their carrying amounts. The above summary does not include the carrying amounts of investments in equity method investees amounting to ¥1,274 billion and ¥1,513 billion at March 31, 2013 and September 30, 2013, respectively.

Non-interest-bearing deposits, Call money and funds purchased, Payables under repurchase agreements and Payable under securities lending transactions—For non-interest-bearing deposits, the amount payable on demand as of the condensed consolidated balance sheet date (i.e., the carrying amount) is considered to be the fair value. For call money and funds purchased, payables under repurchase agreements and payable under securities lending transactions, the carrying amount are reasonable estimate of the fair value because of their short-term nature and limited credit risk.

Interest-bearing deposits—For variable rate time deposits, the carrying amount is presented as the fair value because the market interest rate is reflected in such deposits within a short time period. Fixed rate time deposits are grouped by certain maturity lengths. The fair value of such deposits are estimated by discounting expected future cash flows using the discount rates that would be applied to newly accepted deposits.

Due to trust account—Since these are cash deposits with no maturity, the carrying amount is presented as the fair value as the fair value approximates such carrying amount.

Other short-term borrowings—For most other short-term borrowings, the carrying amount is presented as the fair value since such carrying amount approximates the fair value because of their short-term nature and limited credit risk.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Long-term debt—The fair value of corporate bonds issued by the MUFG Group is determined based on quoted prices of those corporate bonds. The fair value of fixed rate corporate bonds without quoted prices is the present value of expected future cash flow from these borrowings, which is discounted at an interest rate generally applicable to similar borrowings reflecting premium applicable to the MUFG Group. For variable rate corporate bonds without quoted prices, the carrying amount of such bonds is presented as the fair value since such carrying amount approximates the fair value. This is on the basis that the market interest rate is reflected in the fair value of such corporate bonds because such bond terms were set within a short time period and that there has been no significant impact on the fair value of those bonds.

Other financial liabilities—The estimated fair values of other financial liabilities, which primarily include accrued interest payable, bank acceptances, accounts payable and obligations under standby letters of credit and guarantees, approximate their carrying amounts. The fair values of obligations under standby letters of credit and guarantees are based on fees received or receivable by the MUFG Group.

The fair values of certain off-balance sheet financial instruments held for purposes other than trading, including commitments to extend credit and commercial letters of credit, are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit quality. The aggregate fair value of such instruments at March 31, 2013 and September 30, 2013 was not material.

The fair value estimates presented herein are based on pertinent information available to management at March 31, 2013 and September 30, 2013. These amounts have not been comprehensively re-evaluated since that date, and therefore, current estimates of fair values may have changed significantly from the amounts presented herein.

19.    SUBSEQUENT EVENTS

Approval of Dividends

On November 14, 2013, the Board of Directors of MUFG approved the payment of semi-annual interim cash dividends of ¥57.50 per share of Class 5 Preferred Stock, ¥2.65 per share of Class 11 Preferred Stock, totaling ¥8,970 million, and ¥7.0 per share of Common stock, totaling ¥99,145 million, that were payable on December 6, 2013 to the shareholders of record on September 30, 2013.

Acquisition of Krungsri

On December 18, 2013, BTMU completed a Voluntary Tender Offer (“VTO”) for Bank of Ayudhya Public Company Limited (“Krungsri”) shares at Thai baht 39 per share. Upon the completion of VTO, BTMU purchased approximately 72.01% of Krungsri’s total outstanding shares for approximately Thai baht 171 billion (equivalent to approximately ¥550 billion based on the currency exchange rate of Thai baht to yen as of December 18, 2013) in cash. As a result of the acquisition of a majority stake in Krungsri by BTMU, Krungsri has become a subsidiary of BTMU.

Krungsri is a commercial bank in Thailand offering diversified financial services while holding wide range of client base and market knowledge. As a part of a strategy designed to further develop BTMU’s businesses in Asia, the investment in Krungsri aims to establish a full-fledged commercial banking platform in Asia. Through this acquisition of Krungsri and BTMU’s existing branch in Thailand, MUFG will strengthen the business foundation in Asia by providing comprehensive financial services for various local customers and multinational corporate customers.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The initial accounting for the business combination is incomplete and supplemental pro forma information of this acquisition could not be disclosed in the accompanying condensed consolidated financial statements because this transaction occurred near the time of the issuance of such condensed consolidated financial statements and the MUFG Group is still in the process of determining the fair value of assets acquired, liabilities assumed, and non-controlling interest.

* * * * *

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Average Balance Sheets, Interest and Average Rates (Unaudited)

	Six months ended September 30,
	2012			2013
	Average balance	Interest	Average rate (Annualized)	Average balance	Interest	Average rate (Annualized)
	(in millions, except percentages)
Assets:
Interest-earning assets:
Interest-earning deposits in other banks	¥6,592,266	¥13,868	0.42%	¥13,705,018	¥20,386	0.30%
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	10,972,179	32,422	0.59	10,489,964	31,511	0.60
Trading account assets	23,226,581	185,943	1.60	26,834,699	187,493	1.39
Investment securities	60,237,984	187,884	0.62	55,339,447	179,037	0.65
Loans	91,324,646	793,828	1.73	100,484,383	817,510	1.62

Total interest-earning assets	192,353,656	1,213,945	1.26	206,853,511	1,235,937	1.19

Non-interest-earning assets:
Cash and due from banks	3,055,649			3,599,723
Other non-interest-earning assets	29,383,721			33,392,604
Allowance for credit losses	(1,281,912)			(1,332,298)

Total non-interest-earning assets	31,157,458			35,660,029

Total assets	¥223,511,114			¥242,513,540

Liabilities and equity:
Interest-bearing liabilities:
Deposits	¥121,870,444	¥113,647	0.19%	¥131,075,442	¥107,618	0.16%
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	24,229,402	35,295	0.29	26,097,990	21,946	0.17
Due to trust account, other short-term borrowings, and trading account liabilities	14,579,869	28,124	0.38	14,829,478	27,787	0.37
Long-term debt	11,875,663	118,009	1.98	12,299,121	112,164	1.82

Total interest-bearing liabilities	172,555,378	295,075	0.34	184,302,031	269,515	0.29

Non-interest-bearing liabilities	42,163,556			47,380,720

Total equity	8,792,180			10,830,789

Total liabilities and equity	¥223,511,114			¥242,513,540

Net interest income and interest rate spread		¥918,870	0.92%		¥966,422	0.90%

Net interest income as a percentage of total interest-earning assets			0.95%			0.93%